CleanHarbors®

CleanHarbors
Retail Services

CleanHarbors
National Transportation
53'

# 2025 ANNUAL REPORT

www.cleanharbors.com

# IT'S ANOTHER BANNER YEAR!

Our ongoing commitment to safety has allowed us to have our best rating ever.



## ABOUT CLEAN HARBORS

Clean Harbors (NYSE: CLH) is North America's leading provider of environmental and industrial services. The Company serves a diverse customer base, including a majority of Fortune 500 companies. Its customer base spans a number of industries, including chemical, manufacturing and refining, as well as numerous government agencies. These customers rely on Clean Harbors to deliver a broad range of services such as end-to-end hazardous waste management, emergency spill response, industrial cleaning and maintenance, and recycling services. Through its Safety-Kleen subsidiary, Clean Harbors also is a leading provider of parts washers and environmental services to commercial, industrial and automotive customers, as well as North America's largest re-refiner and recycler of used oil. Founded in 1980 and based in Massachusetts, Clean Harbors operates in the United States, Canada, Mexico, Puerto Rico and India. For more information, visit www.cleanharbors.com.

## DEAR SHAREHOLDERS,

2025 was another year of strong operational execution for Clean Harbors, led by our Environmental Services (ES) segment. We surpassed $6 billion in annual revenues, generated record Adjusted Free Cash Flow of more than $500 million and expanded Adjusted EBITDA margin in Environmental Services by 60 basis points to 25.9%. Those results were achieved despite a muted industrial backdrop, particularly in the chemical sector, and reflected the strength of our disposal network, the resilience of our service platform and our continued focus on pricing, productivity and disciplined execution. While some areas of the portfolio faced more challenging conditions, our overall performance in 2025 again demonstrated the durability of our business model.

## Setting the Industry Standard in Safety

In 2025, we delivered our best-ever safety performance with a record Total Recordable Incident Rate (TRIR) of 0.49. Safety underpins everything we do at Clean Harbors, and our Safety Starts with Me: Live It 3-6-5 program is more than a slogan. It is a mindset that we expect our employees to bring to work daily, and bring home to their families. Our exemplary safety results prove again what we can accomplish when our team is focused on safety. Being safe has multiple benefits to the organization including our reputation with customers and the communities we serve, our ability to attract and hire, employee retention and cost savings through lower healthcare and insurance expenses. The greatest benefit, of course, is about sending our team home safe to their families each day. We have established ourselves as the clear industry leader in the waste sector. We can do even better in 2026.

## Environmental Services Drives Another Record Year

Revenue in 2025 grew 2% to $6 billion while Adjusted EBITDA increased 5% to $1.17 billion. That combination fueled a 40-basis-point improvement in Adjusted EBITDA margin. Driving that performance was our ES segment that marked its fourth consecutive year of profitable growth and higher Adjusted EBITDA margins, which were up 60 basis points from 2024. The ES segment concluded the year with its 15th straight quarter of higher year-over-year margin through pricing, greater volumes and productivity gains. Based on customer demand and the opening of our new Kimball facility, our incinerators processed 45,000 tons above prior year as we achieved extremely high utilization in 2025. Our landfills also had a terrific year with strong base business supplemented by a number of waste projects, which resulted in a 24% increase in landfill volumes.

Our service businesses, led by SK Environmental, contributed another year of consistent growth in 2025. SK Environmental delivered a 7% increase in revenue – continuing its five-year run of stable growth on both the top- and bottom-line. Field Services increased revenue by 5% in 2025 on the strength of its emergency response business and the first full year of HEPACO, which has been an extremely successful addition to the company. In 2025, we continued to realize synergies from the HEPACO transaction and lifted the margin in Field Services by several hundred basis points for the full year. We responded to more than 21,000 ERs in 2025 as we further solidified our market leadership position.

Within our Safety-Kleen Sustainability Solutions segment, the team faced a challenging backdrop in 2025 due to lower base oil and lubricant pricing. Despite these conditions, the team executed well on our oil collection services and the related pricing of those services. In addition to our spread management efforts, we also reduced our cost structure, increased our Group III gallons produced and incrementally grew our direct blended sales through our OilPlus™ program.

## Advancing our Leadership Position in Addressing PFAS

Following the rollout of our PFAS Total Solution, we generated market recognition with our end-to-end offering for the treatment or destruction of these forever




"Overall, we deploy capital with a clear focus on maximizing shareholder returns, and we intend to continue to deploy capital in the most accretive way in 2026."

**Michael L. Battles & Eric W. Gerstenberg**
Co-Chief Executive Officers

 



# TO OUR SHAREHOLDERS

chemicals. In 2025, we achieved a number of important milestones related to PFAS – in addition to some external developments – that accelerated our momentum and advanced our leadership position.

Most notably, in September, the Environmental Protection Agency (EPA) issued its research on a PFAS study that was conducted at one of our incineration facilities. The data supported that RCRA-permitted, high-temperature incineration was highly effective at destroying many forms of PFAS. That same month, we hosted EPA Administrator Lee Zeldin at our Deer Park incineration facility where he affirmed his agency's commitment to addressing the scourge of PFAS. Co-CEO Eric Gerstenberg participated as an expert witness on PFAS destruction at a key Senate committee hearing.

We also announced a $110 million contract with the military to filter drinking water at its Pearl Harbor base. More recently, the federal government released its preliminary guidance for PFAS disposal related to more than 700 military installations contaminated with PFAS; the recommended methods included carbon water filtration, hazardous landfill and hazardous incinerations, all of which we provide. We fully expect the PFAS remediation market to be a source of rapid growth for us over the next decade.

## Executing our Disciplined Capital Allocation Strategy

During 2025 and in early 2026, we have been executing against all four elements of our capital allocation strategy.

**1. Organic Growth Investments** – In 2025, we ramped up our new Kimball incinerator and intend to further increase production at that facility in 2026 as we move it toward full capacity. Last year, we also successfully launched our Phoenix hub location to centralize multiple services lines in an emerging area. Here in 2026, we are advancing plans at other locations to replicate that hub blueprint. We recently announced a $50 million expansion of our vacuum truck fleet. This fleet expansion will occur over the course of 2026 and 2027 and have a four-year payback.

We continue to evaluate other high-return internal capital projects across all our businesses given our leverageable network of assets. In 2025, capital expenditures, net of disposals, were $403 million, and our 2026 capital plan reflects continued investment in high-return growth projects, including the SDA unit and fleet expansion.

**2. Acquisitions and Divestitures** – While we did not complete any acquisitions in 2025, we were involved with a large number of potential transactions, none of which met our financial and strategic return requirements. The pipeline of M&A candidates remains full entering 2026 and we expect to be active this year.

We recently announced an agreement to acquire certain waste handling, tank cleaning and railcar cleaning businesses from Depot Connect International for approximately $130 million. We will continue to deploy capital for acquisitions selectively with an eye toward permitted assets or attractive service businesses.

**3. Share Repurchases** – In 2025, given our strong balance sheet and cash generation, we returned significant capital to shareholders by repurchasing a record $250 million in shares. In February 2026, our Board of Directors authorized a $350 million expansion of our existing buyback program, pushing total availability back to $600 million. We remain committed to smartly returning capital to shareholders through our repurchase program.

**4. Debt Repayment** – In 2025, we refinanced a portion of our debt at favorable terms while extending the maturity. Given our strong liquidity and leverage profile, debt reduction is not a capital allocation priority in 2026, but we will continue to evaluate opportunities to optimize our debt structure.

## 2026 Growth Outlook–Promising Market Dynamics

We entered 2026 with momentum in our larger core hazardous waste collection businesses. We are encouraged by the growth opportunities we see, particularly within Technical Services. We expect our incinerators to run strong in 2026 due to greater U.S. manufacturing, waste projects and PFAS. We expect to deliver growth in revenue and Adjusted EBITDA that will culminate in enhanced margins again this year. Our positive outlook is grounded in modest economic assumptions, with additional upside potential.

On behalf of our entire management team and Board of Directors, we want to thank our employees for their hard work, commitment to safety and sacrifices, which produced the results we achieved in 2025. To our customers and shareholders, we are deeply grateful for the confidence you have placed in Clean Harbors. We are excited about our prospects to execute our growth strategy, generate significant cash flow and provide excellent customer service, all while building long-term shareholder value in the year ahead.

Co-Chief Executive Officers
Clean Harbors, Inc.
March 31, 2026

Michael L. Battles
Co-Chief Executive Officer

Eric W. Gerstenberg
Co-Chief Executive Officer



For the Years Ended December 31 ( in thousands, except per share amounts )

| INCOME STATEMENT DATA | 2025 | 2024 | 2023 | 2022 | 2021 |
|---|---|---|---|---|---|
| Revenues | $6,030,837 | $5,889,952 | $5,409,152 | $5,166,605 | $3,805,566 |
| Cost of revenues (exclusive of items shown separately below) | 4,144,599 | 4,065,713 | 3,746,124 | 3,543,930 | 2,609,837 |
| Selling, general and administrative expenses | 752,534 | 739,629 | 671,161 | 627,391 | 537,962 |
| Accretion of environmental liabilities | 14,326 | 13,456 | 13,667 | 12,943 | 11,745 |
| Depreciation and amortization | 446,006 | 400,922 | 365,761 | 347,594 | 298,135 |
| Income from operations | 673,372 | 670,232 | 612,439 | 634,747 | 347,887 |
| Other income (expense), net | 5,200 | (1,454) | 2,315 | 2,472 | (515) |
| Loss on early extinguishment of debt | (8,277) | (371) | (2,880) | (422) | — |
| Gain on sale of businesses | 776 | — | — | 8,864 | — |
| Interest expense, net of interest income | (143,104) | (134,964) | (108,595) | (107,663) | (77,657) |
| Income before provision for income taxes | 527,967 | 533,443 | 503,279 | 537,998 | 269,715 |
| Provision for income taxes | 136,993 | 131,144 | 125,423 | 126,254 | 66,468 |
| Net income | $390,974 | $402,299 | $377,856 | $411,744 | $203,247 |
| Earnings per share: | | | | | |
| Basic | $7.31 | $7.46 | $6.99 | $7.59 | $3.73 |
| Diluted | $7.28 | $7.42 | $6.95 | $7.56 | $3.71 |
| | | | | | |
| CASH FLOW DATA | | | | | |
| Net cash from operating activities | $866,725 | $777,771 | $734,552 | $626,214 | $545,997 |
| Net cash used in investing activities | (425,786) | (903,674) | (575,050) | (388,944) | (1,507,602) |
| Net cash (used in) from financing activities | (309,342) | 377,032 | (208,891) | (187,315) | 898,249 |
| | | | | | |
| OTHER FINANCIAL DATA | | | | | |
| Adjusted EBITDA (1) | $1,169,939 | $1,116,934 | $1,012,570 | $1,022,128 | $676,606 |
| Adjusted Free Cash Flow (2) | $509,315 | $357,882 | $321,902 | $289,937 | $326,297 |

As of December 31 ( in thousands )

| BALANCE SHEET DATA | 2025 | 2024 | 2023 | 2022 | 2021 |
|---|---|---|---|---|---|
| Working capital | $1,510,396 | $1,331,130 | $1,014,682 | $1,013,667 | $815,857 |
| Total assets | 7,624,056 | 7,377,278 | 6,382,869 | 6,129,707 | 5,653,699 |
| Long-term debt (including current portion) | 2,776,163 | 2,786,219 | 2,301,717 | 2,424,828 | 2,534,559 |
| Stockholders' equity | 2,745,660 | 2,573,529 | 2,247,506 | 1,922,322 | 1,513,887 |

1.  See "Adjusted EBITDA" under Item 7, "Management Discussion and Analysis" on page 36 of the Annual report on Form 10-K, incorporated herein, for a reconciliation of net income to Adjusted EBITDA for 2025, 2024 and 2023. Reconciliations for years prior to that can be found in the Annual Reports on Form 10-K for the respective period.

2.  See "Adjusted Free Cash Flow" under Item 7, "Management Discussion and Analysis" on page 40 of the Annual Report on Form 10-K, incorporated herein, for a reconciliation of net cash from operating activities to Adjusted Free Cash Flow for 2025, 2024 and 2023. Reconciliations for years prior to that can be found in the Annual Reports on Form 10-K for the respective period.

 

# EXECUTIVE OFFICERS & DIRECTORS

## EXECUTIVE OFFICERS

 **ALAN S. McKIM**
Founder, Executive Chairman and Chief Technology Officer

 **MICHAEL L. BATTLES**
Co-Chief Executive Officer

 **ERIC W. GERSTENBERG**
Co-Chief Executive Officer

 **GEORGE L. CURTIS**
Executive Vice President, Pricing & Proposals*

 **JEROEN DIDERICH**
President, Environmental Sales & Service

 **ERIC J. DUGAS**
Executive Vice President and Chief Financial Officer

 **SHARON M. GABRIEL**
Executive Vice President and Chief Information Officer*

 **CHUCK GEER**
Executive Vice President, Industrial Services

 **ROBERT HARRISON**
Executive Vice President, Health & Safety*

 **REBECCA UNDERWOOD**
President, Facilities*

 **BRIAN P. WEBER**
President, Safety-Kleen Sustainability Solutions

## DIRECTORS

 **ALAN S. McKIM**
Founder, Executive Chairman and Chief Technology Officer

 **EDWARD G. GALANTE**
Lead Independent Director

 **MICHAEL L. BATTLES**
Co-Chief Executive Officer

 **ERIC W. GERSTENBERG**
Co-Chief Executive Officer

 **KARYN POLITO**
Director

 **JOHN T. PRESTON**
Director

 **ALISON QUIRK**
Director

 **MARCY L. REED, CPA**
Director

 **ANDREA ROBERTSON, CPA**
Director

 **LAUREN C. STATES**
Director

 **SHELLEY STEWART, JR.**
Director

 **JOHN R. WELCH**
Director

 **ROBERT WILLETT**
Director

*\* officer of a wholly-owned subsidiary of the parent holding company, Clean Harbors, Inc.*



# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED          DECEMBER 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                    TO

COMMISSION FILE NUMBER 001-34223

## CLEAN HARBORS, INC.
(Exact name of registrant as specified in its charter)

| **Massachusetts** | **04-2997780** |
|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (IRS Employer Identification No.) |
| **42 Longwater Drive  Norwell   MA** | **02061-9149** |
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's Telephone Number, Including area code: **(781) 792-5000**

**Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:**

| Title of each class | Trading Symbol | Name of each exchange on which registered |
|---|---|---|
| Common Stock, $0.01 par value | CLH | New York Stock Exchange |

**Securities registered pursuant to section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | |
|---|---|
| Large accelerated filer    ☒ | Accelerated filer  ☐ |
| Non-accelerated filer   ☐ | Smaller reporting company  ☐ |
| | Emerging growth company  ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant (assuming for these purposes, but without conceding, that all executive officers and directors are "affiliates") as of June 30, 2025 was approximately $11.7 billion, based on the closing sale price of the registrant's common stock on that date as reported on the New York Stock Exchange.

On February 11, 2026, there were 52,910,946 shares of Common Stock, $0.01 par value, outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2026 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K to the extent described herein.

# CLEAN HARBORS, INC.
## ANNUAL REPORT ON FORM 10-K
## YEAR ENDED DECEMBER 31, 2025
## TABLE OF CONTENTS

## Disclosure Regarding Forward-Looking Statements

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements, which are generally identifiable by use of the words "believes," "expects," "intends," "anticipates," "plans to," "aims," will," "seeks," "should," "estimates," "projects," "may," "likely," "potential" or similar expressions. Such statements may include, but are not limited to, statements about our future financial and operating results, plans, strategy, objectives and goals, cost management initiatives, pricing and productivity initiatives, contingent liabilities, liquidity, business, economic and market conditions, trends, customer demand, impacts of tariffs and new legislation, acquisitions, capital spending, growth opportunities, expectations, challenges and other statements that are not historical facts. Such statements are based upon the beliefs and expectations of our management as of the date of this report only and are subject to certain risks and uncertainties that could cause actual results, performance or achievements to differ materially, including, without limitation: operational and safety risks; risks relating to the failure of new or existing technologies; cybersecurity risks; the occurrence of natural disasters or other catastrophic events, as well as their residual macroeconomic effects; risks associated with retaining and hiring key personnel; environmental liability and product liability risks relating to hazardous waste management and other components of our business; negative economic, industry or other developments, including market volatility or economic downturns; risks associated with our assumptions relating to expansion of our landfills; reductions in the demand for emergency response services at industrial facilities or on roadways, railways or waterways, and other remedial projects and regulatory developments; reductions in the demand for oil products and automotive services and volatility in oil prices in the markets we serve; changes in statutory and regulatory requirements and risks relating to extensive environmental laws and regulations; risks associated with existing and potential litigation; risks associated with our identification and execution of strategic capital expenditures, acquisitions and divestitures and their related liabilities; risks relating to the availability and sufficiency of our insurance coverage, self-insurance, surety bonds, letters of credit and other forms of financial assurance; impact of new tax legislation or changes in tax regulations and interpretations; the imposition of trade sanctions or tariffs; fluctuations in interest rates and foreign currency exchange rates; risks relating to our indebtedness and covenants in our debt agreements; risks associated with certain anti-takeover provisions under the Massachusetts Business Corporation Act and our By-Laws; and those items identified under Item 1A, "Risk Factors," elsewhere in this Annual Report on Form 10-K and in other documents we file from time to time with the Securities and Exchange Commission, or SEC. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements.

## PART I

## ITEM 1.    BUSINESS

### General

Clean Harbors, Inc., together with its subsidiaries, is a leading provider of environmental and industrial services throughout North America. Everywhere industry meets the environment, we strive to provide sustainable services and products that minimize environmental impact, maximize environmental benefit through reuse and recycling and support our customers' business needs. We are also the largest provider of parts cleaning and related environmental services to general manufacturing, automotive and commercial customers in North America and the largest re-refiner and recycler of used oil in North America. One of our primary goals is supporting our customers in providing innovative and environmentally responsible solutions to further their sustainability goals and solve complex environmental challenges.

We have two operating segments through which we conduct our operations: (i) the Environmental Services segment and (ii) the Safety-Kleen Sustainability Solutions segment.

- • **Environmental Services** - Our Environmental Services businesses offer an array of services to customers. We safely collect, transport, treat, recycle when suitable and dispose of hazardous and non-hazardous waste through our network of over 100 waste disposal facilities including incinerators; landfills; treatment, storage and disposal facilities, or TSDFs, wastewater treatment facilities; and solvent recycling centers. Our emergency response services leverage specialized equipment, expertise and responsiveness to support our customers. Our teams are also equipped to address our customer requirements related to per- and poly-fluorinated alkyl substances, or PFAS, offering a comprehensive range of services that include testing, water filtration, site remediation and disposal through our Total PFAS Solutions service offering. We leverage our assets to perform a wide range of industrial maintenance and specialty industrial services, both planned and unplanned. We collect containerized waste and provide parts washer and vacuum services to small quantity generators of hazardous waste. All of these services are designed to protect the environment and address environmental related challenges through the use of innovation and the latest technologies. We provide customers with sustainable solutions and include recycling options whenever possible.

- **Safety-Kleen Sustainability Solutions** - Our Safety-Kleen Sustainability Solutions, or SKSS, business offerings span the life-cycle of sustainable lubricant products. SKSS provides collections services for used oil, used oil filters and other automotive related fluids, allowing customers to manage these wastes in a responsible and compliant way while also converting these waste streams into high quality products for re-use. The used oil collected by our team serves as feedstock for our oil re-refineries. At these facilities, we manufacture base oil and vacuum gas oil, or VGO, and also formulate and package high quality lubricants which are returned to the marketplace to provide our customers with sustainable solutions to meet their oil and lubricant demands.

Clean Harbors, Inc. was incorporated in Massachusetts in 1980, and our principal executive offices are located in Norwell, Massachusetts. We maintain a website at: http://www.cleanharbors.com. Through a link on this website, we provide free access to our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act as soon as reasonably practicable after electronic filing with the SEC. Our guidelines on corporate governance, the charters for our board committees, and our code of ethics for members of our Board of Directors, or the Board, our Co-Chief Executive Officers and our other senior executive officers are available through our website at https://ir.cleanharbors.com/corporate-governance/highlights. Should it be necessary, any waivers for such policies will also be posted on our website. In September 2025, we published our 2025 Sustainability Supplement which updates some of our key sustainability metrics and is intended as a companion to our 2024 Sustainability Report, which is available on our website's Sustainability page. Our website, and the information contained in or accessible through our website, are not incorporated by reference in, or considered to be a part of, this Annual Report on Form 10-K or any other document unless expressly incorporated by reference.

## Commitment to Safety

Safety is a core value and shared belief throughout our organization. Our *Safety Starts with Me: Live It 3-6-5* mindset, is the foundation to our overall safety approach. This mindset is organized around three Safety Philosophies, six Golden Rules of Safety and each employee's five Personal Reasons why they choose to be safe at work and at home. This overall approach, along with other targeted safety and education programs, have enabled us to continue to be an industry leader in safety.

For the year ended December 31, 2025, our safety metrics of Total Recordable Incident Rate, or TRIR, and Days Away, Restricted Activity and Transfer Rate, or DART, were 0.49 and 0.23, respectively, an improvement of 25% and 15% year-over-year respectively. TRIR is a measure of total recordable injuries relative to hours worked while DART is a measure of recordable injury severity for the hours worked. For the fourth year in a row, our TRIR has remained well under 1.0, an industry leading statistic, and 2025 marks the lowest TRIR and DART rate in the Company's history and indicates a continued decline in the frequency and severity of injuries.

As always, we remain focused on the safety of our teams, our customers and the communities in which we work, live and drive. We will remain relentless in our pursuit to improve how we work through effective partnering and collaboration, as well as innovation and technological solutions intended to deliver on our safety promise to ourselves, our customers and our neighbors. It starts with us, and we live it 3-6-5.

## Compliance

We regard compliance with applicable regulations as a critical component of our overall operations. We maintain a compliance organization that is independent of the operations of the business to monitor and provide oversight throughout Clean Harbors. We strive to maintain strict professional standards in our compliance activities. Our compliance staff is responsible for the facilities' permitting and regulatory compliance, compliance training, transportation compliance and related record keeping. To ensure the effectiveness of our regulatory compliance program, our facilities operations are monitored by our compliance staff and a compliance audit team who routinely conduct audits of our programs.

Our facilities are also frequently inspected and audited by regulatory agencies, as well as by customers. Although our facilities have been cited on occasion for regulatory violations, we believe that each of our facilities is currently in substantial compliance with applicable permit requirements.

## Competitive Strengths

As noted above, safety and compliance are our underlying core principles, and we believe our long-standing commitment to these principles is an important competitive strength and differentiator for Clean Harbors. We have attained leading positions across our business lines despite facing robust competition from local, regional, national and international companies. We believe the following are our core competitive strengths developed over 45 years of operations, which have and will continue to facilitate our prominent position in the marketplace:

- **Leading Provider of Environmental and Industrial Services -** We are a leading provider of environmental and industrial services which deliver sustainable solutions that help our customers protect the environment. We operate ten commercial hazardous waste incinerators, including our newest incinerator in Kimball, Nebraska, which commenced operations in late 2024 and is expected to be running at full capacity by the end of 2026. We are the largest operator of these high demand facilities in North America. In addition, we operate seven landfills, six of which are able to handle hazardous waste. We are also one of the few emergency response and industrial services companies with footprints across both the United States and Canada. Our highly trained workforce safely responds to customer needs across a variety of service lines, including hazardous waste collection, recycling services, site remediation, emergency response services and plant turnarounds. We provide multi-faceted, high-quality services to a broad mix of customers, and our vast capabilities, valuable and unique assets, skilled workforce, safety profile and breadth of services, as well as our overall size, scale and geographic footprint, help us attract customers and provide them with environmentally responsible solutions.

- **Integrated Network of Assets -** We believe that we operate, in the aggregate, the largest number of commercial hazardous waste incinerators, landfills, treatment facilities and TSDFs in North America. We have a footprint of service locations spanning the United States and Canada and we manage a sizable fleet of more than 20,000 vehicles. Our extensive service network enables us to effectively handle hazardous waste streams from origin to safe disposal and recycling in one of our various waste outlets, internalizing and efficiently planning the transportation to reduce costs. Our disposal facilities are very difficult to replicate because, in addition to the substantial required capital investments to build these facilities, there are significant permitting, regulatory approvals and ongoing compliance regulations necessary to become and remain operational. In addition, expertise gained through years of experience is paramount to safely operating such facilities. We believe that these longstanding capabilities create a competitive advantage and provide substantial value for our network.

- **Comprehensive Service Capabilities Complementing our Customers' Sustainability Goals -** Our comprehensive service offerings and product catalog allow us to act as a full service provider for our customers' needs. Customers can rely on us not only as a sustainability partner, but also to minimize the number of outside vendors, making us their "one-stop-shop" service provider. Our breadth of service offerings creates incremental revenue growth with no single competitor offering the portfolio of services that we can provide to our customers. Our workforce is trained to fulfill a multitude of customer needs and our complementary lines of business help drive our resiliency in times of market uncertainty. In addition, our proprietary and integrated technology platforms utilized to deliver our services provide a competitive advantage for us and continuous investments provide incremental value to our customers' experience.

- **Used Motor Oil Collection and Re-refining Capabilities -** As the largest re-refiner and recycler of used oil in North America, in 2025 we collected 243 million gallons of used oil. These gallons were then processed, along with additives and some purchased used oil, into new re-refined base oil, lubricants and byproducts, which were returned back into the marketplace. Our circular capability to serve as an outlet for used lubricants, which we then re-refine and convert into high-quality, environmentally responsible recycled products, distinguishes us from many competitors. This process provides a sustainable substitute for traditional used-oil management and disposal routes. In 2025, by collecting and then re-refining this used oil, we estimate that we helped to avoid the emission of approximately 2.2 million metric tons of greenhouse gases, or GHG. This magnitude of estimated GHG emission avoidance is equivalent to the GHG emissions from 5.7 billion passenger-vehicle miles driven or the carbon sequestered by growing 37 million trees for 10 years.

- **Effective Cost Management -** We have adopted effective cost management programs with the goal of maintaining or improving our overall margins in spite of inflation, tariffs, increased compliance and regulatory requirements and other drivers of higher costs. Our significant scale allows us to lower costs through standardized compliance procedures and purchasing synergies. By harnessing our technological investments, optimizing logistics and transportation and using our internal resources, we aim to efficiently channel waste streams to our facilities. Our support functions are highly leverageable, contributing to improved operating margins. Our SKSS segment results are significantly impacted by market pricing of oil products. To reduce this commodity exposure, we actively manage the pricing on our used oil collection services as a strategy to manage the re-refinery spreads inherent in our SKSS business.

- **Large and Diversified Customer Base -** Our customer portfolio ranges from small companies to Fortune 500 companies and includes public, private and government entities that span multiple industries and business types. This diversification opens opportunities for cross-selling our large portfolio of services and limits our credit exposure to any single customer and potential cyclicality in any one industry. As a percentage of our 2025 revenues, the top ten industries we serviced totaled approximately 80% of revenues and included general manufacturing (14%), chemical (14%), refineries (12%), automotive (10%), utilities (7%), transportation (6%), government (5%), base and blended oils (4%), oil and gas (4%) and retail (4%).

- **Stable and Recurring Revenue Base** - We have long-standing relationships with our customers, some spanning decades. A significant portion of our revenues are derived from previously served customers with recurring needs for our services. Our operations are often embedded in customer facilities, integrating our personnel and technology into our customers' day-to-day operations. We also sign stand-ready agreements with customers for around-the-clock emergency response services so we can be their first call for emergency response work. Additionally, we offer proprietary technology solutions that provide meaningful real time insights to our customers. Due to customers' desire to audit disposal facilities before approving the sites and to limit the number of facilities to which their hazardous waste is shipped in order to reduce potential liability under United States and Canadian environmental laws and regulations, there can be a financial burden that accompanies switching hazardous waste disposal providers. We have been selected as an approved vendor by large and small generators of waste because, in addition to our strong safety performance, we possess comprehensive collection, recycling, treatment, transportation, disposal and hazardous waste tracking capabilities and have the expertise necessary to comply with applicable environmental laws and regulations. Those customers that have selected us as an approved vendor typically continue to use our services on a recurring basis. In our SKSS segment, despite fluctuations and volatility in oil pricing, we consistently collect the gallons needed to both service our customer's waste oil collection needs and produce our oil products.

- **Regulatory Compliance -** We continue to make capital investments in our facilities to ensure that they are in compliance with current federal, state, provincial and local regulations. We have a compliance group outfitted to monitor our adherence to these compliance standards and an audit function to review for consistent compliance. Companies relying on in-house or captive disposal methods may find the current regulatory requirements to be too capital intensive or complex and may choose to outsource many of their hazardous waste disposal needs.

- **Proven and Experienced Management Team -** Our executive management team provides extensive knowledge and continuity, with years of experience and expertise in the environmental and industrial services industries. Together, our Co-Chief Executive Officers, Michael L. Battles and Eric W. Gerstenberg, collectively have close to 50 years of industry experience. Our experienced management team possesses the industry and operational knowledge to be able to quickly pivot in times of change and identify and respond to new market risks, opportunities and demands.

## Strategy

Our strategy involves leveraging our core competitive strengths to develop and maintain ongoing relationships with a diversified group of customers while continuing to grow our service lines, ensuring that we can meet our customers' changing environmental and sustainability needs. Targeted marketing opportunities allow us to expand market awareness of the breadth of our service offerings to current and future customers. We strive to be recognized as the premier supplier of a broad range of value-added environmental services based upon the breadth of those services, quality, responsiveness, customer service, information technologies, safety and cost effectiveness. Everywhere industry meets the environment, we aim to be a primary resource for our customers.

The principal elements of our business strategy are:

- **Cross Sell Our Solutions -** The breadth of our offerings allows us the opportunity to provide various services and products to meet our customers' environmental and sustainability objectives. Our significant North American footprint allows us to quickly respond to customer needs, including in emergency response situations. We can assist with remediation needs for small- and large-scale efforts, either planned or unplanned, by providing remediation contractors and project managers together with support services, including, among others, on-site or offsite treatment of soils and groundwater and roll-off container management. We look for opportunities to be a one-stop-shop service provider, expanding the range of services we traditionally provide to a customer and offering total waste management solutions. Our team is committed to identifying opportunities to cross sell among and across our segments which we expect will continue to drive additional revenue for us.

- **Expand Our Network and Suite of Offerings -** We operate an extensive network of hazardous waste management facilities and oil re-refineries, providing us with significant operating leverage as volumes increase. To meet market demand for additional hazardous waste incineration capacity, we have expanded incineration capacity, notably through the construction of a second incinerator at our Kimball, Nebraska facility, as well as expanded our landfill capacity, and enhanced throughput at our existing incinerators and TSDF facilities. We continuously monitor market needs and look to anticipate future waste disposal requirements. For example, in response to industry and governmental focus on PFAS treatment and disposal, we launched our Total PFAS Solutions service, leveraging our unique combination of permitted laboratory, transportation, filtration and disposal assets to provide our customers with a single source provider of PFAS handling from sampling to remediation and disposal. We also seek opportunities to expand waste handling capacity including certain non-hazardous waste streams or oil processing at our facilities by modifying existing permits, improving technology or significantly expanding our facilities. Selected permit modifications within our network of facilities allow us to broaden our treatment and recycling services without the significant capital investment necessary to acquire or build new waste management facilities. Additionally, we aim to grow through opening new locations in strategic areas, expanding to new waste streams and being responsive to shifting product and service needs in the marketplace.

- **Pursue Acquisitions and Divestitures -** We have a history of strategic acquisitions ranging from small "tuck-ins" to large-scale operations, and we continue to actively pursue selective acquisitions that we believe can enhance and expand our business. Throughout our history, we have successfully executed over 80 acquisitions. We execute strategic acquisitions with the goal of expanding existing services, generating incremental revenues from existing and new customers, obtaining greater market presence, broadening the markets in which we operate, acquiring the assembled workforce of market participants along with their relevant expertise and expanding our total waste disposal capabilities or oil re-refining capacity. In order to maximize synergies, we aim to rapidly integrate our acquisitions into our existing processes. To complement our acquisition strategy, we also regularly review and evaluate our operations to determine whether we should divest certain non-core businesses and reallocate our resources to businesses that we believe better align with our long-term strategic direction.

- **Execute Cost, Pricing and Productivity Initiatives -** We continually seek to increase efficiency and reduce costs through enhanced technology, process improvements and strategic expense management. We seek to identify areas in our business where strategic investments in automation, process improvements and employees can serve to increase productivity, efficiency and safety compliance. We continuously focus on the operating leverage of our support functions, including expanding globally to achieve profitability and productivity benefits. We aim to price our services and products competitively, understanding the demands of our customers, the inherent value of our network of assets and operations and our ability to quickly respond to market and macroeconomic changes. We also understand the value our customers place on our products and services in a global market continuously focusing on sustainability, environmental compliance and safety.

- **Foster Innovation through Technology -** Technology has always been fundamental to our operations, influencing our strategy by increasing throughput and automation at our facilities, and deploying artificial intelligence and robotic process automation to increase productivity. We aim to utilize advanced technologies in our operations while also integrating technology-based solutions for our customers to use in the management of their generated waste streams, which promote the safety, efficiency and profitability of these operations. Our artificial intelligence initiatives are aimed at both internal efficiencies (e.g. billing and transportation routing efficiencies) and customer-facing enhancements such as waste profiling. With technology, we are able to centrally manage our transportation network by deploying, monitoring and adjusting our transportation fleet as needs change. Technology is enhancing our customer interactions through the use of our Customer Solutions Portal, our e-commerce initiatives and our proprietary tools providing customers with real-time data on the services we are providing. We anticipate that as new waste streams arise or grow in prominence, we will develop new technology and/or improve the capabilities of existing technology to respond to these waste disposal and recycling needs. We believe that making technological investments that increase the value of our services delivered to customers pays off in a variety of ways including growth, retention, profitability and overall customer experience.

- **Capture Emergency Response Opportunities** - With our extensive national presence of over 150 response locations, we have the manpower, equipment and technical expertise to manage large and small environmental emergencies for our customers. We can rapidly deploy experienced teams to address unplanned releases or spills of chemicals, oil, fuels, solvents or many other hazardous materials, including emerging pollutants such as PFAS or bio-contaminants. We also address damage caused by natural disasters including hurricanes, wildfires, earthquakes and storms. These opportunities can vary in size, complexity and duration, however, in any case we aim to be the first call customers make in these situations. Our Standby Emergency Response Agreement, or SERA, offering is designed to guarantee our customers a rapid response to any emergency waste management need. We can also provide turnkey offsite transportation and disposal services throughout our disposal network for soil and other contaminated materials generated from remediation activities.

**Business Overview**

We operate our business in two segments: Environmental Services and SKSS. Each segment utilizes our network of specialized facilities and equipment, along with our skilled workforce, to meet the needs of our customers. Further, each has individual key performance indicators that our management uses to assess results as well as certain macroeconomic trends and influences that impact the results.

*Environmental Services*

Our Environmental Services business offers an array of services to customers. We safely collect, transport, treat and dispose of hazardous and non-hazardous waste, including resource recovery, physical treatment, incineration, landfill disposal, wastewater treatment, lab chemical disposal, explosives management and CleanPack® services. Our CleanPack® services include the collection, identification, categorization, specialized packaging, transportation and disposal of laboratory chemicals and household hazardous waste. Our Total PFAS Solutions service provides our customers with a single source provider of PFAS handling from sampling to remediation and disposal as well as water filtration services. We also perform a wide range of industrial maintenance and specialty industrial services and utilize specialty equipment and resources to perform services at any chosen location on a planned or emergency response basis. Additionally, we collect containerized waste and provide parts washer and vacuum services to small quantity generators of hazardous waste. All of these services are designed to address environmental challenges through innovation and the latest technologies. We offer sustainable solutions that aim to recycle waste materials whenever possible.

The results of our Environmental Services segment are driven by customer demand for our wide variety of services, the volume, pricing and mix of waste managed and project work requiring responsible waste handling and disposal. Environmental Services results are also impacted by the demand for planned and unplanned industrial related cleaning, maintenance and specialty services at customer sites as well as environmental cleanup services on a scheduled or emergency basis, including response to large-scale events such as major chemical spills, natural disasters, or other instances where immediate and specialized services are required. The Environmental Services segment results include the Safety-Kleen branches' core environmental service offerings of containerized waste disposal, parts washer and vacuum services. These results are driven by the volumes of waste collected from these customers, the overall number of parts washers placed at customer sites and the demand for and frequency of other offered services.

In managing the business and evaluating performance, management tracks the volumes and overall mix of waste handled and disposed of or recycled, generally through our incinerators, TSDFs, wastewater treatment facilities and landfills; the utilization rates of our incinerators; equipment and workforce, including billable hours; the number of parts washer services performed; and pricing realized by our business and peer companies as well as other key metrics. Levels of activity and ultimate performance associated with this segment can be impacted by several factors including overall North American GDP; U.S. industrial production; economic conditions in the general manufacturing, chemical, refinery and automotive markets, including efforts and economic incentives to increase domestic operations; available capacity at waste disposal outlets; demand for industrial cleaning and related industrial services; weather conditions; efficiency of our operations; technology; changing regulations; competition; market pricing of our services; costs incurred to deliver our services; and the management of our related operating costs.

*Technical Services*

We provide technical services through a network of service centers from which a fleet of vehicles are dispatched to pick up customers' waste either on a predetermined schedule or on demand, and to deliver the waste to permitted facilities, which are usually owned by us. Our service centers can also dispatch chemists to a customer location for collection of chemical and laboratory waste for disposal. Our InSite Service® offering is a branded on-site/in-plant service delivery program through which we offer a full range of environmental, industrial and waste management services. This signature program is built on safety, quality, efficiency and integrity, and has been offered by Clean Harbors for more than 30 years. By leveraging Clean Harbors' expertise and capabilities, our on-site crews are dedicated to developing the safest, most cost-effective and sustainable solutions to service our customers' needs.

As an integral part of our services, we collect industrial waste from customers and transport such waste to and between our facilities for treatment or bulking for shipment to final disposal locations. Waste is typically accumulated in containers, such as 55-gallon drums, totes, bulk storage tanks or 20-cubic-yard roll-off containers. In providing this service, we utilize a variety of specially designed and constructed tank trucks and semi-trailers as well as third-party transporters and rail.

We recycle, treat and dispose of hazardous and non-hazardous waste. Certain waste handled includes substances which are classified as "hazardous" because of their corrosive, ignitable, infectious, reactive or toxic properties and other substances subject to federal, state and provincial environmental regulation. We provide final treatment and disposal services designed to manage waste which cannot be otherwise safely and/or economically recycled or reused. The waste that we handle comes in solid, sludge, liquid and gas form.

We provide large scale waste removal and disposal projects for water, soil and air remediation projects, including PFAS remediation. These end-to-end service offerings include carbon filtration remediation technologies, large-scale soil excavation and remediation, environmental construction including treatment system design and fabrication, equipment rentals, waste disposal and transportation.

Incineration is the preferred method for the treatment of organic hazardous waste because it effectively destroys the contaminants at high temperatures. High temperature incineration safely and efficiently eliminates organic waste such as herbicides, halogenated solvents, pesticides and pharmaceutical and refinery waste, regardless of form as gas, liquid, sludge or solid. Federal and state incineration regulations require a destruction and removal efficiency of at least 99.9999% for most organic waste and our incinerators meet or exceed these requirements.

As of December 31, 2025, we operated ten active incinerators at five facilities with a total annual practical capacity of 631,721 tons and offered a wide range of technological capabilities to customers. Our incinerator facilities in the United States are designed to process waste through the use of high-tech, high temperature incineration. Our technologies include rotary kiln incineration, which provides greater flexibility in destruction of hazardous waste, and fluidized bed incineration which helps promote a more complete organic combustion than other incineration technologies. Our incinerator facility in Lambton, Ontario, is a liquid injection incinerator designed primarily for the destruction of liquid organic waste. Typical waste streams at this location include wastewater with low levels of organics and other higher concentration organic liquid waste not amenable to conventional physical or chemical waste treatment.

Landfills are primarily used for disposal of inorganic waste. In the United States and Canada, we operate seven commercial landfills, six of which are designed and permitted for disposal of hazardous waste and one which is operated for non-hazardous industrial waste disposal. In addition to our seven commercial landfills, we also own and operate one non-commercial landfill that only accepts waste from our Kimball incinerators.

As of December 31, 2025, the useful economic lives of our six commercial hazardous waste landfills included approximately 33.0 million cubic yards of remaining capacity. We estimate the useful economic lives of landfills to include permitted airspace and unpermitted airspace that our management believes to be probable of being permitted based on our analysis of various factors. In addition to the capacity included in the useful economic life of these landfills, there are approximately 77.8 million cubic yards of additional unpermitted airspace capacity included in the footprints of these landfills that may ultimately be permitted, although there can be no assurance that this additional capacity will be permitted. As of December 31, 2025, the useful economic life of our non-hazardous industrial landfill included 3.1 million cubic yards of remaining permitted capacity. This facility is located in the United States and has been issued operating permits under Subtitle D of the Resource Conservation and Recovery Act, or RCRA. Our non-hazardous landfill facility is permitted to accept commercial industrial waste, including waste from demolition and construction.

Another waste disposal outlet in our network of facilities are our TSDFs that collect, temporarily store, process and/or consolidate compatible waste streams for more efficient processing and transportation to final recycling, treatment or disposal destinations. These facilities hold special, hard-to-come-by permits, such as Part B permits under the RCRA, which allow them to process, transfer and dispose of waste through various technologies including recycling, incineration, landfill and wastewater treatment depending on each location's permitted and constructed capabilities.

We operate recycling systems for the reclamation and reuse of certain waste, particularly solvent-based waste generated by industrial cleaning operations, metal finishing and other manufacturing processes. Resource recovery involves the treatment of waste using various methods, which effectively remove contaminants from the original material to restore its fitness for its intended purpose and to reduce the volume of waste requiring disposal. We also operate a recycling facility that recycles refinery waste and spent catalyst. The recycled oil and catalysts, depending on market conditions, are sold to third parties.

Our wastewater treatment facilities process hazardous and non-hazardous waste through use of physical and chemical treatment methods. Our twelve wastewater treatment facilities offer or employ a range of wastewater treatment technologies. These facilities treat a broad range of liquid and semi-liquid waste containing heavy metals, organics and suspended solids. We are also able to employ mobile waste water treatment systems or manage more long-term regenerative carbon filtration and resin units at our customer sites via stand-ready agreements or on an ad hoc basis.

We also provide total project management services in areas such as chemical packing, on-site waste management, remediation, compliance training and emergency spill response, while leveraging Clean Harbors' network of service centers and environmental capabilities. Our household hazardous waste collection services provide municipalities with a partner for the collection and disposal of household paints, solvents, batteries, fluorescent lamps, pesticides, cleaners and other hazardous materials.

*Industrial Services*

We perform industrial cleaning, maintenance and support services and specialty industrial services at refineries, chemical plants, upgraders, power generation and other utilities facilities, manufacturing facilities and other industrial customers throughout North America.

Our industrial services crews support ongoing in-plant cleaning and maintenance services on our customers' mission critical equipment and infrastructure. These services include liquid and dry vacuum services, hydro-blasting, dewatering and materials processing, leak detection and repair, tank cleaning, specialty mechanical services, vapor control, water and chemical hauling, foam cleaning, steam cleaning, ultrasonic cleaning technology and temporary housing services. We provide a variety of specialized industrial services, including plant outage and turnaround services; specialty cleaning services, including chemical cleaning and high and ultra-high pressure water cleaning; production services; and upstream energy services.

*Field and Emergency Response Services*

Our crews and equipment are dispatched on a planned or emergency basis and perform services such as large remediation projects, spill cleanup on land and water, demolition, site disinfecting, decontamination and disposal, confined space entry for tank cleaning, railcar cleaning, manhole/vault clean outs, product recovery and transfer, scarifying and media blasting, vacuum services, filtration, water treatment services and wetland restoration. We are also a leader in providing response services for environmental emergencies of any scale from man-made disasters such as oil spills and natural disasters such as hurricanes. We provide these field and emergency response services to a variety of customers across industries including utilities, manufacturing, transportation services and more.

*Safety-Kleen Environmental*

Our Safety-Kleen Environmental branches' core service offerings focus on the small quantity waste generators predominately within the general manufacturing, automotive and transportation services industries. We provide containerized waste, parts-washer and vacuum services to a diverse range of customers including metal fabricators, machine manufacturers, fleet maintenance shops, automobile repair shops and car and truck dealers. General manufacturing customers account for more than thirty percent of the revenues for our Safety-Kleen Environmental revenues, with automotive customers making up less than twenty-five percent. We collect and transport hazardous and non-hazardous containerized waste for recycling or disposal, primarily through our network of recycling, treatment and disposal facilities. As the largest provider of parts cleaning services in North America, we offer a complete line of specially designed parts washers to customer locations and then deliver recurring service that includes machine cleaning, maintenance, disposal and replenishment of clean solvent or aqueous fluids. Our vacuum services remove solids, residual oily water and sludge and other fluids from customers' oil/water separators, sumps and collection tanks. We also remove and collect waste fluids found at large and small industrial locations, including metal fabricators, auto maintenance providers and general manufacturers.

*Safety-Kleen Sustainability Solutions*

Our Safety-Kleen Sustainability Solutions business offerings span the life-cycle of lubricants and other sustainable automotive products, including the collection of used waste oil and other fluids as well as production of re-refined and recycled oil and related materials. These operations include our re-refineries located in East Chicago, Indiana; Breslau, Ontario; Fallon, Nevada; Kingsland, Georgia; Tacoma, Washington; Wichita, Kansas; and Sanford, North Carolina. Our Newark, California and Rollinsford, New Hampshire, re-refineries were taken offline in early 2025.

Using our nationwide fleet of trucks, tankers, rail-cars and barges, our teams collect used waste oil from thousands of customers. These used waste oils then serve as feedstock for our oil re-refineries in order to produce sustainable recycled lubricants. In 2025, we collected 243 million gallons of used oil. Our state-of-the-art processes allow us to realize oil's potential to be recycled and reused. We process the used oil into a variety of products, mostly base oils, including Group III base oils, and blended lubricating oils. Our Performance Plus® family of automotive and industrial lubricants are sold to on- and off-road corporate fleets, government entities, automotive service shops and industrial plants for hydraulic components, motors, pumps and valves. Our anti-wear hydraulic oils and lubricants provide extended operating life, protection from corrosion and abrasion and improved cleanliness. We also sell unbranded blended oils to distributors that resell them under their private label brands. These high-quality lubricants provide our customers with a sustainable solution to their oil demands.

Used oil can also be processed into recycled fuel oil, or RFO, which is then sold to customers such as asphalt plants, industrial plants, pulp and paper companies or into vacuum gas oil, or VGO which can be further re-refined into lubricant base oils or sold directly into the marine diesel fuel market. Our re-refineries processed 243 million gallons of used oil collected from customers in 2025 with some additives and additional used oil purchases, to return new re-refined oil, lubricants and byproducts back into the marketplace to help our customers meet the growing demand for the use of circular and sustainable products in their operations.

In 2025, we began construction of a state-of-the-art Solvent De-Asphalting, or SDA, unit adjacent to our East Chicago, Indiana, re-refinery. The facility will utilize industry-proven solvent de-asphalting processes, in combination with our existing hydrotreating capabilities, to reprocess certain by-products produced today into 600N base oil. 600N base oil is a high purity base oil that is typically used in heavy duty industrial applications due to its durability and high performance characteristics and historically captures a higher sales price than the base oil we currently produce. We launched this multi-year project after recognizing a potential future shift in the market for the outlets of our existing byproducts. It is expected that this facility will be operational in 2028.

Our SKSS operations also collect and either recycle or dispose of related automotive products including antifreeze and oil filters. We sell automotive and industrial products, including antifreeze recycled through our collections, windshield washer fluid, degreasers, glass and floor cleaners, hand cleaners, absorbents, mats and spill kits.

Our SKSS segment results are impacted by our customers' demand for high-quality, environmentally responsible recycled oil products and their demand for our related service and product offerings. Segment results are impacted by market pricing, overall demand, partnerships and the mix of our oil products sales. Segment results are also predicated on the demand for other SKSS product and service offerings, including collection services for used oil, used oil filters and other automotive fluids. These fluid collections are used as feedstock in our oil re-refining to produce our base and blended oil products and our recycled automotive related fluid products or are integrated into our recycling and disposal network.

In operating the business and evaluating performance, management tracks the volumes and relative percentages of base and blended oil sales along with various pricing metrics associated with the commodity driven margin between product pricing and the overall costs associated with the collection of used oil. Levels of activity and ultimate performance associated with this segment can be impacted by economic conditions in the manufacturing and automotive services markets, efficiency of our operations, technology, weather conditions, changing regulations, competition and the management of our related operating costs. Overall product pricing as well as revenues generated and/or costs incurred in connection with the collection of used oil and other raw materials associated with the segment's oil related products can also be volatile and can be impacted by global events and their relative impact on commodity products and pricing. The overall market price of oil and regulations, which change the possible usage of used oil or burning of used oil as a fuel, impact the premium the segment can charge for used oil collections.

*Geographical Information*

For the year ended December 31, 2025, we generated $5,490.9 million or 91.0% of our third-party revenues in the United States and $540.0 million or 9.0% of our third-party revenues in Canada. For the year ended December 31, 2024, we generated $5,352.4 million or 90.9% of our third-party revenues in the United States and $537.5 million or 9.1% of our third-party revenues in Canada. For additional information about the geographical areas from which our revenues are derived and in which our assets are located, see Note 3, "Revenues," and Note 19, "Segment Reporting," respectively, to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

**Acquisitions and Divestitures**

We execute acquisitions as an element of our business strategy, aiming to strengthen our overall capabilities and create opportunities for continued profitable growth. We also monitor our operations for opportunities to reallocate resources through the divestiture of non-core businesses. While no acquisitions were finalized in 2025, we assessed multiple acquisition targets during the year and expect to continue evaluating potential acquisition targets going forward. Acquisitions remain an important component of our capital allocation and growth strategy, which is guided by our proven disciplined and balanced approach.

In 2024, we acquired HEPACO for an all-cash purchase price of $392.2 million, net of cash acquired. The operations of HEPACO expanded our Environmental Services segment's field services business. Also in 2024, we acquired Noble Oil Services, Inc. and its subsidiaries, collectively Noble, for an all-cash purchase price of $68.7 million, net of cash acquired. The acquisition of Noble expanded our SKSS segment's oil collection operations in the southeastern region of the United States while also adding incremental production from the re-refinery owned and operated by Noble.

For additional information relating to our acquisition and divestiture activities, see Note 4, "Business Combinations," to our consolidated financial statements included in Item 8 of this report.

**Environmental Stewardship and Sustainability**

*Environmental Commitment*

We are committed to a standard of excellence as an environmental steward and leader. We affirm to our employees, customers, stakeholders and the public that we will conduct our business activities in a manner that is protective of human health, safety and the environment. Our mission is to create a cleaner and safer environment, and our responsibility for the environment extends across the whole of our company and operations. Balancing environmental, economic and social considerations is foundational to our framework for sustained success and is expected by our employees, customers and other stakeholders. Our environmental sustainability efforts are twofold: we are focused on mitigating our own resource consumption and footprint as well as on providing industry, government and public stakeholders with a wide range of innovative solutions to minimize environmental impact and achieve sustainability goals.

*Transparency*

We are committed to transparency about the impacts and benefits of our business activities and actively evaluate how we as a company are addressing today's most important issues with the intention of continuous improvement as an organization. Our sustainability program, across all lines of business, is designed to address the material environmental, societal and economic aspects of our organization. We communicate our sustainability programs, progress and performance across various channels. In September 2025, we published our 2025 Sustainability Supplement, which updates some of our key sustainability metrics and is intended as a companion to our 2024 Sustainability Report. A copy of this report can be found in the "About Us" section of our website. None of our website, our 2024 Sustainability Report, or our 2025 Sustainability Supplement are incorporated by reference in, or considered to be a part of, this Annual Report on Form 10-K or any other document, unless expressly incorporated by reference. We continue to align with materiality mapping and guidance developed by the Sustainability Account Standards Board, or SASB, which is part of the International Financial Reporting Standards, or IFRS. We also disclose according to Global Reporting Initiative, or GRI, Standards as well as report on select voluntary disclosures we believe are material but may not be formally expressed in other frameworks.

We have requirements for periodic reporting to regulatory agencies that are available to the public and we continue to monitor for legislation that may influence requirements for sustainability-related disclosures. We routinely provide environmental data to our customers to better understand and analyze their environmental footprint, including but not limited to supporting in-scope emissions reporting for waste generated in operations. We voluntarily disclose to select for-profit and non-profit external sustainability reporting and assessment organizations, many of which in-turn communicate to subscribers and the public their evaluation of corporate sustainability performance based on a combination of public and private information. These entities include EcoVadis, Carbon Disclosure Project, or CDP; Institutional Shareholder Services, or ISS, -Corporate; S&P Global Ratings; MSCI, Sustainalytics; Moody's Analytics; The Sustainability Project, or TSP, and others.

*Solving Complex Environmental Challenges*

As a leading provider of environmental services, we help to both prevent the release of chemicals and hazardous waste streams into the environment as well as recover and decontaminate pollutants that have been released. This includes the safe and compliant management, destruction or disposal of hazardous materials to ensure these materials are no longer a danger to the environment. With a focus on delivering sustainable solutions to address emerging contaminants and pollutants, we launched our Total PFAS Solutions service, providing our customers with a single source provider of PFAS handling from sampling to remediation and disposal as well as filtration. We offer the most comprehensive and proven PFAS Solution in North America. We conducted a PFAS incineration study in conjunction with the Environmental Protection Agency, or EPA, and Department of War, or DOW, in November 2024. Results, which were reviewed by third-party experts, were issued in September 2025 and concluded that our RCRA-permitted, high-temperature incineration achieved a safe and permanent thermal destruction of PFAS in its various forms, demonstrating cost-effective destruction at commercial scale as well as 99.9999% effectiveness in thermal destruction.

*Recycling and Product Circularity*

Material recycling and reclamation is a critical element of today's sustainability-focused industrial landscape. When providing environmental services, we are committed to the recycling, reuse and reclamation of material streams whenever practical using a wide-range of advanced methods and technologies. Many of our sustainable services and products provide critical recycling solutions to the marketplace. Wherever possible, solvents, chemicals and used oil are continuously recycled to industry standards and reprocessed into useful and sustainable products. Our tolling programs provide closed-loop systems in which the customer's spent solvents are recycled to precise specifications and returned directly to the customer. As the largest re-refiner and recycler of used oil in North America, we collect millions of gallons of used oil and process these used oil gallons, along with additives and some purchased used oil, into millions of gallons of new re-refined base oil, lubricants and byproducts that are returned back into the marketplace. Our circular capability to serve as an outlet for used lubricants in the marketplace, which we then re-refine and convert into high-quality, environmentally responsible recycled products, distinguishes us from many competitors. This process also provides an alternative to other disposal options of the used lubricants.

We are committed to improving the efficiency of our environmental operations to scale with the growth of our company. Our operational assets present significant opportunities to implement sustainable and circular business practices. Our Fleet Asset Refurbishment Program is a comprehensive effort to rebuild fleet vehicles and assets to "like new" quality while reusing or recycling as much of the original materials as possible. Annually, we replace hundreds of vehicle assets, such as vacuum trucks, industrial air movers and waste oil trucks, with state-of-the-art refurbished or internally manufactured equivalents using repurposed parts whenever possible. Our parts washers services' field repair and refurbishment program enables us to repair thousands of parts washers in the field, saving on transportation and fuel, and at dedicated reconditioning facilities conserving materials and resources for required maintenance. We also look across our operational facilities to identify recycling initiatives to improve efficiencies. Our flagship El Dorado, Arkansas, facility has the capability to recycle and reconstitute plastic containers and produce hundreds of thousands of recycled containers each year. We expect to expand these recycling capabilities across other facilities in the future. Circularity in our business extends to water conservation and stewardship as well. We treat millions of customer wastewater gallons annually both at our dedicated wastewater treatment facilities and through the advanced treatment and remediation of impacted waters at our customers' locations.

*Community Engagement and Resilience*

We are dedicated to being a good neighbor in the communities in which we live and work and understand that the success of our enterprise is connected to the prosperity of the communities in which we operate. We believe that staying engaged with our communities, customers and stakeholders can contribute to the long-term health of the environment, society and local economies. Our endeavors have spanned collaborative partnerships with local organizations, active involvement in community events and the mobilization of our employees for regional volunteer efforts. We facilitate thousands of Household Hazardous Waste, or HHW, collection programs in our communities throughout North America through the collection of paints, solvents, batteries, fluorescent lamps, pesticides, cleaners and other hazardous materials that otherwise might be improperly disposed of or become dangerous. When our communities need us, we are there. We understand that adaptability and resilience are central to the sustainability of our local and global communities. With our extensive national presence of over 150 emergency response locations, we have the manpower, equipment and technical expertise to manage large and small environmental emergencies. We can rapidly deploy experienced teams to address unplanned releases of chemicals, oil, fuels, solvents or many other hazardous material spills including emerging pollutants such as PFAS or bio-contaminants. We also address damage caused by climatic events and natural disasters such as hurricanes, wildfires, earthquakes and storms. As a company, responding to emergencies is simply part of who we are and what we do.

**Competitive Markets**

Due to the variety of services and products offered, we face competition from companies in various industries across all lines of business. Our breadth of service offerings however has resulted in no one competitor directly competing with our full suite of offerings. Sources of competition vary by locality and by type of service rendered, with competition coming from national and regional industrial and automotive waste services companies and hundreds of privately-owned firms. Veolia North America, Enviri Corporation, Republic Services, Waste Management, GFL Environmental and Crystal Clean were the principal national firms with which we competed in 2025. Each of these competitors is able to provide one or more of the products and services we offer.

Under federal and state environmental laws in the United States, generators of hazardous waste remain liable and responsible for the proper disposal of such waste. Although generators may hire various companies that have the proper permits and licenses, because of the generators' potential liability, they tend to be very interested in the reputation and financial strength of the companies they use for the management of their hazardous waste. We believe that our technical proficiency, safety record, customer service-oriented culture and overall reputation are important considerations to our customers in selecting and continuing to utilize our services. We also believe that the depth of our recycling, treatment and disposal capabilities, and our ability to collect and transport waste materials efficiently are additional significant differentiating factors that create an advantage for us in the market for treatment and disposal services.

Competition within our Environmental Services segment varies by locality and type of service rendered. For our landfill and waste services, competitors include several major national and regional environmental services firms, as well as numerous smaller local firms. For our commercial incineration services, our competitors include Veolia North America, EQT Infrastructure and Ross Incineration. We believe the availability of skilled, technical and professional personnel, quality of performance, diversity of services, safety record, quality and scale of assets and use of current technologies, as well as price, are the key competitive factors in this service industry. With regard to commercial hazardous waste incineration services, we operate the largest network of such facilities in North America. For our industrial, field, emergency response and Safety-Kleen branches' core services, competitors vary by locality and by type of service rendered, with competition coming from national and regional service providers and hundreds of privately-owned firms that offer similar services. Crystal Clean in the United States and CEDA, GFL Environmental Inc. and Secure Waste Infrastructure Corp in Canada are the principal national firms with which we compete for this work. There are also several regional and local firms with which we compete.

For our SKSS segment, competitors vary by locality and by type of services rendered, with competition coming from Crystal Clean, along with many regional and local firms. We believe that geographic coverage, pricing and breadth of services and products, including our ability to produce high quality sustainable lubricants from the used motor oil we collect, are key competitive factors in this industry. With our Safety-Kleen Oil Plus® closed loop offering, we are competing in certain markets with other North American lubricant distributors. With our KLEEN+ base oil produced at our re-refineries, we compete against base oil produced at traditional oil refineries such as Motiva Enterprises LLC and Chevron Corporation.

We believe that we offer a more comprehensive range of services and products than our competitors in major portions of the United States and Canada.

## Human Capital

As of December 31, 2025, we employed 22,155 active full-time employees, of which 1,616 in the United States and 642 in Canada were represented by labor unions. In response to the needs of our business, we also employ temporary and part-time employees. As of December 31, 2025, the total of all active employees, inclusive of the temporary and part-time workforce, was 22,591.

Our human capital objectives prioritize the health and safety of our employees, employee development and training, fair and competitive compensation and benefits, and Equal Opportunity Employer hiring practices. Key metrics that management uses to measure these objectives include TRIR, voluntary turnover rates and certain training and employee engagement metrics, all of which are monitored at all levels of the organization. Our focus on these human capital objectives resulted in a 150 basis point reduction in our voluntary turnover rate in 2025, the lowest level in the last five years.

We believe that our relationship with our employees is positive, and we engage with our employees through periodic employee engagement surveys and other mechanisms to continue the development of these relationships. As part of our commitment to employee safety and quality customer service, we have an extensive compliance program and trained environmental, health and safety staff. We continually strive to invest in our employees through training programs, including training specifically aimed at workplace safety and cybersecurity. We provide the training and licensing necessary to maintain a skilled and experienced workforce. Our company-wide Green Hat program identifies newly hired teammates by their green hats, signaling to more senior teammates to provide extra help, oversight or explanation, and also highlights everyone's ownership of a safe work environment. We also provide competitive compensation and benefit programs, including matching employee contributions towards certain retirement savings plans and health savings accounts and our Employee Stock Purchase Program.

We are committed to fundamental human rights principles and we have a comprehensive Human Rights Policy to formalize the standards to which we hold ourselves accountable. Respect is essential to our interactions with employees, customers, shareholders and the public at large. In recognition of our Human Rights Policy, we promote equal opportunity and respect in our workplaces. Our seven employee resource groups were developed to encourage belonging, inclusion and collaboration among our employees at Clean Harbors.

## Resources

We have invested significantly in the development of proprietary technologies and also to establish and maintain an extensive knowledge of leading technologies, including the incorporation of artificial intelligence platforms and robotic process automation. We incorporate these technologies into the services we offer and provide to our customers to enhance the service quality and value received by our customers, which reduces the time to perform and increases the safety of such services. For example, our internally developed proprietary software system, Waste Information Network, not only allows us and our customers to track waste throughout our network, but technology also aids in safer packaging of materials and waste and incorporates artificial intelligence to optimize route efficiency and handle waste efficiently and safely.

As of December 31, 2025, we held a total of 31 U.S. and 6 foreign issued or granted patents (which will expire between 2026 and 2042), three U.S. and five foreign pending patent applications, 92 U.S. and 68 foreign trademark registrations, and five U.S. pending trademark registrations and two foreign trademark registrations. We also license software and other intellectual property from various third parties. We enter into confidentiality agreements with certain of our employees, consultants and corporate partners, and control access to software documentation and other proprietary information.

We believe that we hold adequate rights to all intellectual property used in our business and that we do not infringe upon any intellectual property rights held by other parties.

We must obtain and maintain permits and licenses for transportation and industrial needs throughout our business. We are required to obtain federal, state, provincial and local permits or approvals for each of our hazardous waste facilities. Such permits are difficult to obtain and, in many instances, extensive studies, tests and public hearings are required before the approvals can be issued. Our compliance programs are paramount in maintaining these permits and licenses.

**Management of Risks**

We adhere to a program of risk management policies and practices designed to reduce potential liability, as well as to manage customers' ongoing environmental exposures. This program includes installation of risk management systems at our facilities, such as fire suppression, employee training, environmental consciousness, auditing and policy decisions restricting the types of waste handled. We evaluate all revenue opportunities and decline those that we believe involve unacceptable levels of risk.

We dispose of waste at our incinerator, wastewater treatment, landfill and other facilities, or at approved facilities owned and operated by other companies. We apply established technologies to treatment, storage and recovery of hazardous waste. We believe our operations are conducted in a safe and prudent manner and in substantial compliance with applicable laws and regulations.

**Insurance and Financial Assurance**

Our insurance programs cover the potential risks associated with our multifaceted operations from two primary exposures: direct physical damage and third-party liability. We maintain a casualty insurance program that provides coverage for vehicles, employer's liability and commercial general liability in the aggregate amount of $110.0 million, $102.0 million and $102.0 million, respectively, per year, subject to retentions of $2.0 million for employers' liability in the United States, $5.0 million per occurrence for auto, $2.0 million per occurrence for commercial general liability in the United States and $2.0 million (CAD) per occurrence for employer's liability, auto and commercial general liability in Canada. We have workers' compensation insurance with limits established by state statutes. We also maintain cybersecurity liability insurance that has limits of $5.0 million per occurrence.

We have pollution liability insurance policies covering potential risks in three areas: as a contractor performing services at customer sites, as a transporter of waste and as a processor of waste at our facilities. The contractor's pollution liability insurance has limits of $30.0 million per occurrence and $30.0 million in the aggregate, covering offsite remedial activities and associated liabilities.

For sudden and accidental in-transit pollution liability, our auto liability policy provides the primary $10.0 million per occurrence of transportation pollution insurance. Our pollution liability policies provide an additional $85.0 million per occurrence and $85.0 million in the aggregate for a total of $95.0 million per occurrence and $95.0 million in the aggregate, respectively. A $5.0 million deductible per occurrence applies to this coverage in the United States and Canada.

Federal and state regulations require liability insurance coverage for all facilities that treat, store or dispose of hazardous waste. RCRA, the Toxic Substances Control Act and comparable state hazardous waste regulations typically require hazardous waste handling facilities to maintain pollution liability insurance in the amount of $1.0 million per occurrence and $2.0 million in the aggregate for sudden occurrences and $3.0 million per occurrence and $6.0 million in the aggregate for non-sudden occurrences. Our liability insurance coverage meets or exceeds all federal and state regulations.

We maintain property insurance for our physical locations valued in excess of $10.0 million covering direct physical damage. We consolidated the insurance on these locations and this policy has a $10.0 million aggregate deductible. We are self-insured for locations not specifically listed on this policy.

Our international operations are insured under locally placed insurance policies that are compulsory in a specific country. In addition, we have a global foreign liability policy that will provide excess and difference in condition coverage in international countries.

It is our practice to retain a portion of certain expected losses related primarily to workers' compensation, commercial general and vehicle liability and certain employee benefits. Provisions for losses expected under these programs are recorded based upon our estimates of the actuarially determined value of the aggregate liability for claims.

Operators of hazardous waste handling and certain other permitted facilities are required by federal, state, provincial and local regulations to provide financial assurance for closure and post-closure care of those facilities should the facilities cease operation. Closure care would include the cost of removing the waste stored at a facility that ceased operating and sending the material to another facility for disposal and the cost of performing certain procedures for decontamination of the facility. Once a site has been certified as closed by the applicable agency, post-closure care would include maintenance and monitoring costs over a required period of time, typically 30 years. We have obtained all of the required financial assurance for our facilities through a combination of surety bonds and insurance from qualified insurance companies.

## Government Regulations

Our business is subject to extensive and evolving federal, state, provincial and local environmental, health, safety and transportation laws and regulations. While our business has historically benefited from increased government regulation of hazardous waste transportation, storage and disposal, the environmental services industry itself is the subject of extensive and evolving regulation by federal, state, provincial and local authorities. Increasing regulations may have a negative impact on our operating costs; however, extensive environmental regulation applicable to our industry and operations is a barrier to rapid entry of competitors that benefits us. Additionally, the impacts of regulations on our customers further enhance the value of the disposal and environmental services we can provide.

We are required to obtain federal, state, provincial and local permits or approvals for each of our hazardous waste facilities. We have acquired all material operating permits and approvals required for the current operation of our business and have applied for, or are in the process of applying for, all permits and approvals needed in connection with planned expansion or modifications of our operations. We continue to monitor and comply with the requirements of our permits and these regulations.

We are constantly monitoring the regulatory environment, which is often influenced by leadership at the federal, state, provincial and local levels. We make a continuing effort to anticipate regulatory, political and legal developments that might affect operations, but are not always able to do so. We cannot predict the extent to which any legislation or regulation that may be enacted or enforced in the future may affect our operations.

## United States Hazardous Waste Regulation

*Federal Regulations.*   The most significant federal environmental laws affecting us are RCRA; the Comprehensive Environmental Response, Compensation and Liability Act, also known as the Superfund Act; the Clean Air Act; the Clean Water Act; and the Toxic Substances Control Act, or TSCA.

*RCRA.*   RCRA is the principal federal statute governing hazardous waste generation, treatment, transportation, storage and disposal. Pursuant to RCRA, the EPA has established a comprehensive "cradle-to-grave" system for the management of a wide range of materials identified as hazardous waste. States that have adopted hazardous waste management programs with standards at least as stringent as those promulgated by the EPA have been delegated authority by the EPA to administer their facility permitting programs in lieu of the EPA's program.

Every facility that treats, stores or disposes of hazardous waste must obtain a RCRA permit from the EPA or an authorized state agency unless a specific exemption exists and must comply with certain operating requirements, also known as the Part B permitting process. RCRA also requires that Part B permits contain provisions for required on-site study and cleanup activities, known as "corrective action," including detailed compliance schedules and provisions for assurance of financial responsibility. See Note 9, "Closure and Post-Closure Liabilities," and Note 10, "Remedial Liabilities," to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for a discussion of our environmental liabilities. See "Insurance and Financial Assurance" above for a discussion of our financial assurance requirements.

*The Superfund Act.*   The Superfund Act is the primary federal statute regulating the cleanup of inactive hazardous substance sites and imposing liability for cleanup on the responsible parties. It provides for immediate EPA-coordinated response and removal actions for hazardous substances released into the environment. It also authorizes the government to respond to the release or threatened release of hazardous substances or to order responsible persons to perform any necessary cleanup. The statute provides for strict and, in certain cases, joint and several liability to the parties involved in the generation, transportation and disposal of hazardous substances for the cost of these responses and for the cost of damages to natural resources. Under the statute, we may be deemed liable as a generator or transporter of a hazardous substance that is released into the environment, or as the owner or operator of a facility from which there is a release of a hazardous substance into the environment. See Note 17, "Commitments and Contingencies," to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for a description of the principal such proceedings in which we are now involved.

*The Clean Air Act.*   The Clean Air Act was passed by Congress to control the emissions of pollutants into the air and requires permits to be obtained for certain sources of hazardous air pollutants. In 1990, Congress amended the Clean Air Act to require further reductions of air pollutants with specific targets for non-attainment areas in order to meet certain ambient air quality standards. These amendments also require the EPA to promulgate regulations that (i) control emissions of 188 hazardous air pollutants; (ii) create uniform operating permits for major industrial facilities similar to RCRA operating permits; (iii) mandate the phase-out of ozone-depleting chemicals; and (iv) provide for enhanced enforcement.

*The Clean Water Act.*    This legislation prohibits discharge of pollutants into the waters of the United States without government authorization and regulates the discharge of pollutants into surface waters and sewers from a variety of sources, including disposal sites and treatment facilities. The EPA has promulgated "pretreatment" regulations under the Clean Water Act, which establish pretreatment standards for introduction of pollutants into publicly-owned treatment works. In the course of the treatment process, our wastewater treatment facilities generate wastewater, which we discharge to publicly-owned treatment works pursuant to permits issued by the appropriate government authorities. We are required to obtain discharge permits and conduct sampling and monitoring programs.

*TSCA.*    We operate a network of collection, treatment and field services (remediation) facilities throughout North America whose activities are regulated under provisions of TSCA. TSCA established a national program for the management of substances classified as PCBs, which include waste PCBs as well as RCRA waste contaminated with PCBs. The rules set minimum design and operating requirements for storage, treatment and disposal of PCB waste. Since their initial publication, the rules have been modified to enhance the management standards for TSCA-regulated operations, including the decommissioning of PCB transformers and articles, detoxification of transformer oils, incineration of PCB liquids and solids, landfill disposal of PCB solids, and remediation of PCB contamination at customer sites.

## Other Regulation Impacting U.S. Operations

*Federal Regulations.*    In addition to regulations specifically directed at our transportation, storage and disposal facilities, there are a number of regulations that may "pass-through" to the facilities based on the acceptance of regulated waste from affected customer facilities. Each facility that accepts affected waste must comply with the regulations for that waste, facility or industry. Examples of this type of regulation are National Emission Standards for Benzene Waste Operations and National Emissions Standards for Pharmaceuticals Production. Each of our facilities addresses these regulations on a case-by-case basis determined by its requirement to comply with the pass-through regulations.

In our transportation operations, we are regulated by the U.S. Department of Transportation, the Federal Railroad Administration, the Federal Aviation Administration and the U.S. Coast Guard, as well as by the regulatory agencies of each state in which we operate or through which our vehicles pass.

Health and safety standards under the Occupational Safety and Health Act, or OSHA, are also applicable to all of our operations.

*State and Local Regulations.* Pursuant to the EPA's authorization of RCRA equivalent state-run programs, a number of U.S. states have regulatory programs governing the operations and permitting of hazardous waste facilities. Accordingly, the hazardous waste treatment, storage and disposal activities of a number of our facilities are regulated by the relevant state agencies in addition to federal EPA regulation.

Some states classify certain wastes as hazardous that are not regulated under RCRA. For example, certain states, including Massachusetts and California, consider used oil as "hazardous waste" while RCRA does not. Others require specific handling of used oil. Accordingly, we must comply with state and local requirements for handling state-regulated waste, and when necessary, obtain state licenses for treating, storing and disposing of such waste at our facilities.

Some states regulate other aspects of our operations as well. For example, certain states, including Delaware and New York, have set strict regulations regarding the level of volatile organic compounds in parts washer solvents. We endeavor to be and remain in compliance with all applicable state regulations.

Our facilities are also regulated pursuant to state statutes, including those addressing clean water and clean air. Local sewer discharge and flammable storage requirements are applicable to certain of our facilities. Our California RCRA permitted facilities are subject to the Violations Scoring Procedure, or VSP, a state-level facility compliance program. Our facilities are also subject to local siting, zoning and land use restrictions. We believe that each of our facilities is in substantial compliance with the applicable requirements of federal and state licenses, which we have obtained. Once issued, such licenses have maximum fixed terms of a given number of years, which differ from state to state, ranging from three to ten years. The issuing state agency may review or modify a license at any time during its term. We anticipate that once a license is issued with respect to a facility, the license will be renewed at the end of its term if the facility's operations are in compliance with applicable requirements. However, there can be no assurance that regulations governing future licensing will remain static, or that we will be able to comply with such requirements.

Regulations by the International Maritime Organization or IMO, primarily impact shipping businesses and require that ships that traverse the oceans use marine fuels with a sulphur content of no more than 0.50% sulphur, versus the previous cap of

3.50%, in an effort to reduce the amount of sulphur oxide and decrease pollution and greenhouse gas emissions from the global shipping fleet. The shipping industry is the last major transportation sector to utilize fuel with high levels of sulfur, which is the reason the IMO pushed the industry to more closely align with other transport sectors for pollution reduction. This regulation indirectly impacts our SKSS segment as it has reduced the end market of used oil.

**Canadian Hazardous Waste Regulation**

In Canada, the provinces retain control over environmental issues within their boundaries and thus have the primary responsibility for regulating management of hazardous waste. The federal government regulates issues of national scope or where activities cross provincial boundaries.

*Provincial Regulations.* Most of Canada's industrial development and the major part of its population are located in four provinces: Ontario, Quebec, Alberta and British Columbia, each of which have detailed environmental regulations. We operate major waste management facilities in each of these provinces, as well as waste transfer facilities in Nova Scotia and Manitoba and a re-refinery in Ontario.

The main provincial acts dealing with hazardous waste management are:

- Ontario—Environmental Protection Act;
- Quebec—Environmental Quality Act;
- Alberta—Environmental Protection and Enhancement Act; and
- British Columbia—Waste Management Act.

These legislative acts were developed by the provinces independently and, among other things, generally control the generation, characterization, transport, treatment and disposal of hazardous waste. Regulations developed by the provinces under the relevant legislation are also developed independently, but are often quite similar in effect and sometimes in application. For example, there is some uniformity in manifest document design and utilization.

Provincial legislation also provides for the establishment of waste management facilities. In this case, the facilities are also controlled by provincial statutes and regulations governing emissions to air, groundwater and surface water and prescribing design criteria and operational guidelines.

Waste transporters require a permit to operate under provincial waste management regulations and are subject to the requirements of the Federal Transportation of Dangerous Goods Act, as discussed below. They are required to report the quantities and disposition of materials shipped.

*Canadian Federal Regulations.* The Canadian federal government has authority for those matters that are national in scope and in impact and for Canada's relations with other nations. The main federal laws governing hazardous waste management are the:

- Canadian Environmental Protection Act (1999), or CEPA 99, and
- Transportation of Dangerous Goods Act.

Environment Canada is the federal agency with responsibility for environmental matters and the main legislative instrument is the CEPA 99. This act charges Environment Canada and Health Canada, the federal agency responsible for the health of individuals, with protection of human health and the environment and seeks to control the production, importation and use of substances in Canada and to control their impact on the environment.

The Export and Import of Hazardous Waste and Hazardous Recyclable Material Regulations under CEPA 99 control the export and import of hazardous waste and hazardous recyclable materials. By reference, these regulations incorporate the Transportation of Dangerous Goods Act and Regulations, which address identification, packaging, marking and documentation of hazardous materials during transport. CEPA 99 requires that anyone proposing to export or import hazardous waste or hazardous recyclable materials or to transport them through Canada must notify the Minister of the Environment and obtain a permit to do so. Section 9 of CEPA 99 allows the federal government to enter into administrative agreements with the provinces and territories for the development and improvement of environmental standards. These agreements represent cooperation towards a common goal rather than a delegation of authority under CEPA 99. To facilitate the development of provincial and territorial agreements, the federal, provincial and territorial governments participate in the Canadian Council of Ministers of the Environment, or the CCME. The CCME comprises the 14 environment ministers from the federal, provincial and territorial governments, who normally meet at least once a year to discuss national environmental priorities and to determine work to be carried out under the auspices of the CCME.

*Canadian Local and Municipal Regulations.* Local and municipal regulations seldom reference direct control of hazardous waste management activities. Municipal regulations and by-laws, however, control such issues as land use designation, access to municipal services and use of emergency services, all of which can have a significant impact on facility operation.

**Compliance with Environmental Regulations**

The environmental regulations discussed above guide certain operations of the Company and require that we remediate contaminated sites, operate our facilities in accordance with enacted regulations, obtain required financial assurance for closure and post-closure care of our facilities should such facilities cease operations and make capital investments in order to keep our facilities in compliance with environmental regulations.

As further discussed in Note 9, "Closure and Post-Closure Liabilities," and Note 10, "Remedial Liabilities," to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K, as of December 31, 2025, we had recognized closure, post-closure and environmental liabilities of $230.7 million. For the years ended December 31, 2025, 2024 and 2023, we spent $16.1 million, $27.5 million and $29.0 million, respectively, to address environmental liabilities.

As discussed more fully above under the heading "Insurance and Financial Assurance," we are required to provide financial assurance with respect to certain statutorily required closure, post-closure and corrective action obligations at our facilities. We have placed the required financial assurance primarily through qualified insurance companies.

As described in Note 17, "Commitments and Contingencies," to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K, from time to time we are involved in legal proceedings arising under environmental laws and regulations. Alleged failure to comply with laws and regulations may lead to the imposition of fines or the denial, revocation or delay of the renewal of permits and licenses by government entities. In addition, such government entities, as well as surrounding landowners, may claim that we are liable for environmental damages. Citizens groups have become increasingly active in challenging the grant or renewal of permits and licenses for hazardous waste facilities, and responding to such challenges has further increased the costs associated with establishing new facilities or expanding current facilities. A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could have a material effect on our business and future prospects.

**ITEM 1A. RISK FACTORS**

An investment in our securities involves certain risks, including those described below. One should carefully consider these risk factors together with all of the information included or incorporated by reference in this report before investing in our securities. The risks described below are not intended to be exhaustive and are not the only risks that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business and the market price of our common stock. See the section titled "Disclosure Regarding Forward-Looking Statements" for more information.

**OPERATIONAL RISKS**

***Our businesses are subject to operational and safety risks. Failure to limit our exposure to such risks could have an adverse impact on our results.***

Providing our suite of services to our customers and operating our facilities involves risks such as equipment defects, malfunctions and failures and natural or man-made disasters, which could potentially result in releases of hazardous materials, damage to or total loss of our property or assets, injury or death of our employees, subcontractors or others, reduced perceived value of our brand or damage to our reputation, or a need to shut down or reduce operation of our facilities while remedial actions are undertaken. Our employees and subcontractors, when necessary, often work under potentially hazardous conditions. These risks expose us to potential liability for pollution and other environmental damages, personal injury, loss of life, business interruption, property damage or destruction, reputational damage, loss of operating permits or restrictions placed on our operations. We must also maintain a solid safety record in order to remain a preferred supplier to our major customers and protect the value of our brand in the marketplace. We seek to minimize our exposure to such risks primarily through (i) comprehensive training programs, (ii) utilizing proper equipment and the latest technologies, (iii) our Environmental Compliance Internal Audit Program, (iv) vehicle and equipment maintenance programs, (v) subcontracting with reputable third-parties, (vi) industrial control systems and (vii) insurance. Such actions and insurance though may not be adequate to cover all of our potential liabilities, which could negatively impact our results of operations and cash flows.

***Our operations are increasingly dependent upon technology. Failure of these technologies, failure to upgrade or innovate these technologies, failure to property implement and maintain these technologies or failure to identify and develop new technologies could have an adverse impact on our results.***

Our information technology systems are critical to our operations, customer experience and financial reporting. Malfunctions of these technologies, including disruptions due to natural or man-made disasters (e.g., terrorism), could interrupt operations, create incremental operational and safety risks, such as those noted above, or negatively impact our service to our customers and our business reputation. System failures could also impede our ability to collect and report financial results timely or comply with regulations associated with our operations. In addition to our information technology systems, we rely on operational technology, including industrial control systems, to manage and monitor certain treatment, incineration and transportation activities. Disruptions, failures or cyber intrusions affecting these systems could impair our ability to operate facilities safely or profitably, comply with permit conditions or respond effectively to incidents, and could increase the risk of environmental releases or personal injury.

The inability to create and implement a governance framework and risk mitigation strategies in relation to emerging technologies, including artificial intelligence, could create potential risks to the Company. The use of artificial intelligence has the potential to alter how technology is employed within our business and may impact specific areas in ways that remain unpredictable. Our inability to efficiently leverage the advantages that artificial intelligence offers may weaken our competitiveness. Furthermore, inadequate risk management regarding technology and artificial intelligence could result in detrimental consequences for both our operational outcomes and competitiveness.

Identification of new and emerging technologies with regard to waste disposal and recycling may be a risk and an opportunity to our business. Research and development of new technologies may require significant spending that may negatively impact our operating results and cash flows. Failure to innovate and focus on new technologies that provide superior alternatives to traditional environmental services, waste disposal or oil collection and re-refining service offerings may negatively impact our financial results. Our industry competitiveness could be affected by the introduction of new technological solutions that offer lower cost alternatives to incineration methods for waste disposal.

***A cybersecurity incident could negatively impact our business, operations and relationships with customers.***

We use technology in substantially all aspects of our business operations. Mobile devices and other online technologies connect our employees to our customers and our networks. Such uses give rise to cybersecurity risks, including security breach, espionage, ransomware, system disruption, theft, disruption of our business operations, remediation costs for repairs of system damage and inadvertent release of information. Our business involves operational technology integral to our day-to-day business and the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including, but not limited to, private information about employees and financial and strategic information about our company and our business partners. Furthermore, as we pursue our strategy to grow through acquisitions and new initiatives that improve our operations and cost structure, we are also expanding and improving our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk.

We maintain what we believe is sufficient insurance coverage that may (subject to certain policy terms and conditions, including deductibles) cover certain aspects of third-party security and cybersecurity risks and business interruption; however, our insurance coverage may not always cover all related costs or losses.

We actively assess our cybersecurity and technology risks and modify our operational response to such risks as circumstances and technology change. If we fail to assess and identify current cybersecurity risks and those associated with acquisitions and new initiatives, we may become increasingly vulnerable to such risks. We have implemented measures aimed at preventing security breaches and cyber incidents, including the establishment of processes, procedures and systems focused on response readiness, planning, disaster recovery and business continuity. To avoid the collection and housing of customer payment records, we partner with a Payment Card Industry compliant third party to handle our customers' credit card transactions in a secure a manner. Despite our best efforts, our preventative measures and incident response efforts may not be entirely effective. The theft, destruction, loss, misappropriation or release of sensitive and/or confidential information or intellectual property, or interference with our operational technology, information technology systems or the technology systems of third parties on which we rely could result in business disruption, negative publicity, damage to our assets, brand reputational damage, violation of privacy laws, loss of customers, potential liability and competitive disadvantage, which could have a material adverse effect on our financial position, results of operations or cash flows and could subject us to regulatory enforcement actions, contractual liability or increased insurance costs.

***Natural disasters or other catastrophic events, as well as their residual macroeconomic effects, could negatively affect our business.***

Natural disasters such as hurricanes, tornados, earthquakes, wildfires or other catastrophic events, including public health threats or the effects of climate change, could negatively affect our operations and financial performance and harm our reputation. The direct and indirect impact of such events could include physical damage to one or more of our facilities, equipment or operating locations; the temporary lack of an adequate workforce in a market; and the temporary disruption in rail or other modes of transportation upon which we rely. These events could prevent or delay shipments to and collections from customers and those from suppliers. Residual and lingering macroeconomic effects from such events could impact our supply chain, distribution network and/or workforce via longer disruptions or increased costs. These impacts could have a material effect on our business, financial condition, results of operations and cash flows.

Weather conditions and other event-driven special projects could also cause interim variations in our results. These events could adversely impact the ability of our suppliers and customers to conduct business activities and could ultimately do so for an indefinite period of time. As a result, we may be required to suspend operations in some or all of our locations, which could have a material adverse effect on our business, financial condition and results of operations.

*Our growth and success are dependent upon our people. If we lose key personnel and are unable to hire additional qualified personnel in a timely manner, our business may be harmed. A change or deterioration in our relations with our employees could have a materially adverse effect on our business.*

Our ability to continue to grow, operate our facilities and provide our services is dependent upon the expertise of certain key managerial and technical personnel. The market for skilled and experienced personnel is highly competitive. Our ability to retain key personnel and/or attract new qualified personnel may have an impact on our business and financial results and competition for experienced personnel in the labor market may result in increased costs for wages, overtime and employee recruitment. If our relationship with our employees were to deteriorate, we could be required to incur additional costs related to wages and benefits, inefficiencies in operations, unanticipated costs in sourcing temporary or third-party labor and interference with customer relations.

## INDUSTRY RISKS

*The hazardous waste management business is subject to significant environmental liabilities.*

As of December 31, 2025, we have recorded closure, post-closure and remedial liabilities valued at $230.7 million, substantially all of which we assumed in connection with acquisitions. We calculate these environmental liabilities on a present value basis in accordance with generally accepted accounting principles, which take into consideration both the estimated cost to remediate such liabilities and the estimated timing of the remediation. We anticipate our environmental liabilities will be payable over many years and that cash flows generated from our operations will generally be sufficient to fund the payment of such liabilities when required. Though we have the ability to perform much of the required remediation efforts internally, which helps to limit the cost exposure, events not now anticipated, including future changes in environmental laws and regulations, including laws, regulations or guidance addressing emerging contaminants such as PFAS, changes to the natural landscape at or surrounding our facilities or remediation sites, or new information identified during remediation, could require that such payments be made earlier or in greater amounts than we now estimate, which could adversely affect our financial condition, results of operations and cash flows.

We may also assume additional environmental liabilities as part of future acquisitions. Although we will endeavor to accurately estimate and limit environmental liabilities presented by the businesses or facilities to be acquired, some liabilities, including ones that may exist only because of the past operations of an acquired business or facility, may prove to be more difficult or costly to address than we then estimate. It is also possible that government officials responsible for enforcing environmental laws may believe an environmental liability is more significant than we then estimate, or that we will fail to identify or fully appreciate an existing liability before we become legally responsible to address it.

*The hazardous waste management industry is subject to significant economic and business risks.*

Our future operating results may be affected by such factors as our ability to utilize our facilities and workforce profitably in the face of price competition, maintain or increase market share in an industry that has in the past experienced significant downsizing and consolidation, realize benefits from cost reduction programs, collect incremental volumes of waste to be handled through our facilities from existing and acquired sales offices and service centers, obtain sufficient volumes of waste at prices that produce revenue sufficient to offset the operating costs of our facilities, minimize downtime and disruptions of operations and develop our field services business. In particular, economic downturns or recessionary conditions in North America, and increased outsourcing by North American manufacturers to plants located in countries with lower wage costs and less stringent environmental regulations, have adversely affected and may in the future adversely affect the demand for our services. Our business is also cyclical to the extent that it is dependent upon streams of waste from cyclical industries such as chemical and petrochemical. If those cyclical industries slow significantly, the business that we receive from them would likely decrease.

***A significant portion of our business depends upon the demand for emergency response services at industrial facilities or on our roadways, railways or waterways, and other remedial projects and regulatory developments over which we have no control.***

Our operations, specifically within the Environmental Services segment, can be affected by the commencement and completion of cleanup of major spills and other events, customers' decisions to undertake remedial projects, seasonal fluctuations due to weather and budgetary cycles influencing the timing of customers' spending for remedial activities, the timing of regulatory decisions relating to hazardous waste management projects, changes in regulations governing the management of hazardous waste, secular changes in the waste processing industry towards waste minimization and the propensity for delays in the demand for remedial services, and changes in the myriad of government regulations governing our diverse operations. We do not control such factors, and as a result, our revenue and income can vary from quarter to quarter, and past financial results for certain quarters may not be a reliable indicator of future results for comparable quarters in subsequent years.

***If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected.***

When we include permitted or probable expansion airspace in our calculation of available airspace, we adjust our landfill liabilities to the present value of projected costs for cell closure and landfill closure and post-closure. It is possible that our estimates or assumptions could ultimately turn out to be significantly different from actual results. In some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit is no longer probable. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, or our beliefs that we will receive expansion permits change adversely in a significant manner, our landfill assets, including the assets incurred in the pursuit of the expansion, may be subject to impairment. Furthermore, lower prospective profitability may result due to increased interest accretion and depreciation or asset impairment charges related to the removal of previously included expansion airspace, in addition to the loss of future revenue related to the loss of probable airspace. Further, if our assumptions concerning expansion airspace should prove inaccurate, certain of our cash expenditures for closure of landfills could be accelerated and adversely affect our results of operations and cash flow.

***Reductions in the demand for oil products and automotive services and volatility in oil prices in the markets we serve may negatively affect certain of our businesses.***

Our operations, predominately within the SKSS segment, involve collecting used oil, re-refining a portion of such used oil into base and blended lubricating oils and then selling both base and blended oil products to customers. Reduced demand for oil products, whether temporary due to market conditions or a lasting long-term trend, may also lower demand for our services of collecting used oil and, in turn, reduce our feedstock oil volumes for processing through our re-refineries. There are significant fixed costs associated with operating our re-refinery facilities, and should production volumes at these facilities decrease, our results of operations and profitability may be materially impacted.

Factors such as geopolitical developments, supply and demand imbalances and macroeconomic shifts may contribute to heightened oil price volatility in global oil markets. This volatility may lead to reduced profitability and increased operating costs in our oil operations and also may impact the cost of fuels throughout our transportation network and facilities. These volatility impacts may affect our financial condition, results of operations and cash flows.

Certain portions of our business, including our Safety-Kleen branches' core service offerings of containerized waste collection services, parts washer services and vacuum services, are connected to the automotive industry. Miles driven and routine automotive maintenance, along with other automotive industry trends, impact demand for parts-washer services, containerized waste collections and vacuum services. Declines in this industry, whether temporary or reflecting longer-term fundamental changes in transportation, energy usage or vehicle technology, may reduce the demand for these core service offerings, which may adversely impact our financial results.

## LEGAL, ENVIRONMENTAL AND REGULATORY COMPLIANCE RISKS

***Our businesses are subject to numerous statutory and regulatory requirements, which may change in the future.***

Our businesses are subject to numerous statutory and regulatory requirements. Our ability to continue to hold licenses, permits and transportation operating authority required for our businesses is subject to maintaining satisfactory compliance with such requirements. We may incur significant costs to maintain compliance. Our ability to obtain modifications to our permits or obtain permits to expand our facilities may be met with resistance, substantial statutory or regulatory requirements or may be too costly to achieve. These requirements may cause us to postpone or cancel our plans. Additionally, our operations are subject to numerous national, state, provincial and local transportation regulations that have various compliance requirements and associated operational costs. Future statutory and regulatory requirements, including any legislation focused on combating climate change, may require significant cost to comply or may require changes to our products or services.

Regulators, in addition to investors, customers and the public in general, have been increasingly focused on environmental, governance and cybersecurity practices of companies. We may be subject to additional regulations and disclosure requirements in the future arising from the increased focus in these areas.

The occurrence of any of the foregoing could have a material impact on our financial condition or results of operations. Further, although we are very committed to compliance and safety, we could be subject to significant fines and penalties, our reputation could be adversely affected and/or we may incur significant costs to maintain or improve our compliance if our businesses, or third-parties with whom we have a relationship, were to fail to comply with such statutory and regulatory requirements.

***The extensive environmental regulations to which we are subject, including potential climate change legislation and regulations, may increase our costs and potential liabilities and limit our ability to operate and expand our facilities.***

Our operations and those of others in the environmental services industry are subject to extensive federal, state, provincial and local environmental requirements in both the United States and Canada, including those outlined in the "Government Regulations" section in Item 1 of this Annual Report on Form 10-K. If we fail to comply with regulations governing the transport, handling and disposal of hazardous materials, such failure could negatively impact our ability to collect, process and ultimately dispose of hazardous waste generated by our customers. Efforts to conduct our operations in compliance with all applicable laws and regulations, require programs to promote compliance, such as training employees and customers, purchasing health and safety equipment and in some cases hiring outside consultants and lawyers. Even with these programs, we and other companies in the environmental services industry are routinely faced with government enforcement proceedings, which can result in fines or other sanctions and require expenditures for remedial work on waste management facilities and contaminated sites. Certain of these laws impose strict and, under certain circumstances, joint and several liability on current and former owners and operators of facilities that release regulated materials or that generate those materials and arrange for their disposal or treatment at contaminated sites. Such liabilities can relate to required cleanup of releases of regulated materials and related natural resource damages.

From time to time, fines and/or penalties have been levied upon us in government environmental enforcement proceedings. Such fines typically have related to our waste treatment, storage and disposal operations. Although none of these fines or penalties that we have paid in the past have had a material adverse effect upon us, future fines and penalties may be more substantial. Further, in the future we may be required to make substantial capital expenditures as a result of government proceedings which would have a negative impact on our financial condition, cash flow and results of operations. Regulators also have the power to suspend or revoke permits or licenses needed for operation of our plants, equipment and vehicles based on, among other factors, our compliance record, and customers may decide not to use a particular disposal facility or do business with us because of concerns about our compliance record. Suspension or revocation of permits or licenses would impact our operations and could have a material impact on our financial results. Although we have never had any of our facilities' operating permits revoked, suspended or non-renewed involuntarily, it is possible that such an event could occur in the future.

Some environmental laws and regulations impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. Past practices have resulted in releases of regulated materials at and from certain of our facilities, or the disposal of regulated materials at third-party sites, which may require investigation and remediation, and potentially result in claims of personal injury, property damage and damages to natural resources. In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closures of facilities might trigger compliance requirements that are not applicable to operating facilities. We are currently conducting remedial activities at certain of our facilities and paying a portion of the remediation costs at certain sites owned by third-parties. While, based on available information, we believe these remedial activities will not result in a material effect upon our operations or financial condition, these activities or the discovery of previously unknown conditions could result in material costs.

In addition to the costs of complying with environmental laws and regulations, we incur costs defending against environmental litigation brought by government agencies and private parties. We are now, and may in the future be, a defendant in lawsuits brought by parties alleging environmental damage, personal injury and/or property damage, which may result in our payment of significant amounts.

The landscape of environmental regulation to which we are subject can change. Changes to environmental regulation often present new business opportunities for us; however, such changes may also result in increased operating and compliance costs or, in more significant cases, changes to how our facilities are able to operate. We constantly monitor the landscape of environmental regulation; however, our ability to navigate through any changes to such regulations may result in a material effect on our operations, cash flows or financial condition.

Environmental and land use laws also impact our ability to expand our facilities. In addition, we are required to obtain government permits to operate our facilities, including all of our landfills. Even if we comply with all applicable environmental laws, we might not be able to obtain requisite permits from applicable government authorities to extend or modify such permits to fit our business needs.

***We are subject to existing and potential product liability lawsuits relating to our parts washer services.***

Through our Safety-Kleen branded operations within the Environmental Services segment, we have been from time to time named as a defendant in product liability lawsuits in various courts and jurisdictions throughout the United States. As of December 31, 2025, we were involved in 76 such proceedings (including cases which have been settled but not formally dismissed) wherein persons claim personal injury resulting from the use of our parts cleaning equipment or cleaning products. These proceedings typically involve allegations that the solvents used in the parts cleaning equipment contained contaminants or that the solvent recycling process does not effectively remove the contaminants that become entrained in the solvents during their use. In addition, certain claimants assert that we failed to adequately warn the product user of potential risks, including a historic failure to warn that such solvents contain trace amounts of toxic or hazardous substances such as benzene.

We maintain insurance that we believe will provide coverage for these claims (over amounts accrued for self-insured retentions and deductibles in certain limited cases), though this insurance may not provide coverage for potential awards of punitive damages and be inadequate if the number of claims grows substantially. Although we have vigorously defended and will continue to vigorously defend ourselves and the safety of our products against all of these claims, these lawsuits are subject to many uncertainties and outcomes that cannot be predicted with assurance. We may also be named in additional product liability lawsuits in the future, including claims for which insurance coverage may not be available. If any one or more of these lawsuits were decided unfavorably and the plaintiffs were awarded punitive damages, or if insurance coverage were not available for any such claim, our financial condition and results of operations could be materially and adversely affected. Additionally, if any one or more of these lawsuits were decided unfavorably, such outcome may encourage more lawsuits against us.

## STRATEGIC TRANSACTION RISKS

***Failure to correctly identify and execute upon strategic acquisitions and divestitures or effectively execute large-scale capital projects could adversely impact our future results.***

We continuously evaluate potential acquisition candidates and from time to time acquire companies that we believe will strategically fit into our business and growth objectives. If we are unable to successfully integrate and operate acquired businesses, we could fail to achieve anticipated synergies and cost savings, including any expected increases in revenues and operating results, which could have a material adverse effect on our financial results. We also continually review our portfolio of assets to determine the extent to which assets or groups of assets are contributing to our objectives and growth strategy. If we decide to sell a business or specific asset group, we may be unable to do so on satisfactory terms and within our anticipated time frame.

Significant large-scale capital projects are periodically undertaken by the organization. The execution of such initiatives often requires comprehensive planning, specialized expertise and significant capital expenditures. If we are unable to successfully execute these capital projects, it could result in unanticipated project delays or incremental capital requirements that could impact our future financial condition, results of operations or cash flows.

***Future acquisitions of companies may expose us to unknown liabilities.***

If there are unknown liabilities or other obligations, including contingent liabilities, environmental remediation costs or unknown legal matters arising from potential acquisitions, our business could be materially affected. We may learn additional information about potential acquired companies that adversely affects us, such as unknown liabilities or other issues relating to internal controls over financial reporting, issues that could affect our ability to comply with the Sarbanes-Oxley Act or issues that could affect our ability to comply with other applicable laws.

## INSURANCE, ACCOUNTING AND TAX RELATED RISKS

***If we become unable to obtain, at reasonable cost, the insurance, surety bonds, letters of credit and other forms of financial assurance required for our facilities and operations, our business and results of operations would be adversely affected.***

We are required to provide substantial amounts of financial assurance to government agencies for closure and post-closure care of our licensed hazardous waste treatment facilities and certain other permitted facilities should those facilities cease operation, and we are also occasionally required to post surety, bid and performance bonds in connection with certain customer projects. We have obtained all of the required financial assurance for our facilities through a combination of surety bonds and insurance from qualified insurance companies. The financial assurance related to closure and post-closure obligations of our U.S. and Canadian facilities will renew at various dates throughout 2026.

Our ability to continue operating our facilities and conducting our operations would be adversely affected if we became unable to obtain sufficient insurance, surety bonds, letters of credit and other forms of financial assurance at reasonable cost to meet our regulatory and other business requirements. The availability of insurance, surety bonds, letters of credit and other forms of financial assurance is affected by our insurers', sureties' and lenders' assessment of our risk and by other factors outside of our control such as general conditions in the insurance and credit markets.

### *Our insurance coverage and self-insurance reserves may be inadequate to cover all significant risk exposures, and increasing costs to maintain adequate coverage may significantly impact our financial condition and results of operations.*

We carry a range of insurance policies intended to protect our assets and operations, including general liability insurance, property damage, business interruption, environmental risk and vehicle liability insurance. These policies are outlined in the "Insurance and Financial Assurance" section in Item 1 of this Annual Report on Form 10-K. While we endeavor to purchase insurance coverage appropriate to our risk assessment, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages, and as a result our insurance program may not fully cover us for losses we may incur.

As a result of a number of catastrophic weather and other events, insurance companies have incurred substantial losses and in many cases they have substantially reduced the nature and amount of insurance coverage available to the market, have broadened exclusions and/or have substantially increased the cost of such coverage. If this trend continues, we may not be able to maintain insurance of the types and coverage we desire at reasonable rates or at all, or we may need to take on higher deductibles to obtain such coverage. In many cases, we have made the decision to increase our policy deductibles in order to address the rising cost of insurance premiums, which may expose us to a higher level of retained risk. A partially or completely uninsured claim against us (including liabilities associated with cleanup or remediation at our facilities), if successful and of sufficient magnitude, could have a material adverse effect on our business, financial condition and results of operations. Higher deductibles could result in more volatility in our results of operations as well. Any future difficulty in obtaining insurance could also impair our ability to secure future contracts, which may be conditioned upon the availability of adequate insurance coverage. In addition, claims associated with risks for which we are self-insured to some extent (property, workers' compensation, employee medical, comprehensive general liability and vehicle liability) may exceed our recorded reserves, which could negatively impact future earnings.

### *Tax interpretations and changes in tax regulations and legislation could adversely affect our results of operations.*

We are subject to various taxes in the United States, Canada, India, Mexico, Puerto Rico and certain state, provincial and local jurisdictions. Tax interpretations, regulations and legislation, including cross-border tariffs, in the various jurisdictions in which we operate are subject to change and uncertainty and may impact our results of operations and cash flows. Our interpretation of tax rules and regulations, including those relating to foreign jurisdictions, requires judgment that may be challenged by taxation authorities upon audit. Although we believe our assumptions, judgments and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of any tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

### *Fluctuations in foreign currency exchange could affect our financial results.*

We earn revenues, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. Dollar. In particular, we recorded 9% of our fiscal 2025 revenues in Canada and employ 9% of our full-time active employees at our Global Capabilities Center in India. Because our consolidated financial statements are presented in U.S. Dollars, we must translate revenues, expenses and income, as well as assets and liabilities, into U.S. Dollars at exchange rates in effect during or at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. Dollar against other currencies in countries where we operate affect our results of operations and the value of balance sheet items denominated in foreign currencies.

### *Certain adverse conditions have required, and future conditions might require, us to make substantial write-downs in our assets, which have adversely affected or would adversely affect our balance sheet and results of operations.*

We review our long-lived tangible and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We also test our goodwill and indefinite-lived intangible assets for impairment at least annually on December 31, or when events or changes in the business environment indicate that the carrying value of a reporting unit or indefinite lived intangible may exceed its fair value. The impairment testing for goodwill and other indefinite-lived intangible assets relies on fair value assessments derived from estimated future cash flows, which are subject to inherent variability and may differ from actual future results. During each of 2025, 2024 and 2023, we determined that no asset write-downs were required. However, if conditions in any of the businesses in which we operate were to deteriorate, we could determine that certain of our assets are impaired and we would then be required to write-off all or a portion of the value of such assets. Any significant write-offs would adversely affect our balance sheet and results of operations.

## DEBT AND FINANCING RELATED RISKS

***Our levels of outstanding debt and letters of credit could adversely affect our financial condition and ability to fulfill our obligations.***

As of December 31, 2025, our long-term debt consisted of $1,545.0 million of unsecured senior notes and $1,260.0 million of secured senior term loans, with letters of credit of $146.5 million drawn against our revolving credit facility. Our levels of outstanding debt and letters of credit may:

- adversely impact our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes or to repurchase our unsecured senior notes from holders upon any change of control;
- require us to dedicate a substantial portion of our cash flow to payment of interest on our debt and fees on our letters of credit, which reduces the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;
- subject us to variable interest rate risk on $660.0 million of our $1,260.0 million secured senior term loans for which the variable rate had not been fixed via an interest rate swap as of December 31, 2025, and borrowings (if any) under our revolving credit facility;
- increase the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and
- limit our ability to adjust to rapidly changing market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions of our business than our competitors with less debt.

Our ability to make scheduled payments of principal or interest with respect to our debt, including our outstanding unsecured senior notes, our secured senior term loans, any revolving loans and our finance leases, and to pay fee obligations with respect to our letters of credit, will depend on our ability to generate cash and our future financial results. If we were unable to generate sufficient cash flow from operations in the future to service our debt and letter of credit fee obligations, we might be required to refinance all or a portion of our existing debt and letter of credit facilities or to obtain new or additional such facilities. However, we might not be able to obtain any such new or additional facilities on favorable terms or at all.

***The covenants in our debt agreements may restrict our ability to operate our business and might lead to a default under our debt agreements.***

Our revolving credit agreement and the indenture and loan agreement governing our other outstanding debt limit, among other things, the extent to which we or our restricted subsidiaries can:

- incur or guarantee additional indebtedness (including, for this purpose, reimbursement obligations under letters of credit) or issue preferred stock;
- pay dividends or make other distributions to our stockholders;
- purchase or redeem capital stock or subordinated indebtedness;
- make investments;
- create liens;
- incur restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;
- sell assets, including capital stock of our subsidiaries;
- consolidate or merge with or into other companies or transfer all or substantially all of our assets; and
- engage in transactions with affiliates.

As a result of these covenants, we may not be able to respond to changes in business and economic conditions and to obtain additional financing, if needed, and we may be prevented from engaging in transactions that might otherwise be beneficial to us. Our revolving credit facility requires, and our future credit facilities may require, us to maintain under certain circumstances certain financial ratios and satisfy certain other financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may not be able to meet those tests. The breach of any of these covenants could result in a default under our outstanding or future debt. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under such debts, including accrued interest or other obligations, to be immediately due and payable. If amounts outstanding under such debts were accelerated, our assets might not be sufficient to repay in full those debts.

Our revolving credit agreement and the indentures and loan agreement governing our other outstanding debt also contain cross-default and cross-acceleration provisions. Under these provisions, a default or acceleration under one instrument governing our debt may constitute a default under our other debt instruments that contain cross-default and cross-acceleration provisions, which could result in the related debt and the debt under such other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which funds might not be available to us on favorable terms, on a timely basis or at all. Alternatively, such a default could require us to sell assets and otherwise curtail operations to pay our creditors. The proceeds of such a sale of assets or curtailment of operations might not enable us to pay all of our liabilities.

## COMMON STOCK RELATED RISKS

### *The Massachusetts Business Corporation Act and our By-Laws contain certain anti-takeover provisions.*

Sections 8.06 and 7.02 of the Massachusetts Business Corporation Act provide that Massachusetts corporations that are publicly-held must have a staggered board of directors and that written demand by holders of at least 40% of the outstanding shares of each relevant voting group of stockholders is required for stockholders to call a special meeting unless such corporations take certain actions to affirmatively "opt-out" of such requirements. In accordance with these provisions, our By-Laws provide for a staggered Board of Directors, which consists of three classes of directors of which one class is elected each year for a three-year term, and require that written application by holders of at least 25% (which is less than the 40% that would otherwise be applicable without such a specific provision in our By-Laws) of our outstanding shares of common stock is required for stockholders to call a special meeting. In addition, our By-Laws prohibit the removal by the stockholders of a director except for cause. These provisions could inhibit a takeover of our company by restricting stockholders' action to replace the existing directors or approve other actions that a party seeking to acquire us might propose. A takeover transaction would frequently afford stockholders an opportunity to sell their shares at a premium over then market prices.

## ITEM 1B.  UNRESOLVED STAFF COMMENTS

Not applicable.

## ITEM 1C.  CYBERSECURITY

We recognizes the critical importance of developing, implementing and maintaining cybersecurity measures to safeguard our information technology. We have has integrated cybersecurity risk management into our overall risk management framework to collectively assess and respond to operational, financial and cybersecurity risks.

*Board of Director Oversight*

Our Board of Directors is acutely aware of the critical nature of managing risks associated with cybersecurity threats. The Board, led by the Executive Chairman Alan McKim, who is also our Chief Technology Officer, has primary oversight responsibilities for cybersecurity risks and has established oversight mechanisms to ensure effective governance in managing risks associated with cybersecurity threats.

We have a special subcommittee of the Board of Directors with the goal of reviewing our overall cybersecurity risk and response programs. The special Cybersecurity Subcommittee comprises board members with diverse expertise including risk management, technology and finance, with two members holding Cybersecurity Oversight Certificates issued by the National Association of Corporate Directors and Carnegie Mellon University.

Our Chief Information Security Officer, or CISO, and our Chief Information Officer, or CIO, provide comprehensive briefings throughout the year to the Cybersecurity Subcommittee, which generally meets quarterly. The chair of the Cybersecurity Subcommittee provides updates on the subcommittee's activities to the Board of Directors and, from time to time as warranted, the CISO and CIO will present to the full Board of Directors as well. The briefings include the current landscape of cybersecurity risks and emerging threats, relevant Company infrastructure and tools employed to address these risk and threats, status of ongoing initiatives, incident reports and learnings and compliance with regulatory requirements and industry standards.

*Management's Oversight and Responsibilities*

Reporting to the CIO, the CISO manages cybersecurity at our company and is a Certified Informational Systems Security Professional. Our CISO, who has been with us for more than five years, leads the our cybersecurity response program. Our cybersecurity response program is based on the National Institute of Standards and Technology, or NIST, Cybersecurity Framework, which provides a collaborative, balanced risk-based approach to securing and defending our company.

The CISO leverages open source and private threat intelligence sources to remain current about the latest developments in cybersecurity, including potential threats and risk management techniques. The CISO implements and oversees processes and technologies for regular monitoring of our information systems. Third-party cybersecurity advisory services are employed to consult on, monitor, respond and/or assess our information technology, or IT, landscape and cybersecurity response.

The CISO is also responsible for the ongoing cybersecurity awareness, training and education of our employees and any other parties that may interact with our IT systems. Awareness activities include cybersecurity training, simulated exercises, cross functional tabletop exercises and internal communication updates. In the event of a cybersecurity incident, the CISO is equipped with a well-defined incident response plan, which has been communicated to the IT and operational organization. This plan includes immediate actions to mitigate the impact, solutions to enable the restoration of business-critical technology and long-term strategies for remediation and prevention of future incidents.

*Risks from Cybersecurity Threats*

We have not encountered cybersecurity challenges that have materially impacted our operations or financial results. We have included the relevant potential risks from cybersecurity threats as part of the Company's Risk Factors in Item 1A in this Annual Report on Form 10-K.

## ITEM 2.    PROPERTIES

Our principal executive offices are in Norwell, Massachusetts. We own our primary executive office building in Massachusetts, which occupies 104,000 square feet. We also currently lease 59,300 square feet of additional office space in Norwell, Massachusetts, under arrangements that do not expire until 2042. We have regional administrative offices in Canada and India. Our properties are sufficient and suitable for our current needs.

We have approximately 860 operating locations sited across at approximately 620 properties or parcels covering all 50 U.S. states, eight Canadian provinces, Puerto Rico and Mexico. These operating locations include service centers, branches, satellite locations, active hazardous waste management properties and oil processing, blending and packaging facilities. Many of our properties offer multiple capabilities. The following sets forth certain information regarding our key properties as of December 31, 2025.

*Service Centers, Branches and Satellite Locations*

We have approximately 580 service centers, branches and satellite locations, across approximately 450 properties or parcels throughout the United States and Canada. These serve as principal sales and service centers from which we provide our environmental, industrial and Safety-Kleen branch core services for our Environmental Services business, as well as oil collection and product sales locations for our Safety-Kleen Sustainability Solutions business.

*Active Hazardous Waste Management Properties*

*Incinerator Facilities.*    We own and operate an integrated network of ten incinerators located at five incinerator facility locations. The complementary capabilities of these facilities allow us to manage waste across our network with a focus on waste-handling compliance, transportation efficiency and overall incinerator utilization. The network's annual practical capacity is 631,721 tons.

Practical capacity reflects the production level at which our incinerators can operate efficiently and sustainably. It is not based on continuous 24-hour, seven-day operations but instead takes into account factors such as long-term customer demand, staffing levels, shift structures, holidays, scheduled maintenance and mix of the waste processed. Utilization is calculated by dividing actual production tons by practical capacity at each incinerator.

For the year ended December 31, 2025, total utilization was 85.0%. Excluding the new incinerator at Kimball, Nebraska, which is still ramping up, utilization across the remaining incinerators was 89% for the full year. The Kimball incinerator, which commenced operations in late 2024, is not expected to reach full utilization until the end of 2026.

Our incinerators offer a wide range of technological capabilities to customers through this network. In the United States, we provide incineration through one fluidized bed thermal oxidation unit and four solids and liquids-capable incinerator facilities, and we operate one active hazardous waste liquid injection incinerator in Canada.

*Commercial and Non-Commercial Landfills.*    In the United States and Canada, we operate seven commercial landfills with approximately 36.1 million cubic yards of remaining highly probable airspace. Six of our commercial landfills are designed and permitted for the disposal of hazardous waste and one landfill is operated for non-hazardous industrial waste disposal and, to a lesser extent, municipal solid waste. In addition to our commercial landfills, we also own and operate one non-commercial landfill that only accepts waste from our on-site incinerator. See "Landfill Accounting" within Note 2, "Significant Accounting Policies," to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for additional information on our commercial and non-commercial landfills.

*Wastewater Treatment Facilities.* We operate a total of 12 facilities, of which 10 are owned and two are leased, that offer a range of wastewater treatment technologies and services. Wastewater treatment consists primarily of three types of services: hazardous wastewater treatment, sludge dewatering or drying and non-hazardous wastewater treatment.

*Treatment, Storage and Disposal Facilities.* We operate 33 TSDFs in the United States and Canada, of which 30 are owned and three are leased. Our TSDFs facilitate the treatment and movement of materials among our network of service centers and treatment and disposal facilities. Transportation may be accomplished by truck, rail, barge or a combination of modes, with our own assets or in conjunction with third-party transporters. Specially designed containment systems, vehicles and other equipment permitted for waste transport, together with drivers trained in transportation and waste handling procedures, provide for the movement of customer waste streams.

*Other Hazardous Waste Management Properties.* We also operate nine facilities specializing in solvent recovery, of which seven are owned and two are leased, and we own and operate two autoclave facilities specifically designed to treat medical waste.

### Oil Processing, Blending and Packaging Facilities

*Oil Terminals.* We operate a total of 88 oil terminals, of which 54 are owned and 34 are leased, which collect or process used oil prior to delivery to our re-refineries or distribution as recycled fuel oil.

*Oil Recycling and Re-refining Facilities.* We own eight oil re-refineries, seven in the United States and one in Canada. Currently our re-refineries in Newark, California and Rollinsford, New Hampshire are idled. The remaining re-refineries have sufficient capacity to continue processing our used oil collections into new re-refined oil, lubricants and byproducts.

*Oil Packaging and Blending Facilities.* We operate a total of four oil packaging and blending facilities, of which three are owned and one is leased.

### ITEM 3.    LEGAL PROCEEDINGS

See Note 17, "Commitments and Contingencies," to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for a description of legal proceedings.

### ITEM 4.    MINE SAFETY DISCLOSURES

Not applicable.

## ITEM 5.    MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

**Common Stock**

Our common stock trades on the New York Stock Exchange ("NYSE") under the symbol CLH. On February 11, 2026, there were 202 stockholders of record of our common stock, excluding stockholders whose shares were held in nominee, or "street name" accounts through brokers or banks. On our last record date, more than 127,000 additional stockholders beneficially held shares in street name accounts.

We have never declared nor paid any cash dividends on our common stock, and we do not intend to pay any dividends on our common stock in the foreseeable future. We intend to retain our future earnings, if any, for use in the operation and expansion of our business, payment of our outstanding debt and our stock repurchase program. In addition, our current revolving credit agreement and the indentures and loan agreement governing our other outstanding debt limit the amount we could pay as cash dividends on or for repurchase of our common stock. For additional information surrounding our stock repurchase program, see Note 14, "Stockholders' Equity," to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

**Securities Authorized For Issuance Under Equity Compensation Plans**

See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," for a description of the securities which are authorized for issuance under our equity compensation plans.

**Issuer Purchases of Equity Securities**

| Period | Total Number of Shares Purchased [1] | Average Price Paid Per Share [2] | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [3] (in thousands) |
|---|---|---|---|---|
| October 1, 2025 through October 31, 2025 | 83,495 | $ 216.64 | 83,106 | $ 364,384 |
| November 1, 2025 through November 30, 2025 | 271,567 | 211.78 | 268,069 | 307,609 |
| December 1, 2025 through December 31, 2025 | 251,772 | 235.93 | 246,837 | 249,384 |
| Total | 606,834 | $ 222.47 | 598,012 | |

(1)  Includes 8,822 shares withheld by us from employees to satisfy employee tax obligations upon vesting of restricted shares granted under our long-term equity incentive programs.

(2)  The average price paid per share of common stock repurchased under our stock repurchase program includes commissions paid to brokers.

(3)  As of December 31, 2025, the amount available for repurchase under the existing Board approved share repurchase program was $249.4 million. On February 18, 2026, we announced that the Board had authorized a $350.0 million expansion of our share repurchase program. We have funded and intend to fund repurchases through available cash resources. The stock repurchase program authorizes us to purchase our common stock on the open market, pursuant to pre-set trading plans meeting the requirements of Rule 10b5-1 under the Exchange Act, in privately negotiated transactions periodically in a manner that complies with applicable U.S. securities laws or otherwise. The number of shares purchased and the timing of the purchases has depended and will depend on several factors, including share price, cash required for business plans, trading volume and other conditions. During the three months ended December 31, 2025, 13,761 shares were repurchased under the Rule 10b5-1 plan. We have no obligation to repurchase stock under this program and may suspend or terminate the repurchase program at any time.

# COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN

# AMONG CLEAN HARBORS, INC.,

# NYSE COMPOSITE INDEX, S&P MIDCAP 400 INDEX AND A CUSTOM PEER GROUP

**Performance Graph**

The following performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of the Exchange Act or otherwise subject to the liabilities under the Exchange Act, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph compares the five-year return from investing $100 in each of our common stock, the NYSE Composite Index, the S&P Midcap 400 Index and a custom peer group. We established a custom peer group that closely aligns with the breadth and size of our current operations. This peer group comprises ABM Industries Incorporated, Advanced Drainage Systems, Inc., APi Group Corporation, Chemed Corporation, Darling Ingredients, Inc., Ecolab Inc., EMCOR Group, Inc., Enviri Corporation, GFL Environmental, Inc., Huntsman Corporation, Iron Mountain Incorporated, KBR, Inc, Republic Services, Inc., Rollins, Inc., Tetra Tech, Inc., The Chemours Company, Waste Connections, Inc., and Waste Management, Inc. This peer group is shown in the table below as "Peer Group".

The values illustrated assume reinvestment of dividends on the ex-dividend date and compares relative performance since a particular starting date. In this instance, the starting date was December 31, 2020, when our common stock closed at $76.10 per share. The graph is presented pursuant to SEC rules and is not meant to be an indication of our future performance.



NOTE: Index Data: Copyright Standard and Poor's, Inc. Used with permission. All rights reserved.

**ITEM 6.      RESERVED**

**ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

*You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Form 10-K, including information with respect to our plans, strategies, objectives, expectations and intentions for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this Annual Report on Form 10-K, our actual results could differ materially from the results described in or implied by these forward-looking statements. Please also see the section titled "Disclosure Regarding Forward-Looking Statements."*

*Overview*

We are North America's leading provider of environmental and industrial services supporting our customers in finding environmentally responsible solutions to further their sustainability goals in today's world. Everywhere industry meets the environment, we strive to provide sustainable services and products that protect and restore North America's natural environment. We believe we operate, in the aggregate, the largest number of hazardous waste incinerators, landfills and treatment, storage and disposal facilities, or TSDFs, in North America. We serve over 350,000 customers, including the majority of Fortune 500 companies, across various markets including chemical and manufacturing, as well as numerous government agencies. These customers rely on us to safely deliver a broad range of services including but not limited to end-to-end hazardous waste management, emergency response, industrial cleaning and maintenance and recycling services. We are also a leading provider of parts cleaning and related environmental services to general manufacturing, automotive and commercial customers in North America and the largest re-refiner and recycler of used oil in North America.

Performance of our segments is evaluated on several factors of which the primary financial measure is Adjusted EBITDA, a non-GAAP measure that is reconciled to our GAAP net income and described more fully below. The following is a discussion of how management evaluates our segments in regards to other factors including key performance indicators that management uses to assess the segments' results, as well as certain macroeconomic trends and influences that impact each reportable segment:

- **Environmental Services -** The Environmental Services segment results are driven by customer demand for our wide variety of services, the volume, pricing and mix of waste managed and project work requiring responsible waste handling and disposal. Environmental Services results are also impacted by the demand for planned and unplanned industrial related cleaning and maintenance services at customer sites and environmental cleanup services on a scheduled or emergency basis, including response to large-scale events such as major chemical spills, natural disasters, or other instances where immediate and specialized services are required. The Environmental Services segment results include the Safety-Kleen branches' core environmental service offerings of containerized waste disposal, parts washer and vacuum services. These results are driven by the volumes of waste collected from these customers, the overall number of parts washers placed at customer sites, and the demand for and frequency of other offered services. The results and integration of the acquired operations of HEPACO, which we acquired in March 2024, also impact the overall segment results as we integrated this business into our Field Services operations. In managing the business and evaluating performance, management tracks the volumes and mix of waste handled and disposed of or recycled, generally through our incinerators, TSDFs and landfills; the utilization rates of our incinerators, equipment and workforce, including billable hours and the number of parts washer services performed; and pricing realized by our business and peer companies as well as other key metrics. Levels of activity and ultimate performance associated with this segment can be impacted by several factors including overall North American GDP, U.S. industrial production, economic conditions in the general manufacturing, chemical and automotive markets, including efforts and economic incentives to increase domestic operations, available capacity at waste disposal outlets, demand for industrial cleaning and related industrial services, weather conditions, efficiency of our operations, technology, changing regulations, competition, market pricing of our services, costs incurred to deliver our services and the management of our related operating costs.

- **Safety-Kleen Sustainability Solutions -** The Safety-Kleen Sustainability Solutions, or SKSS, segment results are impacted by our customers' demand for high-quality, environmentally responsible recycled oil products and their demand for our related service and product offerings. SKSS provides collection services for used oil, used oil filters and other automotive related fluids, which allows customers to manage these wastes in a responsible and compliant way while also converting these waste streams into high-quality products for re-use. SKSS offers high-quality recycled base and blended oil products and other automotive and industrial lubricants to end users, including fleet customers, distributors, manufacturers of oil products and industrial plants. Segment results are impacted by market pricing, overall demand and the mix of our oil products sales. Segment results are also predicated on the demand for other SKSS product and service offerings, including collection services for used oil, used oil filters and other automotive fluids. The used oil collected is used as feedstock in our oil re-refining process to produce our base and blended oil products and other hydraulic oils, lubricants and recycled fuel oil or are integrated into our recycling and disposal network. The results and integration of the acquired operations of Noble also impact the overall segment results. In operating the business and evaluating performance, management tracks the volumes of used oil and other waste streams collected and relative percentages of base and blended oil sales along with various pricing metrics associated with the commodity driven margin between product pricing and the overall revenue generation along with related costs. Levels of activity and ultimate performance associated with this segment can be impacted by economic conditions in the manufacturing and automotive services markets, efficiency of our operations, technology, weather conditions, changing regulations, competition and the management of our related operating costs. Overall product pricing as well as revenues generated and/or costs incurred in connection with the collection of used oil and other raw materials associated with the segment's oil-related products can also be volatile and can be impacted by global events and their relative impact on commodity products and pricing. The overall market price of oil and regulations that change the possible usage of used oil or burning of used oil as a fuel, impact the premium the segment can charge for used oil collections.

### *Highlights*

Total direct revenues for 2025 increased 2.4% or $140.9 million to $6,030.8 million, compared with $5,890.0 million in 2024. Our Environmental Services segment direct revenues increased $188.5 million or 3.8% in 2025, compared with 2024, driven by growth in our Technical Services, Safety-Kleen branch core service offerings and Field and Emergency Response services. These increased revenues offset lower contributions from our Industrial Services organization. Direct revenues recorded by our SKSS segment decreased $47.4 million in 2025 compared to 2024 due to lower market-based pricing for both base oil and blended oil products as well as reduced volumes sold. These declines were partially offset by higher revenue from the collection of used oil as pricing for this service increased throughout the year.

Income from operations in 2025 was $673.4 million, compared with $670.2 million in 2024. Depreciation and amortization expense for the year ended December 31, 2025, was $45.1 million higher than the comparable period in 2024, which impacted comparative operating income. Net income for the year ended December 31, 2025, was $391.0 million, a decrease of $11.3 million or 2.8%, compared with net income of $402.3 million for the year ended December 31, 2024.

Adjusted EBITDA, which is the primary financial measure by which we evaluate our operations, was $1,169.9 million in 2025 and $1,116.9 million in 2024, an increase of 4.7% driven by the results of our Environmental Services segment. Additional information regarding Adjusted EBITDA, which is a non-GAAP measure, including a reconciliation of net income to Adjusted EBITDA, appears below under *"Adjusted EBITDA."*

Net cash from operating activities for 2025 was $866.7 million, an increase of $89.0 million from 2024 primarily due to improvement in working capital balances, lower cash paid for taxes and lower environmental expenditures as compared to the prior year. Adjusted free cash flow, which management uses to measure our financial strength and ability to generate cash, was $509.3 million in 2025, which represented a $151.4 million increase over 2024. This increase was due to the reasons noted above impacting cash flow from operating activities and lower spend on property plant and equipment, net of proceeds from the sale and disposal of fixed assets. Additional information regarding adjusted free cash flow, which is a non-GAAP measure, including a reconciliation of net cash from operating activities to adjusted free cash flow, appears below under *"Adjusted Free Cash Flow."*

## Segment Performance

The primary financial measure by which we evaluate the performance of our segments is Adjusted EBITDA. The following table sets forth certain financial information associated with our results of operations for the years ended December 31, 2025, 2024 and 2023 (in thousands, except percentages):

| | Summary of Operations | | | | | | |
|---|---|---|---|---|---|---|---|
| | For the years ended December 31, | | | 2025 over 2024 | | 2024 over 2023 | |
| | 2025 | 2024 | 2023 | Change | % Change | Change | % Change |
| **Direct Revenues[1]:** | | | | | | | |
| Environmental Services | $5,193,290 | $5,004,747 | $4,511,442 | $ 188,543 | 3.8% | $ 493,305 | 10.9% |
| Safety-Kleen Sustainability Solutions | 837,361 | 884,798 | 897,263 | (47,437) | (5.4) | (12,465) | (1.4) |
| Corporate | 186 | 407 | 447 | (221) | N/M | (40) | N/M |
| **Total** | **6,030,837** | **5,889,952** | **5,409,152** | **140,885** | 2.4 | **480,800** | 8.9 |
| **Cost of Revenues[2]:** | | | | | | | |
| Environmental Services | 3,461,985 | 3,366,022 | 3,063,043 | 95,963 | 2.9 | 302,979 | 9.9 |
| Safety-Kleen Sustainability Solutions | 626,918 | 659,217 | 646,301 | (32,299) | (4.9) | 12,916 | 2.0 |
| Corporate | 55,696 | 36,131 | 36,780 | 19,565 | N/M | (649) | N/M |
| **Total** | **4,144,599** | **4,061,370** | **3,746,124** | **83,229** | 2.0 | **315,246** | 8.4 |
| **Selling, General and Administrative Expenses[3]:** | | | | | | | |
| Environmental Services | 387,529 | 371,263 | 346,791 | 16,266 | 4.4 | 24,472 | 7.1 |
| Safety-Kleen Sustainability Solutions | 72,989 | 78,575 | 78,089 | (5,586) | (7.1) | 486 | 0.6 |
| Corporate | 255,781 | 261,810 | 225,578 | (6,029) | (2.3) | 36,232 | 16.1 |
| **Total** | **716,299** | **711,648** | **650,458** | **4,651** | 0.7 | **61,190** | 9.4 |
| **Adjusted EBITDA:** | | | | | | | |
| Environmental Services | 1,343,776 | 1,267,462 | 1,101,608 | 76,314 | 6.0 | 165,854 | 15.1 |
| Safety-Kleen Sustainability Solutions | 137,454 | 147,006 | 172,873 | (9,552) | (6.5) | (25,867) | (15.0) |
| Corporate | (311,291) | (297,534) | (261,911) | (13,757) | (4.6) | (35,623) | (13.6) |
| **Total** | **$1,169,939** | **$1,116,934** | **$1,012,570** | **$ 53,005** | 4.7% | **$ 104,364** | 10.3% |
| **Adjusted EBITDA as a % of Direct Revenues:** | | | | | | | |
| Environmental Services[4] | 25.9 % | 25.3 % | 24.4 % | 0.6 % | | 0.9 % | |
| Safety-Kleen Sustainability Solutions[4] | 16.4 % | 16.6 % | 19.3 % | (0.2)% | | (2.7)% | |
| Corporate[5] | (5.2)% | (5.1)% | (4.8)% | (0.1)% | | (0.3)% | |
| **Total** | **19.4 %** | **19.0 %** | **18.7 %** | **0.4 %** | | **0.3 %** | |

N/M = not meaningful

(1) Direct revenue is revenue allocated to the segment performing the provided service or selling the product.

(2) Cost of revenues is shown exclusive of (i) accretion of environmental liabilities and (ii) depreciation and amortization which are presented separately on the Consolidated Statements of Operations. Additionally, in 2024, cost of revenue is shown exclusive of $4.3 million of Kimball startup costs which are presented in Cost of Revenue on the Company's Consolidated Statements of Operations but are not included in the Company's measurement of Adjusted EBITDA. See ***Adjusted EBITDA*** section below for a reconciliation of net income to Adjusted EBITDA.

(3) Selling, general and administrative or SG&A expenses is shown exclusive of stock-based compensation which is presented in SG&A expenses on our Consolidated Statements of Operations, but is not included in our measurement of Adjusted EBITDA. Additionally, in 2025, SG&A expenses are shown exclusive of $3.5 million of third-party transaction related costs, which are presented in SG&A expenses on our Consolidated Statements of Operations but are not included in our measurement of Adjusted EBITDA. See ***Adjusted EBITDA*** section below for a reconciliation of net income to Adjusted EBITDA.

(4) Calculated as a percentage of individual segment direct revenue.

(5) Calculated as a percentage of our total revenue.

*Direct Revenues*

There are many factors that can impact our revenues including, but not limited to, overall levels of industrial activity and economic growth in North America; competitive industry pricing; overall market incineration capacity including captive incineration closures; changes in the regulatory environment including those related to per- and polyfluoroalkyl substances, or PFAS; impacts of acquisitions and divestitures; the level of emergency response services; government infrastructure investment; reshoring of domestic manufacturing; existence or non-existence of large scale environmental waste and remediation projects; weather related events; the number of parts washers placed at customer sites; miles driven and related lubricant demand; base and blended oil pricing; market supply for base oil products; market changes relative to the collection of used oil and foreign currency fluctuations. In addition, customer efforts to minimize hazardous waste and regulatory changes in can impact our revenues.

*Environmental Services*

| | For the years ended December 31, | | | 2025 over 2024 | | 2024 over 2023 | |
|---|---|---|---|---|---|---|---|
| (in thousands, except percentages) | 2025 | 2024 | 2023 | Change | % Change | Change | % Change |
| Direct revenues | $5,193,290 | $5,004,747 | $4,511,442 | $ 188,543 | 3.8 % | $ 493,305 | 10.9 % |

Environmental Services direct revenues for the year ended December 31, 2025, increased $188.5 million from the comparable period in 2024. Technical services revenue increased $126.2 million with contributions across our portfolio of waste disposal services, including stronger volumes at our incinerator and landfill facilities, higher revenues from waste and remediation projects and greater pricing of services provided. On a comparative basis and excluding the impacts of the new incinerator in Kimball, Nebraska, which is not expected to be running at full utilization until the end of 2026, utilization at our incinerators was 89% for the year ended December 31, 2025, as compared to 88% in the same period in 2024. Including the new Kimball incinerator, utilization at our incinerators was 85% for the year ended December 31, 2025. Revenue from our Safety-Kleen branches' core service offerings increased $67.3 million, primarily driven by improved pricing, and to a lesser extent, volume, for our containerized waste, vacuum and parts washer services. Field and emergency response services revenues increased $42.2 million from 2024 primarily driven by incremental revenue from the acquisition of HEPACO. Revenue from our industrial services operations decreased $49.6 million due to lower turnaround activity and related high-value services compared to 2024.

Environmental Services direct revenues for the year ended December 31, 2024, increased $493.3 million from the comparable period in 2023 driven by incremental revenues from legacy operations combined with acquisitive growth. Field and emergency response service revenues increased $285.2 million from 2023 driven by approximately $220.4 million of incremental revenue from the acquisition of HEPACO, as well as contributions from legacy operations. Technical services revenue increased $169.7 million with contributions across our portfolio of waste disposal services driven by favorable volumes of waste disposed, most notably in our incinerators and TSDFs, and favorable pricing. Utilization at our incinerators for 2024 was 88% as compared to 84% in 2023. Revenue from our Safety-Kleen branches' core service offerings increased $76.9 million as both pricing and demand increased for our containerized waste, vacuum and parts washer services. Revenue from our industrial services operations declined $41.4 million due to lower turnaround activity and related high-value services compared to 2023.

*Safety-Kleen Sustainability Solutions*

| | For the years ended December 31, | | | 2025 over 2024 | | 2024 over 2023 | |
|---|---|---|---|---|---|---|---|
| (in thousands, except percentages) | 2025 | 2024 | 2023 | Change | % Change | Change | % Change |
| Direct revenues | $ 837,361 | $ 884,798 | $ 897,263 | $ (47,437) | (5.4)% | $ (12,465) | (1.4)% |

SKSS direct revenues for the year ended December 31, 2025 decreased $47.4 million from the comparable period in 2024 largely due to revenues from base oil, which decreased $68.1 million driven by lower pricing and, to a lesser extent, lower volumes sold. Blended oil sales decreased $34.8 million, driven by lower volumes sold and, to a lesser extent, lower pricing. Revenues from contract packaging services decreased $13.2 million in the year ended December 31, 2025, compared to the prior year. These decreases were partially offset by a $43.5 million increase in revenue from the collection of used oil as we increased pricing for these waste oil collection services throughout 2025. Additionally, revenues from the sale of vacuum gas oil and specialty refinery products increased $18.1 million, primarily driven by the incremental contributions of the acquired Noble operations.

SKSS direct revenues for the year ended December 31, 2024, decreased $12.5 million from the comparable period in 2023 largely due to a reduction in revenues from base oil and blended oil sales of $33.5 million and $17.8 million, respectively, driven by lower pricing and, to a lesser extent, lower volumes sold. Revenues from contract packaging services decreased $11.1 million and revenues generated from the sale of other products decreased $5.3 million compared with the prior year. Revenues from the sale of vacuum gas oil and specialty refinery products increased $46.8 million as the revenues generated from the Noble operations, acquired in March 2024, more than offset decreases in these product sales from the legacy business. Overall, the operations of Noble added approximately $70 million of direct revenues to the SKSS segment in 2024, the majority coming from the sale of vacuum gas oil and specialty refinery products. Revenues from the collection of used oil also increased $5.7 million.

### Cost of Revenues

We believe that management of operating costs is vital to our ability to remain price competitive. We continue to experience inflationary pressures across several cost categories, but most notably related to internal and external labor, healthcare, transportation, maintenance and energy-related costs. We are also subject to uncertainties and cost increases due to the changing regulatory landscape, including trade restrictions and tariffs. We aim to manage these increases through constant cost monitoring and a focus on cost savings areas, including lowering employee turnover, as well as our overall customer pricing strategies designed to offset the inflationary impacts on our margins.

We continue to upgrade the quality and efficiency of our services through the development of new technology and continued modifications and expansion at our facilities while also leveraging certain fixed costs of our operating infrastructure. We invest in new business opportunities and aggressively implement strategic sourcing and logistics solutions, while also continuing to optimize our workforce and operating structure in an effort to manage our operating margins.

*Environmental Services*

| (in thousands, except percentages) | For the years ended December 31, | | | 2025 over 2024 | | 2024 over 2023 | |
| | 2025 | 2024 | 2023 | Change | % Change | Change | % Change |
|---|---|---|---|---|---|---|---|
| Cost of revenues | $3,461,985 | $3,366,022 | $3,063,043 | $ 95,963 | 2.9 % | $302,979 | 9.9 % |
| As a % of Direct revenues | 66.7 % | 67.3 % | 67.9 % | (0.6)% | | (0.6)% | |

Environmental Services cost of revenues for the year ended December 31, 2025 increased $96.0 million from the comparable period in 2024, while improving as a percentage of revenues due to better leverage of our costs and higher revenues. Commensurate with the revenue growth in the business and the acquisition of HEPACO, labor and benefits costs increased $35.6 million, transportation, vehicle and fuel costs increased $27.0 million and equipment and supply costs increased $11.3 million in 2025 as compared to 2024. The remaining cost increase was spread across various cost categories and was driven by the incremental operations of the HEPACO acquisition. Overall, several cost categories decreased as a percentage of revenues, which reflected better cost leverage across the network and improving operating margins.

Environmental Services cost of revenues for the year ended December 31, 2024 increased $303.0 million from the comparable period in 2023, while improving as a percentage of revenues. Overall, labor and benefit related costs increased $170.3 million, equipment and supply costs increased $95.2 million and external transportation, vehicle, and fuel costs increased $24.6 million in 2024 as compared to 2023. These cost increases were generally in line with the revenue growth in the business and the addition of the acquired operations in 2024. However, better leverage of our costs and increases in revenues further improved our cost efficiency as a percentage of revenues.

*Safety-Kleen Sustainability Solutions*

| (in thousands, except percentages) | For the years ended December 31, | | | 2025 over 2024 | | 2024 over 2023 | |
| | 2025 | 2024 | 2023 | Change | % Change | Change | % Change |
|---|---|---|---|---|---|---|---|
| Cost of revenues | $ 626,918 | $ 659,217 | $ 646,301 | $(32,299) | (4.9)% | $ 12,916 | 2.0 % |
| As a % of Direct revenues | 74.9 % | 74.5 % | 72.0 % | 0.4 % | | 2.5 % | |

SKSS cost of revenues for the year ended December 31, 2025 decreased $32.3 million from 2024 and remained relatively consistent as a percentage of revenues. The overall cost decrease was driven by the lower sales volumes, discussed above, lower acquisition costs of used oil feedstock and a $5.7 million decrease in labor costs due to strategic headcount management actions implemented in 2025. These decreases were partially offset by incremental expenses from the Noble acquisition.

SKSS cost of revenues for the year ended December 31, 2024, increased $12.9 million from 2023 and as a percentage of revenues, these costs increased 2.5%. The cost increase was due to additional expenses from the Noble operations, which were partially offset by reduced costs resulting from the lower revenue volumes noted above. Total cost of revenues as a percentage of direct revenues increased primarily due to the market related pricing decreases discussed in *"Direct Revenue"* above, higher cost per gallon of base oil products sold and the overall mix of products and services sold during 2024 as compared to the prior year.

*Selling, General and Administrative Expenses*

We aim to manage our SG&A expenses in line with the overall performance of our segments and corresponding revenue levels. This is achieved through enhanced technology, process improvements and strategic expense management. Expanding our support functions globally has led to both profitability and productivity improvements. We believe our ability to properly align these costs with business performance is reflective of our strong management of the businesses and further promotes our ability to remain competitive in the marketplace.

The SG&A expenses below exclude stock-based compensation expense, which is presented in SG&A on our Consolidated Statement of Operations, but is not included in our measurement of Adjusted EBITDA. For a discussion on significant changes in consolidated stock-based compensation expense, please refer to the separate section below.

*Environmental Services*

| (in thousands, except percentages) | For the years ended December 31, | | | 2025 over 2024 | | 2024 over 2023 | |
| | 2025 | 2024 | 2023 | Change | % Change | Change | % Change |
|---|---|---|---|---|---|---|---|
| SG&A expenses | $387,529 | $371,263 | $346,791 | $ 16,266 | 4.4 % | $ 24,472 | 7.1 % |
| As a % of Direct revenues | 7.5 % | 7.4 % | 7.7 % | 0.1 % | | (0.3)% | |

Environmental Services SG&A expenses for the year ended December 31, 2025, increased $16.3 million from the comparable period in 2024 and remained relatively consistent as a percentage of revenues. Overall, labor and benefits related costs, including higher employee healthcare costs and incremental costs from the acquired HEPACO operations, increased $27.1 million compared to the same period in 2024. The results of the year ended December 31, 2025, include the impact of reducing the estimated costs to remediate a site by approximately $10 million in the first quarter of 2025 to reflect our conclusion that loss was no longer probable based on the evaluation of available evidence.

Environmental Services SG&A expenses for the year ended December 31, 2024, increased $24.5 million from the comparable period in 2023, and slightly improved as a percentage of revenues by maintaining leverage of our SG&A base in the midst of the revenue growth discussed above. Overall, labor and benefit related costs increased $13.2 million primarily driven by additional costs from the HEPACO operations. The remaining increases were spread across various cost categories and were driven by overall growth in the segment results.

*Safety-Kleen Sustainability Solutions*

| (in thousands, except percentages) | For the years ended December 31, | | | 2025 over 2024 | | 2024 over 2023 | |
| | 2025 | 2024 | 2023 | Change | % Change | Change | % Change |
|---|---|---|---|---|---|---|---|
| SG&A expenses | $ 72,989 | $ 78,575 | $ 78,089 | $ (5,586) | (7.1)% | $ 486 | 0.6 % |
| As a % of Direct revenues | 8.7 % | 8.9 % | 8.7 % | (0.2)% | | 0.2 % | |

SKSS SG&A expenses for the year ended December 31, 2025, decreased $5.6 million and remained relatively consistent as a percentage of revenues. The overall reduction was driven primarily by cost reduction initiatives that were executed late in 2024 and strategic headcount management actions implemented in 2025. These actions resulted in a reduction of labor and benefits related costs of $3.7 million.

SKSS SG&A expenses for the year ended December 31, 2024, remained relatively consistent with the comparable period in 2023 both in dollar amount and as a percentage of revenues.

*Corporate*

| (in thousands, except percentages) | For the years ended December 31, | | | 2025 over 2024 | | 2024 over 2023 | |
| | 2025 | 2024 | 2023 | Change | % Change | Change | % Change |
|---|---|---|---|---|---|---|---|
| SG&A expenses | $ 255,781 | $ 261,810 | $ 225,578 | $(6,029) | (2.3)% | $36,232 | 16.1 % |
| As a % of Total Company Direct revenues | 4.2 % | 4.4 % | 4.2 % | (0.2)% | | 0.2 % | |

We manage our Corporate SG&A expenses commensurate with the overall total company performance and direct revenue levels. As a percentage of our total revenues, these costs remained relatively consistent in 2025, 2024 and 2023.

In total, Corporate SG&A expenses decreased by $6.0 million in 2025. Throughout 2025 we executed several cost management actions in order to reduce the impact of inflation on Corporate SG&A expenses including strategic headcount management actions and expanding the leverage of our Global Capability Center in India. The overall reduction in Corporate SG&A costs was largely attributable to a $8.2 million decrease in environmental and legal reserve costs, as the prior year included elevated costs from revised estimates to remediate a Superfund site. Also, severance and integration related expenses for the year ended December 31, 2025 were $4.1 million, a decrease of $7.3 million year-over-year. These reductions were partially offset by a $1.7 million increase in IT costs.

Corporate SG&A expenses increased by $36.2 million in 2024; however, as noted above, these costs remained relatively consistent as a percentage of revenues. In general, the overall cost increase included a $29.4 million increase in labor and benefit related expenses predominately driven by incremental headcount from the operations acquired during 2024. Additionally, IT costs increased by $5.1 million. Severance and integration related costs increased $4.9 million to a total of $14.3 million in 2024.

*Adjusted EBITDA*

Management considers Adjusted EBITDA to be a measurement of performance that provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or other measurements under GAAP. As reflected in the reconciliation below, we define Adjusted EBITDA as net income plus accretion of environmental liabilities, stock-based compensation, depreciation and amortization, net other expense, net interest expense and provision for income taxes. Adjusted EBITDA also excludes impacts from certain transactions that are not deemed representative of fundamental segment results. Adjusted EBITDA is not calculated identically by all companies, and therefore our measurements of Adjusted EBITDA, while defined consistently and in accordance with our existing credit agreement, may not be comparable to similarly titled measures reported by other companies.

We use Adjusted EBITDA to enhance our understanding of our operating performance, which represents our views concerning our performance in the ordinary, ongoing and customary course of our operations. We historically have found it helpful, and believe that investors have found it helpful, to consider an operating measure that excludes certain expenses relating to transactions not reflective of our core operations.

The information about our operating performance provided by Adjusted EBITDA is used by our management for a variety of purposes. We regularly communicate Adjusted EBITDA results to our lenders since our loan covenants are based upon levels of Adjusted EBITDA achieved and to our Board of Directors, and we discuss with the Board our interpretation of such results. We also compare our Adjusted EBITDA performance against internal targets as a key factor in determining cash and equity bonus compensation for executives and other employees, largely because we believe that this measure is indicative of how the fundamental business is performing and being managed.

We also provide information relating to our Adjusted EBITDA so that analysts, investors and other interested persons have the same data that we use to assess our core operating performance. We believe that Adjusted EBITDA should be viewed only as a supplement to the GAAP financial information. We also believe, however, that providing this information in addition to, and together with, GAAP financial information provides a better understanding of our core operating performance and how management evaluates and measures our performance.

The following is a reconciliation of net income to Adjusted EBITDA for the following years (in thousands, except percentages):

| | For the years ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Net income | $ 390,974 | $ 402,299 | $ 377,856 |
| Accretion of environmental liabilities | 14,326 | 13,456 | 13,667 |
| Stock-based compensation | 32,702 | 27,981 | 20,703 |
| Depreciation and amortization | 446,006 | 400,922 | 365,761 |
| Third-party transaction related costs | 3,533 | — | — |
| Kimball startup costs | — | 4,343 | — |
| Other (income) expense, net | (5,200) | 1,454 | (2,315) |
| Loss on early extinguishment of debt | 8,277 | 371 | 2,880 |
| Gain on sale of businesses | (776) | — | — |
| Interest expense, net of interest income | 143,104 | 134,964 | 108,595 |
| Provision for income taxes | 136,993 | 131,144 | 125,423 |
| Adjusted EBITDA | $ 1,169,939 | $ 1,116,934 | $ 1,012,570 |
| As a % of Direct revenues | 19.4 % | 19.0 % | 18.7 % |

### Stock-based Compensation

| (in thousands, except percentages) | For the years ended December 31, | | | 2025 over 2024 | | 2024 over 2023 | |
|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | 2023 | Change | % Change | Change | % Change |
| Stock-based compensation | $ 32,702 | $ 27,981 | $ 20,703 | $ 4,721 | 16.9 % | $ 7,278 | 35.2 % |

Stock-based compensation for the year ended December 31, 2025 increased $4.7 million from the comparable period in 2024. This increase was driven by higher expenses related to the probable future achievement of performance metrics as well as incremental expense related to our Employee Stock Purchase Plan, or ESPP.

Stock-based compensation for the year ended December 31, 2024, increased $7.3 million from the comparable period in 2023. This increase was driven by stock price appreciation and higher expenses related to the achievement of performance metrics in 2024.

### Depreciation and Amortization

| (in thousands, except percentages) | For the years ended December 31, | | | 2025 over 2024 | | 2024 over 2023 | |
|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | 2023 | Change | % Change | Change | % Change |
| Depreciation of fixed assets and amortization of landfills and finance leases | $ 392,073 | $ 346,536 | $ 315,499 | $ 45,537 | 13.1 % | $ 31,037 | 9.8 % |
| Permits and other intangibles amortization | 53,933 | 54,386 | 50,262 | (453) | (0.8) | 4,124 | 8.2 |
| Total depreciation and amortization | $ 446,006 | $ 400,922 | $ 365,761 | $ 45,084 | 11.2 % | $ 35,161 | 9.6 % |

Depreciation and amortization for the year ended December 31, 2025 increased $45.1 million from the comparable period in 2024 due to depreciation of fixed assets and amortization of intangible assets acquired from the March 2024 HEPACO and Noble acquisitions; depreciation for the new Kimball incinerator, which was placed in service in December 2024; incremental assets placed in service to support the growth of the business and higher finance lease amortization.

Depreciation and amortization for the year ended December 31, 2024, increased $35.2 million from the comparable period in 2023 due to incremental depreciation and amortization associated with the March 2024 HEPACO and Noble acquisitions, as well as incremental finance lease amortization.

### Other Income (Expense), net

| (in thousands, except percentages) | For the years ended December 31, | | | 2025 over 2024 | | 2024 over 2023 | |
|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | 2023 | Change | % Change | Change | % Change |
| Other income (expense), net | $ 5,200 | $ (1,454) | $ 2,315 | $ 6,654 | (457.6)% | $ (3,769) | (162.8)% |

The change in other income (expense) over the periods is due to recognized gains and losses on the sale or disposal of fixed assets driven by the sales price and net book value of assets sold in each period.

### Loss on Early Extinguishment of Debt

| (in thousands, except percentages) | For the years ended December 31, | | | 2025 over 2024 | | 2024 over 2023 | |
|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | 2023 | Change | % Change | Change | % Change |
| Loss on early extinguishment of debt | $ (8,277) | $ (371) | $ (2,880) | $ (7,906) | 2,131.0 % | $ 2,509 | (87.1)% |

The increase in the loss on early extinguishment of debt for the year ended December 31, 2025 was due to the loss recognized for the refinancing of our Term Loan debt due in 2028 and our Senior Notes due in 2027, which occurred in the fourth quarter of 2025. We also recognized small losses driven by the repricing of certain of our debt in 2024 and a $2.9 million loss on the repayment of a portion of our outstanding debt in 2023. For additional information regarding our current portfolio of long-term debt and related significant activity, see Note 11, "Financing Arrangements," to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

*Interest Expense, Net of Interest Income*

| (in thousands, except percentages) | For the years ended December 31, | | | 2025 over 2024 | | 2024 over 2023 | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | 2025 | 2024 | 2023 | Change | % Change | Change | % Change |
| Interest expense, net of interest income | $ 143,104 | $ 134,964 | $ 108,595 | $ 8,140 | 6.0 % | $ 26,369 | 24.3 % |

Interest expense, net of interest income for the year ended December 31, 2025 increased by $8.1 million from the comparable period in 2024. This increase was primarily driven by lower capitalized interest in the year ended December 31, 2025 compared to 2024 as we finished our long term construction of the new Kimball incinerator in late 2024. Interest expense on our outstanding debt instruments was relatively consistent for the year ended December 31, 2025 compared to 2024. The effective interest rates on our long-term debt for the years ended December 31, 2025 and December 31, 2024 were 5.24% and 5.40%, respectively. Overall, interest expense was partially offset by a $6.3 million increase in interest income, generally on our cash balances, in the year ended December 31, 2025 compared to the year ended December 31, 2024.

Interest expense, net of interest income for the year ended December 31, 2024 increased by $26.4 million from the comparable period in 2023. During the year ended December 31, 2023, interest expense, net of interest income included a benefit from settling certain interest rate swaps in January 2023. Absent this benefit, interest expense, net of interest income increased $18.1 million due to higher levels of outstanding debt as a result of the 2024 Incremental Term Loans entered into on March 22, 2024 in connection with completed acquisitions, partially offset by a $7.5 million increase in interest income, generally on our cash investments, for the year ended December 31, 2024. The effective interest rates on our long-term debt for the years ended December 31, 2024 and December 31, 2023 were 5.40% and 5.19%, respectively.

As of December 31, 2025, the effective rate on our debt was approximately 5.32% given the current interest rate environment and our portfolio of long-term debt and related interest rate swaps. For additional information regarding our current portfolio of long-term debt, see Note 11, "Financing Arrangements," to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

*Provision for Income Taxes*

| (in thousands, except percentages) | For the years ended December 31, | | | 2025 over 2024 | | 2024 over 2023 | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | 2025 | 2024 | 2023 | Change | % Change | Change | % Change |
| Provision for income taxes | $136,993 | $131,144 | $125,423 | $ 5,849 | 4.5 % | $ 5,721 | 4.6% |
| Effective tax rate | 25.9 % | 24.6 % | 24.9 % | 1.3 % | | (0.3)% | |

For the year ended December 31, 2025, the provision for income taxes increased $5.8 million from the comparable period in 2024. The effective tax rate for 2025 was 25.9%, which was higher than the 2024 effective tax rate of 24.6%. The increase in the effective tax rate is primarily attributable to the benefit associated with the revaluation of state deferred taxes recorded in the prior year.

For the year ended December 31, 2024, the provision for income taxes increased $5.7 million from the comparable period in 2023 driven by the increase in pre-tax income. The effective tax rate remained relatively consistent.

**Liquidity and Capital Resources**

We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. Our primary ongoing cash requirements will be to fund operations, capital expenditures, interest payments and investments in line with our business strategy as of the date of this Annual Report on Form 10-K. We believe our future operating cash flows will be sufficient to meet our future operating and internal investing cash needs. We monitor our actual needs and forecasted cash flows, our liquidity and our capital resources, enabling us to plan our present needs and fund items that may arise during the year as a result of changing business conditions or opportunities. Furthermore, our existing cash balance and the availability of additional borrowings under our revolving credit facility provide additional potential sources of liquidity should they be required.

*Summary of Cash Flow Activity*

| (in thousands) | For the years ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Net cash from operating activities | $ 866,725 | $ 777,771 | $ 734,552 |
| Net cash used in investing activities | (425,786) | (903,674) | (575,050) |
| Net cash (used in) from financing activities | (309,342) | 377,032 | (208,891) |

*Net cash from operating activities*

Net cash from operating activities for the year ended December 31, 2025 was $866.7 million as compared to $777.8 million for year ended December 31, 2024. This $89.0 million increase in operating cash flows was primarily due to improvement in working capital balances, specifically higher collections of accounts receivable, as compared to the prior year period, lower cash paid for taxes and lower environmental expenditures.

Net cash from operating activities for the year ended December 31, 2024 was $777.8 million, as compared to $734.6 million for the year ended December 31, 2023. This $43.2 million increase in operating cash flows was attributable to higher operating income and lower cash paid for environmental expenditures which was partially offset by higher cash paid for interest and working capital balances.

*Net cash used in investing activities*

Net cash used in investing activities for the year ended December 31, 2025 was $425.8 million, a decrease of $477.9 million compared to the year ended December 31, 2024. In the year ended December 31, 2024 we paid $478.0 million for acquisitions, primarily the acquisition of HEPACO and Noble. Amounts spent on additions to property, plant and equipment, net of proceeds from the sale and disposal of fixed assets decreased $19.8 million, mainly due to the completion of our new Kimball incinerator in 2024. A $23.1 million net purchase of marketable securities in 2025 as compared to a $6.3 million net sale of marketable securities in 2024 partially offset the changes discussed above.

Net cash used in investing activities for the year ended December 31, 2024, was $903.7 million, an increase of $328.6 million compared to the year ended December 31, 2023. Cash used for acquisitions increased $358.4 million, primarily because we invested more capital in the 2024 acquisitions of HEPACO and Noble compared to the amount spent on acquiring Thompson Industrial in 2023. A $6.3 million net sale of marketable securities in 2024 as compared to a $40.9 million net purchase of marketable securities in 2023 partially offset the additional cash spent on acquisitions. Amounts spent on additions to property, plant and equipment, net of proceeds from the sale and disposal of fixed assets, increased $10.5 million, largely driven by notable project spend including $15.9 million spent on the Baltimore, Maryland, facility partially offset by lower spend on the Kimball incinerator. Construction on the Kimball incinerator began in 2021 and the project was completed in the fourth quarter of 2024.

*Net cash (used in) from financing activities*

Net cash used in financing activities for the year ended December 31, 2025, was $309.3 million as compared to net cash from financing activities of $377.0 million for the year ended December 31, 2024. For the year ended December 31, 2025 we repurchased $250.0 million of common stock as compared to $55.2 million in 2024, an increase of $194.8 million. Debt transactions, including deferred financing costs paid and principal payments, resulted in a net cash outflow of $21.1 million in 2025 related to the refinancing of certain of our debt facilities. In 2024, debt transactions resulted in net debt proceeds of $475.3 million, reflecting the $500.0 million of incremental debt we raised to fund acquisitions completed during the period. For more information on the debt transactions during 2025 and 2024 refer to Note 11, "Financing Arrangements" to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K. Additionally, we received $4.1 million of incremental proceeds from the issuance of shares under our ESPP in 2025, compared to 2024.

Net cash from financing activities for the year ended December 31, 2024, was $377.0 million, compared to net cash used in financing activities of $208.9 million for the year ended December 31, 2023. The primary driver of this change was the incurrence of additional term loans, net of discount, of $499.4 million in 2024. This debt issuance, along with the principal repayments during 2024, resulted in a net cash inflow of $484.3 million in 2024 as compared to a net debt repayment of $124.0 million in 2023. For more information on the debt transactions during 2024 and 2023 refer to Note 11, "Financing Arrangements" to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K. Additionally, we paid $14.9 million more in principal payments on finance leases in 2024 as compared to 2023.

### Adjusted Free Cash Flow

Management considers adjusted free cash flow, a non-GAAP measure, to be a measure of liquidity that provides useful information to management, creditors and investors about our financial strength and our ability to generate cash. Additionally, adjusted free cash flow is a metric on which a portion of management incentive compensation is based. We define adjusted free cash flow as net cash from operating activities, less additions to property, plant and equipment, plus proceeds from sales or disposals of fixed assets. When necessary, management adjusts for the cash impact of items derived from transactions not deemed representative of operating results. Additionally, adjusted free cash flow excludes significant strategic growth investments, as they are not indicative of free cash flow generation for the current period. For 2025, these significant strategic growth investments include the early stages of construction of the SDA unit adjacent to our East Chicago, Indiana re-refinery and the build out of a hub facility in Phoenix, Arizona, which we refer to as our Phoenix Hub. The amounts spent on these projects in 2025 are described below, from which we expect to realize future long-term benefits. Adjusted free cash flow should not be considered an alternative to net cash from operating activities or other measurements under GAAP. Adjusted free cash flow is not calculated identically by all companies, and therefore our measurements of adjusted free cash flow may not be comparable to similarly titled measures reported by other companies.

The following is a reconciliation from net cash from operating activities to adjusted free cash flow for the following periods (in thousands):

| | For the years ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Net cash from operating activities | $ 866,725 | $ 777,771 | $ 734,552 |
| Additions to property, plant and equipment | (424,918) | (432,241) | (422,300) |
| Cash investment in strategic growth projects[1] | 43,326 | — | — |
| Third-party transaction related costs | 2,614 | — | — |
| Kimball startup costs | — | 3,253 | — |
| Proceeds from sale and disposal of fixed assets | 21,568 | 9,099 | 9,650 |
| Adjusted free cash flow | $ 509,315 | $ 357,882 | $ 321,902 |

_____

(1) Includes $30.4 million capital investment in the SDA unit and $13.0 million capital investment in the Phoenix Hub.

### Summary of Capital Resources

At December 31, 2025, cash and cash equivalents and marketable securities totaled $953.7 million, compared to $789.8 million at December 31, 2024. At December 31, 2025, cash and cash equivalents held by our Canadian subsidiaries totaled $229.9 million. The cash and cash equivalents and marketable securities balance for our U.S. operations was $723.8 million at December 31, 2025. Our U.S. operations had net operating cash inflows of $728.8 million for the year ended December 31, 2025.

We also maintain a $600.0 million revolving credit facility, of which, as of December 31, 2025, $453.5 million was available to borrow under the facility, with letters of credit of $146.5 million outstanding.

### Material Capital Requirements

#### Capital Expenditures

In 2025, our capital expenditures, net of disposals, were $403.4 million including the strategic growth investments outlined in the table below. We anticipate that 2026 capital spending, net of disposals, will be in the range of $450.0 million to $510.0 million. This range also includes the strategic growth investment spend in 2026 outlined in the table below.

The following table summarizes our key strategic growth investments (amounts in millions):

| | 2025 Expenditures | 2026 Expected Expenditures | Expected Full Project Cost | Expected Completion Date |
| --- | --- | --- | --- | --- |
| Phoenix Hub | $13.0 | $— | $13 | 2025 |
| SDA unit | 30.4 | 85 | 210 - 220 | 2028 |
| Fleet growth project | — | 25 | 50 | 2026/2027 |

The three strategic growth investments outlined in the table above are considered projects from which we expect to realize future long-term benefits once placed in service. These are incremental to the capital expenditures needed to maintain current operations.

We anticipate that this 2026 capital spending and future spending for key strategic growth investments will be funded by cash from our operations. Unanticipated changes in environmental regulations could require us to make significant capital expenditures for our facilities and adversely affect our results of operations and cash flow.

*Proposed Acquisition*

On February 17, 2026, we signed a purchase agreement to acquire certain environmental businesses of Depot Connect International for an all-cash purchase price of approximately $130.0 million, subject to customary closing adjustments. We intend to fund this acquisition with available cash.

*Financing Arrangements*

As of December 31, 2025, our financing arrangements included (i) $1,260.0 million of secured senior term loans due 2032, (ii) $300.0 million of 5.125% unsecured senior notes due 2029, (iii) $500.0 million of 6.375% unsecured senior notes due 2031 and (iv) $745.0 million of 5.750% unsecured senior notes due 2033. As noted above, we also maintain our $600.0 million revolving credit facility with no amounts owed as of December 31, 2025.

The material terms of these arrangements are discussed further in Note 11, "Financing Arrangements," to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K. In 2026, we expect to pay $12.6 million in principal payments on the secured senior term loans and approximately $146 million in interest payments on the entire portfolio of financing arrangements, assuming the current variable rate remains consistent throughout 2026. We expect that future payments of interest will continue to be funded through cash flows from operations and any principal payments will either be funded through available cash from operations or through available financing alternatives. We will continue to monitor our debt instruments and evaluate opportunities where it may be beneficial to refinance or reallocate the portfolio.

As of December 31, 2025, we were in compliance with the covenants of all of our debt agreements, and we believe we will continue to meet such covenants.

*Environmental Liabilities*

| (in thousands) | As of December 31, | | 2025 over 2024 | |
| --- | --- | --- | --- | --- |
| | 2025 | 2024 | Change | % Change |
| Closure and post-closure liabilities | $ 135,328 | $ 129,788 | $ 5,540 | 4.3 % |
| Remedial liabilities | 95,369 | 111,745 | (16,376) | (14.7)% |
| Total environmental liabilities | $ 230,697 | $ 241,533 | $ (10,836) | (4.5)% |

Total environmental liabilities as of December 31, 2025, were $230.7 million, a decrease of $10.8 million compared to December 31, 2024. This decrease was primarily due to expenditures of $16.1 million made during 2025 and a $13.6 million decrease in environmental liability estimates. The reductions in environmental liability estimates were primarily driven by a decrease of approximately $10 million in the remedial liability for a site where we concluded that loss was no longer probable based on evaluation of available evidence. These decreases were partially offset by annual accretion of $14.3 million and new environmental liabilities of $4.2 million, including measurement period adjustments from prior acquisitions.

We anticipate our environmental liabilities, substantially all of which we assumed in connection with our acquisitions, will be payable over many years and that cash flow from operations will generally be sufficient to fund the payment of such liabilities when required. We have included a schedule of our expected payments as of December 31, 2025, in Note 9, "Closure and Post-closure Liabilities" and Note 10, "Remedial Liabilities," to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Events not anticipated (such as future changes in environmental laws and regulations) could require that payments to satisfy our environmental liabilities be made earlier or in greater amounts than currently anticipated, which could adversely affect our results of operations, cash flow and financial condition. Conversely, the development of new treatment technologies or other circumstances may arise in the future which may reduce amounts ultimately paid.

*Letters of Credit*

We obtain standby letters of credit as security for financial assurances we have been required to provide to regulatory bodies for our hazardous waste facilities and which would be called only in the event that we fail to satisfy closure, post-closure and other obligations under the permits issued by those regulatory bodies for such licensed facilities. As of December 31, 2025, there were $146.5 million of outstanding letters of credit. See Note 11, "Financing Arrangements," to the accompanying financial statements included in Item 8 of this Annual Report on Form 10-K for further discussion of our standby letters of credit and other financing arrangements.

**Critical Accounting Estimates**

Our consolidated financial statements are based on the application of GAAP, which requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses and related disclosures of contingent liabilities. These estimates and judgments cannot be determined with certainty. Actual results could differ from those estimates, and any such differences may be material to our consolidated financial statements. We believe the estimates set forth below may involve a higher degree of judgment and complexity in their application than our other accounting estimates and represent the critical accounting estimates used in the preparation of our consolidated financial statements. Our accounting policies related to these estimates are discussed in Note 2, "Significant Accounting Policies," to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

We believe our judgments related to these accounting estimates are appropriate. However, if different assumptions or conditions were to prevail, the results could be materially different from the amounts recorded. Our management reviews critical accounting estimates with the Audit Committee of our Board of Directors on an ongoing basis and as needed prior to the release of our annual financial statements.

*Landfill Accounting.* We amortize landfill improvements and certain landfill-related permits over their estimated useful lives. The units-of-consumption method is used to amortize land, landfill cell construction costs and asset retirement costs for landfill cells and sites. We also utilize the units-of-consumption method to record closure and post-closure obligations for landfill cells and sites. Under the units-of-consumption method, we include future estimated construction and asset retirement costs, as well as costs incurred to date, in the amortization base of the landfill assets. Additionally, where appropriate, as discussed below, we include probable expansion airspace yet to be permitted in the calculation of the total remaining useful life of the landfill. If we determine that expansion capacity should no longer be considered in calculating the recoverability of a landfill asset, we may be required to recognize an asset impairment or incur significantly higher amortization expense. If at any time we decide to abandon the expansion effort, the capitalized costs related to the expansion effort are expensed immediately. If we obtain permit expansions that increase available airspace at a landfill facility, we may be required to make adjustments which may impact the amortization expense recorded for our landfill assets.

*Landfill Assets.* Landfill assets include the costs of landfill site acquisition and cell construction incurred to date. These amounts are amortized under the units-of-consumption method such that the asset is completely amortized when the landfill ceases accepting waste. Changes in the determination of when the landfill will cease accepting waste, either through a business decision by management, determination that expansion capacity should no longer be considered probable or changes in estimates on annual airspace consumption, will impact the amortization expense of the landfill assets.

*Landfill Capacity.* Landfill capacity, which is the basis for the amortization of landfill assets and for the accrual of final closure and post-closure obligations, represents total permitted airspace plus unpermitted airspace that management believes is probable of ultimately being permitted based on established criteria. As of December 31, 2025, there were no unpermitted expansions included in management's landfill calculation. If actual expansion airspace is significantly different from management's estimate of expansion airspace, the amortization rates used for the units-of-consumption method would change, therefore impacting our profitability. If we determine that there is less actual expansion airspace at a landfill, this would increase amortization expense recorded and decrease profitability, while if we determine a landfill has more actual expansion airspace, amortization expense would decrease and profitability would increase.

*Landfill Final Closure and Post-Closure Liabilities.* Landfill final closure and post-closure liabilities recorded at December 31, 2025 and 2024, were $59.8 million and $59.4 million, respectively. We have material financial commitments for the costs associated with requirements of the EPA and the comparable regulatory agency in Canada for landfill final closure and post-closure activities. In the United States, the landfill final closure and post-closure requirements are established under the standards of the EPA and are implemented and applied on a state-by-state basis. We develop estimates for the cost of these activities based on our evaluation of site-specific facts and circumstances, such as the existence of structures and other landfill improvements that would need to be dismantled, the amount of groundwater monitoring and leachate management expected to be performed and the length of the post-closure period as determined by the applicable regulatory agency. Included in our cost estimates are our interpretation of current regulatory requirements and proposed regulatory changes. These cost estimates may change in the future due to various circumstances, including, but not limited to, permit modifications, changes in legislation or regulations, technological changes and results of environmental studies. We perform zero-based reviews of these estimated liabilities based upon a planned schedule, typically every five years or sooner if the occurrence of a significant event is likely to change the timing or amount of the currently estimated expenditures. We consider a significant event to be a new regulation or an amendment to an existing regulation, a new permit or modification to an existing permit or a change in the market price of a significant cost item. Our cost estimates are calculated using internal sources as well as input from third-party experts. These costs are measured at estimated fair value using present value techniques, and therefore, changes in the estimated timing of closure and post-closure activities would affect the liability, the value of the related asset and our results of operations.

Final closure costs are the costs incurred after the site ceases to accept waste, but before the landfill is certified as closed by the applicable state or provincial regulatory agency. These costs generally include the costs required for capping the final cell of the landfill (if not included in cell closure), dismantling certain structures for landfills and other landfill improvements and regulation-mandated groundwater monitoring and leachate management. Post-closure costs involve the maintenance and monitoring of a landfill site that has been certified closed by the applicable regulatory agency, generally including groundwater monitoring and leachate management. Regulatory post-closure periods are generally 30 years after landfill closure. Final closure and post-closure obligations are accrued on a units-of-consumption basis, such that the present value of the final closure and post-closure obligations are fully accrued at the date the landfill ceases accepting waste. Changes in the determination of when the landfill will cease accepting waste, either through a business decision by management, determination that expansion capacity should no longer be considered probable or changes in estimates on annual airspace consumption, will accelerate accrual of these costs.

*Non-Landfill Closure and Post-Closure Liabilities.* Non-landfill closure and post-closure liabilities recorded at December 31, 2025 and 2024, were $75.6 million and $70.4 million, respectively. We base estimates for non-landfill closure and post-closure liabilities on our interpretations of existing permit and regulatory requirements for closure and post-closure maintenance and monitoring. Our cost estimates are calculated using internal sources as well as input from third-party experts. We estimate when future operations will cease and inflate the current cost of closing the non-landfill facility using the appropriate inflation rate and then discounting the future value to arrive at an estimated present value of closure and post-closure costs. The estimates for non-landfill closure and post-closure liabilities are inherently uncertain due to the possibility that permit and regulatory requirements will change in the future, which impacts the estimation of total costs and the timing of the expenditures. We review non-landfill closure and post-closure liabilities for changes to key assumptions that would impact the amount of the recorded liabilities. Changes that would prompt us to revise a liability estimate include changes in legal requirements that impact our expected closure plan or scope of work, the market price of a significant cost item, estimates as to when future operations may cease or the expected timing of the cost expenditures. Changes in estimates for non-landfill closure and post-closure events immediately impact the required liability and the value of the corresponding asset. If a change is made to a fully-amortized asset, the adjustment is charged immediately to expense. When a change in estimate relates to an asset that has not been fully amortized, the adjustment to the asset is recognized in income prospectively as a component of amortization. Changes to non-landfill closure and post-closure estimates have not been material. See Note 9, "Closure and Post-Closure Liabilities," to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for the changes to these Landfill and Non-Landfill Closure and Post-Closure liabilities during the years ended December 31, 2025 and 2024.

*Remedial Liabilities.* Remedial liabilities recorded at December 31, 2025 and 2024, were $95.4 million and $111.7 million, respectively. Remedial liabilities are obligations to investigate, alleviate and/or eliminate the effects of a release (or threat of a release) of hazardous substances into the environment and may also include corrective action under RCRA or the corresponding Canadian regulations. Our remediation obligations can be further characterized as legal, Superfund, long-term maintenance and one-time projects. Legal liabilities typically comprise litigation matters that involve potential liability for certain aspects of environmental cleanup and can include third-party claims for property damage or bodily injury allegedly arising from or caused by exposure to hazardous substances originating from our activities or operations or, in certain cases, from the action or inaction of other persons or companies. Superfund liabilities are typically claims alleging that we are a potentially responsible party, or PRP, and/or are potentially liable for environmental response, removal, remediation and cleanup costs at/or from either a facility we own or a site owned by a third-party. Long-term maintenance liabilities include the costs of groundwater monitoring, treatment system operations, permit fees and facility maintenance for inactive operations. One-time projects liabilities include the costs necessary to comply with regulatory requirements for the removal or treatment of contaminated materials.

Amounts recorded related to the costs required to remediate a location are determined by internal engineers and operational personnel and incorporate input from external third parties. The estimates consider such factors as the nature and extent of environmental contamination (if any); the terms of applicable permits and agreements with regulatory authorities as to cleanup procedures and whether modifications to such permits and agreements will likely need to be negotiated; the cost of performing anticipated cleanup activities based upon current technology; and in the case of Superfund and other sites where other parties will also be responsible for a portion of the cleanup costs, the likely allocation of such costs and the ability of such other parties to pay their share. Each quarter, our management discusses if any events have occurred or milestones have been met that would warrant the creation of a new remedial liability or the revision of an existing remedial liability. Such events or milestones include identification and verification as a PRP, receipt of a unilateral administrative order under Superfund or requirement for RCRA interim corrective measures, completion of the feasibility study under Superfund or the corrective measures study under RCRA, new or modifications to existing permits, changes in property use or a change in the market price of a significant cost item. Remedial liabilities are inherently difficult to estimate and there is a risk that the actual quantities of contaminants could differ from the results of the site investigation, which could materially impact the amount of our liability. It is also possible that chosen methods of remedial solutions will not be successful and funds will be required for alternative solutions.

Remedial liabilities are discounted when the timing of the payments is estimable and the amounts are determinable, with the exception of remedial liabilities assumed as part of an acquisition that are measured at fair value at the acquisition date.

We establish reserves for estimated environmental liabilities based on acceptable technologies when we determine the liability is appropriate. Introductions of new technologies are subject to successful demonstration of the effectiveness of the alternative technology and regulatory approval. We routinely review and evaluate the sites for which we have established estimated environmental liabilities reserves to determine if there should be changes in the established reserves. The changes in estimates are reflected as adjustments in the ordinary course of business in the period when we determine that an adjustment is appropriate as new information becomes available. Upon demonstration of the effectiveness of the alternative technology and applicable regulatory approval, we update our estimated cost of remediating the affected sites. Changes in our estimates for remedial liabilities have not been material. See Note 10, "Remedial Liabilities," to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for the changes to the remedial liabilities during the years ended December 31, 2025 and 2024.

*Goodwill and Other Long-Lived Assets.* We have a significant amount of goodwill associated with previous acquisitions. We conducted our annual impairment test of goodwill as of December 31, 2025 in which we assessed the recoverability of the goodwill associated with our reporting units.

For each reporting unit, we compared the reporting unit's fair value to its respective carrying value and determined that no adjustments to the carrying value of goodwill were necessary. In all cases, the estimated fair value of each reporting unit significantly exceeded its carrying value. We measure fair value for all of our reporting units using an income approach (a discounted cash flow analysis) that incorporates several estimates and assumptions with varying degrees of uncertainty, including estimated revenue growth and operational performance. Such assumptions are subject to variability from year to year and are directly impacted by, among other things, macroeconomic conditions. The discounted cash flow analyses include estimated cash flows for a discrete period and for a terminal period thereafter. We corroborate our estimates of fair values by also considering other factors such as the fair value of comparable companies to businesses contained in our reporting units, as well as performing a reconciliation of the total estimated fair value of all reporting units to our market capitalization.

Indefinite-lived intangible assets are not amortized but are reviewed for impairment annually as of December 31, or when events or changes in the business environment indicate that the carrying value may be impaired. This review is performed by comparing the fair value of an indefinite lived intangible asset to its carrying value. We measure fair value for our indefinite lived intangible assets using an income approach (a discounted cash flow analysis) that incorporates several estimates and assumptions with varying degrees of uncertainty, including estimates of future cash flows associated with the intangible assets. If the fair value is less than the carrying value, the impairment loss is measured as the excess of the carrying value of the asset over its fair value. The estimated fair values of our indefinite-lived intangibles exceeded their carrying values at December 31, 2025.

Our long-lived assets are carried on our financial statements based on their cost less accumulated depreciation or amortization. Long-lived assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value may not be entirely recoverable. When such factors and circumstances exist, our management compares the estimated undiscounted future cash flows associated with the related asset or group of assets to the respective carrying amounts. The cash flows used in this analysis include assumptions and estimates with varying degrees of uncertainty, including estimated revenue growth and operational performance. An impairment loss, if any, would be measured as the excess of the carrying amount over the fair value of the asset and recorded in the period in which the determination is made. Any resulting impairment losses recorded by us would have an adverse impact on our results of operations.

Our future cash flow assumptions and conclusions with respect to goodwill and asset impairments could be impacted by changes arising from (i) a sustained period of economic and industrial slowdowns, (ii) continued reduced demand for base and blended oil products and an inability to price our oil related products and services to maintain profitability, (iii) inability to scale our operations and implement cost reduction efforts in light of reduced demand or (iv) a significant decline in our share price for a sustained period of time. These factors, among others, could significantly impact the impairment analysis and may result in future goodwill or asset impairment charges that, if incurred, could have a material adverse effect on our financial condition and results of operations.

*Legal Matters.* As described in Note 17, "Commitments and Contingencies," to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K, we are subject to legal proceedings that relate to our past acquisitions or that have arisen in the ordinary course of business. We accrue for liabilities associated with these matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of then-currently available facts with respect to each matter. When no amount within a range of estimates is more likely, the minimum is accrued. As of December 31, 2025, we had reserves of $16.2 million consisting of (i) $11.4 million related to pending legal or administrative proceedings, including Superfund liabilities, which were included in remedial liabilities on the consolidated balance sheets, and (ii) $4.8 million related to federal, state and provincial enforcement actions as well as legal claims, which were included in accrued expenses on the consolidated balance sheets. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution. In management's opinion, it is not reasonably possible that the potential liability in excess of what is recorded, if any, that may result from these actions, either individually or collectively, will have a material effect on our financial position, results of operations or cash flows.

**ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

In the normal course of business, we are exposed to market risks, including changes in interest rates and certain foreign currency rates, primarily relating to the Canadian dollar.

**Interest Rate Risk**

Our philosophy in managing interest rate risk is to maintain a debt portfolio inclusive of both variable and fixed-rate debt in order to limit our exposure to interest rate volatility. As of December 31, 2025, before taking into account any interest rate swap agreements then in place, we held $1,260.0 million of variable rate debt under our secured senior term loans due in 2032, or our 2032 Term Loans, which bear interest at the Term Secured Overnight Financing Rate, or SOFR, rate plus a margin of 1.50%.

To hedge interest rate exposure on a portion of this outstanding variable debt, we entered into interest rate swap agreements. Under the terms of the interest rate swaps entered into in 2022, or our 2022 Swaps, which hedge the interest rate exposure on the 2032 Term Loans, as of December 31, 2025, we would receive interest based on the one-month Term SOFR index and we would pay interest at the fixed rate of 1.965% on a notional amount of $600.0 million. When combined with the 1.50% interest rate margin for Term SOFR borrowings under the 2032 Term Loans, the effective annual interest rate on such $600.0 million aggregate principal amount of the 2032 Term Loans was approximately 3.46%. The remaining balance of the 2032 Term Loans subject to interest rate risk as of December 31, 2025, was $660.0 million.

We designated our interest rate swap instruments as effective cash flow hedges at inception, and therefore, the change in fair value is recorded in stockholders' equity as a component of accumulated other comprehensive loss and included in interest expense at the same time as interest expense is affected by the hedged transactions. Differences paid or received over the life of the agreements are recorded as additions to or reductions of interest expense on the underlying debt.

The following table provides information regarding our total borrowings at December 31, 2025 (in thousands):

| Scheduled Maturity Dates | 2026 | 2027 | 2028 | 2029 | 2030 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Secured senior term loans due 2032 | $ 12,600 | $ 12,600 | $ 12,600 | $ 12,600 | $ 12,600 | $ 1,197,000 | $ 1,260,000 |
| Unsecured senior notes due 2029 | — | — | — | 300,000 | — | — | 300,000 |
| Unsecured senior notes due 2031 | — | — | — | — | — | 500,000 | 500,000 |
| Unsecured senior notes due 2033 | — | — | — | — | — | 745,000 | 745,000 |
| Long term debt, at par | $ 12,600 | $ 12,600 | $ 12,600 | $ 312,600 | $ 12,600 | $ 2,442,000 | $ 2,805,000 |

The interest rate on the $300.0 million unsecured senior notes due July 15, 2029, is fixed at 5.125%. Interest payments on this debt are due semiannually on January 15 and July 15 in the amount of $7.7 million upon each date.

The interest rate on the $500.0 million unsecured senior notes due February 1, 2031, is fixed at 6.375%. Interest payments on this debt are due semiannually on February 1 and August 1 in the amount of $15.9 million upon each date.

The interest rate on the $745.0 million unsecured senior notes due October 15, 2033, is fixed at 5.750%. Interest payments on this debt are due semiannually on April 15 and October 15 in the amount of $21.4 million upon each date.

As of December 31, 2025, interest payments on the $600.0 million of our secured senior term loan, that is effectively fixed by the 2022 Swaps, are approximately $1.7 million per month, inclusive of the 1.50% interest rate margin and 1.965% fixed swap rate, discussed above. We continue to have variable interest rate risk relative to the portion of our secured senior term loans that exceeds the $600.0 million of notional of the 2022 Swaps. Should the average interest rate on the remaining variable portion of our long-term debt change by 100 basis points, we estimate that our annual interest expense would change by up to approximately $6.5 million.

In addition to the fixed and variable borrowings described above, we have a revolving credit agreement with a maximum borrowing of up to $600.0 million. As of December 31, 2025, we had no borrowings outstanding under the facility, letters of credit of $146.5 million issued under the facility and $453.5 million available to borrow. Borrowings under this facility would be subject to interest rate variability.

**Foreign Currency Risk**

We view our investment in our foreign subsidiaries as long-term; thus, we have not entered into any hedging transactions between any two foreign currencies or between any of the foreign currencies in which we transact business and the U.S. Dollar. Given our significant investment in Canada and operations in India and the fluctuations that have and can occur between the U.S. Dollar and Canadian Dollar or Indian Rupee exchange rates, significant movements in cumulative translation adjustment amounts recorded as a component of other comprehensive loss can occur in any given period.

During 2025, our Canadian subsidiaries transacted a portion of their business in U.S. Dollars and at any period end had cash on deposit in U.S. Dollars and outstanding U.S. Dollar accounts receivable and payable balances related to their operations. Those U.S.-denominated balances are subject to foreign currency gains or losses. Additionally, exchange rate movements also affect the translation of Canadian generated profits and losses into U.S. Dollars. Had the Canadian Dollar been 10.0% stronger or weaker against the U.S. Dollar, we would have reported increased or decreased net income of $18.4 million for the year ended December 31, 2025.

## ITEM 8.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Clean Harbors, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Clean Harbors, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, cash flows, and stockholders' equity, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

***Remedial Liabilities - Refer to Note 2, "Significant Accounting Policies", and Note 10, "Remedial Liabilities", to the financial statements***

*Critical Audit Matter Description*

Remedial liabilities include the costs of removal or containment of contaminated material, the treatment of potentially contaminated groundwater and maintenance and monitoring costs necessary to comply with regulatory requirements. The estimate of remedial liabilities involves an analysis of numerous factors that are inherently difficult to estimate and involve a significant amount of judgment. The Company routinely reviews and evaluates the sites for which remedial liabilities have been recognized to determine if there should be changes in the cost estimates. As a result, the valuation of liabilities is subject to material changes as additional information becomes available, particularly as it relates to changes in technologies and changes in laws and regulations that govern the remediation efforts.

Total remedial liabilities recorded as of December 31, 2025 were $95.4 million.

Given the subjectivity and judgment involved in measuring remedial liabilities, auditing remedial liabilities involved especially subjective judgment and an increased extent of effort, including the need to involve our specialists who have expertise in environmental remediation.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to remedial liabilities included the following, among others:

- We tested the effectiveness of controls related to the recognition and measurement of remedial liabilities, including those controls over changes in estimates.

- We evaluated the methods and assumptions used by management to estimate the remedial liabilities by confirming specific facts and circumstances related to a selection of sites with project managers and other Company personnel responsible for monitoring these sites, including legal counsel.

- With the assistance of auditor specialists who have expertise in environmental matters and specialized skills and training, we evaluated the reasonableness of the Company's estimates by:

  - Searching for information in the public domain for completeness of sites identified for remediation.

  - Assessing the completeness of the Company's cost estimates for a selection of sites, specifically, comparing the cost estimates to relevant regulatory guidelines and specifications.

  - Testing the accuracy of the amounts recorded for a selection of sites, specifically, verifying the mathematical accuracy of the calculation, agreeing cost components to supporting documents, and/or developing an independent range of cost estimates.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 18, 2026

We have served as the Company's auditor since 2005.

**CONSOLIDATED BALANCE SHEETS**

**(dollars in thousands)**

| | As of December 31, | |
|---|---|---|
| | 2025 | 2024 |
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 826,315 | $ 687,192 |
| Short-term marketable securities | 127,363 | 102,634 |
| Accounts receivable, net of allowances aggregating $35,991 and $47,242, respectively | 1,044,137 | 1,015,357 |
| Unbilled accounts receivable | 160,888 | 162,215 |
| Inventories and supplies | 372,088 | 384,657 |
| Prepaid expenses and other current assets | 116,452 | 81,741 |
| Total current assets | 2,647,243 | 2,433,796 |
| Property, plant and equipment, net | 2,541,067 | 2,447,941 |
| **Other assets:** | | |
| Operating lease right-of-use assets | 255,084 | 250,853 |
| Goodwill | 1,479,050 | 1,477,199 |
| Permits and other intangibles, net | 653,027 | 701,987 |
| Other long-term assets | 48,585 | 65,502 |
| Total other assets | 2,435,746 | 2,495,541 |
| Total assets | $ 7,624,056 | $ 7,377,278 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current liabilities:** | | |
| Current portion of long-term debt | $ 12,600 | $ 15,102 |
| Accounts payable | 506,592 | 487,286 |
| Deferred revenue | 81,529 | 88,545 |
| Accrued expenses and other current liabilities | 441,788 | 419,445 |
| Current portion of closure, post-closure and remedial liabilities | 19,112 | 20,625 |
| Current portion of operating lease liabilities | 75,226 | 71,663 |
| Total current liabilities | 1,136,847 | 1,102,666 |
| **Other liabilities:** | | |
| Closure and post-closure liabilities, less current portion of $10,290 and $10,304, respectively | 125,038 | 119,484 |
| Remedial liabilities, less current portion of $8,822 and $10,321, respectively | 86,547 | 101,424 |
| Long-term debt, less current portion | 2,763,563 | 2,771,117 |
| Operating lease liabilities, less current portion | 184,308 | 182,883 |
| Deferred tax liabilities | 384,207 | 363,623 |
| Other long-term liabilities | 197,886 | 162,552 |
| Total other liabilities | 3,741,549 | 3,701,083 |
| Commitments and contingent liabilities (See Note 17) | | |
| **Stockholders' equity:** | | |
| Common stock, $0.01 par value: | | |
| Authorized 80,000,000 shares; issued and outstanding 52,870,599 and 53,832,692 shares, respectively | 529 | 538 |
| Additional paid-in capital | 193,896 | 421,749 |
| Accumulated other comprehensive loss | (204,616) | (213,635) |
| Retained earnings | 2,755,851 | 2,364,877 |
| Total stockholders' equity | 2,745,660 | 2,573,529 |
| Total liabilities and stockholders' equity | $ 7,624,056 | $ 7,377,278 |

The accompanying notes are an integral part of these consolidated financial statements.

**CONSOLIDATED STATEMENTS OF OPERATIONS**
**(in thousands except per share amounts)**

| | For the years ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| **Revenues:** | | | |
| Service revenues | $ 5,154,668 | $ 4,928,023 | $ 4,449,542 |
| Product revenues | 876,169 | 961,929 | 959,610 |
| Total revenues | 6,030,837 | 5,889,952 | 5,409,152 |
| **Cost of revenues: (exclusive of items shown separately below)** | | | |
| Service revenues | 3,466,120 | 3,370,231 | 3,054,594 |
| Product revenues | 678,479 | 695,482 | 691,530 |
| Total cost of revenues | 4,144,599 | 4,065,713 | 3,746,124 |
| Selling, general and administrative expenses | 752,534 | 739,629 | 671,161 |
| Accretion of environmental liabilities | 14,326 | 13,456 | 13,667 |
| Depreciation and amortization | 446,006 | 400,922 | 365,761 |
| **Income from operations** | 673,372 | 670,232 | 612,439 |
| Other income (expense), net | 5,200 | (1,454) | 2,315 |
| Loss on early extinguishment of debt | (8,277) | (371) | (2,880) |
| Gain on sale of businesses | 776 | — | — |
| Interest expense, net of interest income of $25,749, $19,437 and $11,930, respectively | (143,104) | (134,964) | (108,595) |
| **Income before provision for income taxes** | 527,967 | 533,443 | 503,279 |
| Provision for income taxes | 136,993 | 131,144 | 125,423 |
| **Net income** | $ 390,974 | $ 402,299 | $ 377,856 |
| **Earnings per share:** | | | |
| Basic | $ 7.31 | $ 7.46 | $ 6.99 |
| Diluted | $ 7.28 | $ 7.42 | $ 6.95 |
| Shares used to compute earnings per share — Basic | 53,509 | 53,902 | 54,071 |
| Shares used to compute earnings per share — Diluted | 53,716 | 54,199 | 54,382 |

The accompanying notes are an integral part of these consolidated financial statements.

**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**
**(in thousands)**

| | For the years ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Net income | $ 390,974 | $ 402,299 | $ 377,856 |
| Other comprehensive income (loss), net of tax: | | | |
| Unrealized gain on available-for-sale securities | 124 | 37 | 559 |
| Unrealized (loss) gain on fair value of interest rate hedges | (3,623) | 12,056 | 5,163 |
| Reclassification adjustment for interest rate hedge amounts realized in net income | (10,096) | (14,295) | (16,425) |
| Reclassification adjustment for settlement of interest rate hedges | — | — | (5,905) |
| Pension adjustments | 426 | 269 | (550) |
| Foreign currency translation adjustments | 22,188 | (36,363) | 9,000 |
| Other comprehensive income (loss), net of tax | 9,019 | (38,296) | (8,158) |
| Comprehensive income | $ 399,993 | $ 364,003 | $ 369,698 |

The accompanying notes are an integral part of these consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS
## (in thousands)

| | For the years ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Cash flows from operating activities: | | | |
| Net income | $ 390,974 | $ 402,299 | $ 377,856 |
| Adjustments to reconcile net income to net cash from operating activities: | | | |
| Depreciation and amortization | 446,006 | 400,922 | 365,761 |
| Allowance for doubtful accounts | 8,079 | 8,129 | 5,956 |
| Amortization of deferred financing costs and debt discount | 6,317 | 6,321 | 5,309 |
| Accretion of environmental liabilities | 14,326 | 13,456 | 13,667 |
| Changes in environmental liability estimates | (10,108) | 4,139 | 4,828 |
| Deferred income taxes | 25,763 | 18,437 | 12,685 |
| Other (income) expense, net | (5,200) | 1,454 | (2,315) |
| Stock-based compensation | 32,702 | 27,981 | 20,703 |
| Loss on early extinguishment of debt | 8,277 | 371 | 2,880 |
| Gain on sale of businesses | (776) | — | — |
| Environmental expenditures | (16,099) | (27,522) | (28,960) |
| Changes in assets and liabilities, net of acquisitions: | | | |
| Accounts receivable and unbilled accounts receivable | (31,849) | (28,822) | 2,453 |
| Inventories and supplies | 12,461 | (49,588) | (4,312) |
| Other current and non-current assets | (42,372) | (57,220) | (22,645) |
| Accounts payable | 23,382 | 12,327 | (27,425) |
| Other current and long-term liabilities | 4,842 | 45,087 | 8,111 |
| Net cash from operating activities | 866,725 | 777,771 | 734,552 |
| Cash flows used in investing activities: | | | |
| Additions to property, plant and equipment | (424,918) | (432,241) | (422,300) |
| Proceeds from sale and disposal of fixed assets | 21,568 | 9,099 | 9,650 |
| Acquisitions, net of cash acquired | — | (478,011) | (119,596) |
| Proceeds from sale of businesses, net of transaction costs | 4,275 | 750 | 750 |
| Additions to intangible assets including costs to obtain or renew permits | (3,648) | (9,607) | (2,649) |
| Purchases of available-for-sale securities | (116,681) | (117,861) | (158,264) |
| Proceeds from sale of available-for-sale securities | 93,618 | 124,197 | 117,359 |
| Net cash used in investing activities | (425,786) | (903,674) | (575,050) |
| Cash flows (used in) from financing activities: | | | |
| Change in uncashed checks | 3,563 | (1,473) | 2,759 |
| Tax payments related to withholdings on vested restricted stock | (15,834) | (13,759) | (13,838) |
| Repurchases of common stock | (250,002) | (55,178) | (51,164) |
| Deferred financing costs paid | (16,216) | (8,954) | (6,736) |
| Payments on finance leases | (33,113) | (30,886) | (15,937) |
| Proceeds from employee stock purchase plan | 7,158 | 3,009 | — |
| Principal payments on debt | (2,009,898) | (15,102) | (623,975) |
| Proceeds from issuance of debt, net of discount | 2,005,000 | 499,375 | 500,000 |
| Borrowing from revolving credit facility | — | — | 114,000 |
| Payment on revolving credit facility | — | — | (114,000) |
| Net cash (used in) from financing activities | (309,342) | 377,032 | (208,891) |
| Effect of exchange rate change on cash | 7,526 | (8,635) | 1,484 |
| Increase (decrease) in cash and cash equivalents | 139,123 | 242,494 | (47,905) |
| Cash and cash equivalents, beginning of year | 687,192 | 444,698 | 492,603 |
| Cash and cash equivalents, end of year | $ 826,315 | $ 687,192 | $ 444,698 |
| Supplemental information: | | | |
| Cash payments for interest and income taxes: | | | |
| Interest paid | $ 157,263 | $ 153,059 | $ 114,560 |
| Income taxes paid, net of refunds | 117,904 | 130,606 | 132,314 |
| Non-cash investing activities: | | | |
| Property, plant and equipment accrued | 33,332 | 43,750 | 52,376 |

The accompanying notes are an integral part of these consolidated financial statements.

# CLEAN HARBORS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
### (in thousands)

| | Common Stock | | Additional Paid-in Capital | Accumulated Other Comprehensive Loss | Retained Earnings | Total Stockholders' Equity |
| --- | --- | --- | --- | --- | --- | --- |
| | Number of Shares | $0.01 Par Value | | | | |
| **Balance at January 1, 2023** | 54,065 | $ 541 | $ 504,240 | $ (167,181) | $ 1,584,722 | $ 1,922,322 |
| Net income | — | — | — | — | 377,856 | 377,856 |
| Other comprehensive loss | — | — | — | (8,158) | — | (8,158) |
| Stock-based compensation | — | — | 20,703 | — | — | 20,703 |
| Issuance of common stock for restricted share vesting, net of employee tax withholdings | 193 | 1 | (13,839) | — | — | (13,838) |
| Repurchases of common stock | (328) | (3) | (51,376) | — | — | (51,379) |
| **Balance at December 31, 2023** | 53,930 | 539 | 459,728 | (175,339) | 1,962,578 | 2,247,506 |
| Net income | — | — | — | — | 402,299 | 402,299 |
| Other comprehensive loss | — | — | — | (38,296) | — | (38,296) |
| Stock-based compensation | — | — | 27,981 | — | — | 27,981 |
| Issuance of common stock for restricted share vesting, net of employee tax withholdings | 125 | 1 | (13,760) | — | — | (13,759) |
| Repurchases of common stock | (237) | (2) | (55,209) | — | — | (55,211) |
| Employee stock purchase plan | 15 | — | 3,009 | — | — | 3,009 |
| **Balance at December 31, 2024** | 53,833 | 538 | 421,749 | (213,635) | 2,364,877 | 2,573,529 |
| Net income | — | — | — | — | 390,974 | 390,974 |
| Other comprehensive income | — | — | — | 9,019 | — | 9,019 |
| Stock-based compensation | — | — | 32,702 | — | — | 32,702 |
| Issuance of common stock for restricted share vesting, net of employee tax withholdings | 128 | 2 | (15,836) | — | — | (15,834) |
| Repurchases of common stock | (1,124) | (11) | (251,877) | — | — | (251,888) |
| Employee stock purchase plan | 34 | — | 7,158 | — | — | 7,158 |
| **Balance at December 31, 2025** | 52,871 | $ 529 | $ 193,896 | $ (204,616) | $ 2,755,851 | $ 2,745,660 |

The accompanying notes are an integral part of these consolidated financial statements.

# CLEAN HARBORS, INC. AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### (1) OPERATIONS

Clean Harbors, Inc., through its subsidiaries (collectively, the "Company"), is a leading provider of sustainable environmental and industrial services throughout North America. The Company is also the largest re-refiner and recycler of used oil and the premier provider of parts cleaning and related environmental services to commercial, industrial and automotive customers in North America.

### (2) SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of the Company reflect the application of certain significant accounting policies as described below:

*Principles of Consolidation*

The accompanying consolidated financial statements include the accounts of Clean Harbors, Inc. and its majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

*Use of Estimates*

The preparation of consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP), requires management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and the accompanying notes. Management bases its estimates on historical experience and other assumptions that it believes to be reasonable at the time. Actual results could differ from those estimates, and any such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the consolidated financial statements in the period they are determined.

*Cash, Cash Equivalents, Marketable Securities and Uncashed Checks*

Cash consists primarily of cash on deposit and money market accounts. The Company, through its wholly-owned captive insurance subsidiary, invests in cash equivalents and marketable securities. Marketable securities with maturities of three months or less from the date of purchase are classified as cash equivalents. As of December 31, 2025 and 2024, the Company had total marketable securities as follows (in thousands):

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Commercial paper | $ 3,988 | $ 4,035 |
| Corporate notes and bonds | 1,601 | — |
| Total cash equivalents | 5,589 | 4,035 |
|  |  |  |
| Commercial paper | 9,942 | 17,489 |
| Corporate notes and bonds | 117,421 | 85,145 |
| Total marketable securities | 127,363 | 102,634 |
| Total | $ 132,952 | $ 106,669 |

Realized gains and losses on sales of available-for-sale marketable securities in the years presented were immaterial. The majority of the marketable securities have a remaining maturity of less than one year and fair value approximates cost.

The Company's cash management program with its revolving credit lender allows the Company to maintain a zero balance in the U.S. bank disbursement accounts that are used to issue vendor and payroll checks. When checks are presented to the bank for payment, cash deposits in amounts sufficient to fund the checks are made, at the Company's discretion, either from funds provided by other accounts or under the terms of the Company's revolving credit facility. Checks that have been written to vendors or employees but have not yet been presented for payment at the Company's bank are classified as uncashed checks in accounts payable and changes in the balance are reported as a financing activity in the consolidated statements of cash flows.

*Allowance for Doubtful Accounts and Revenue Allowance*

On a regular basis, the Company evaluates its accounts receivable and establishes the allowance for doubtful accounts based on an evaluation of certain criteria and evidence of collection uncertainty including historical collection trends, reasonable expectations of future collections, current economic trends and changes in customer payment patterns. Past-due receivable balances are written off when the Company's collection efforts have been deemed unsuccessful in collecting the outstanding balance due.

Due to the nature of the Company's businesses and the invoices that result from the services provided, customers may withhold payments and attempt to renegotiate amounts invoiced. In addition, for some of the services provided, the Company's invoices are based on quotes that, in limited instances, can result in adjustments to revenue subsequent to billing. Based on industry knowledge and historical trends, the Company records a revenue allowance in anticipation of these expected adjustments. This practice causes the volume of activity flowing through the revenue allowance during the year to be higher than the balance at the end of the year. The revenue allowance is intended to cover the net amount of revenue adjustments that may need to be credited to customers' accounts in future periods. Management determines the appropriate total revenue allowance by evaluating the following factors on an invoice-by-invoice basis as well as on a consolidated level: trends in adjustments to previously billed amounts, existing economic conditions, communications with customers and other information as deemed applicable. Revenue allowance estimates can differ from the actual adjustments, but historically the revenue allowance has been sufficient to cover the net amount of the reserve adjustments issued in subsequent reporting periods.

The following table reflects the activity in the allowance for doubtful accounts and revenue allowance (in thousands):

| | Allowance for Doubtful Accounts | | | Revenue Allowance | | |
|---|---|---|---|---|---|---|
| | 2025 | 2024 | 2023 | 2025 | 2024 | 2023 |
| Balance at January 1, | $ 22,908 | $ 22,568 | $ 24,659 | $ 24,334 | $ 19,641 | $ 20,594 |
| Additions charged to earnings | 8,079 | 8,129 | 5,956 | 45,021 | 48,301 | 46,467 |
| Deductions from reserves, net of recoveries | (9,831) | (7,789) | (8,047) | (54,520) | (43,608) | (47,420) |
| Balance at December 31, | $ 21,156 | $ 22,908 | $ 22,568 | $ 14,835 | $ 24,334 | $ 19,641 |

*Credit Concentration*

Concentration of credit risks in accounts receivable is limited due to the large number of customers comprising the Company's customer base throughout North America. The Company maintains policies over credit extension that include credit evaluations, credit limits and collection monitoring procedures on a customer-by-customer basis. However, the Company generally does not require collateral before services are performed. No individual customer accounted for more than 10% of accounts receivable or more than 10% of total third-party revenues in the periods presented.

*Inventories and Supplies*

Inventories are stated at the lower of cost or net realizable value. The cost of oil and oil products as well as the cost of supplies and drums, solvent and solution and other inventories is principally determined on a first-in, first-out ("FIFO") basis. The Company continually reviews its inventories for obsolete or unsalable items and adjusts its carrying value to reflect estimated realizable values.

*Property, Plant and Equipment, net (excluding landfill assets and finance lease right-of-use assets)*

Property, plant and equipment, net is stated at cost less accumulated depreciation. Expenditures for major renewals and improvements which extend the life or usefulness of the asset are capitalized. Items of an ordinary repair or maintenance nature are charged directly to operating expense as incurred. During the construction and development period of an asset, the costs incurred, including interest expense, are classified as construction-in-progress. When the asset is ready for its intended use, the asset is reclassified to an appropriate asset classification and depreciation or amortization commences.

The Company depreciates and amortizes the capitalized cost of these assets, using the straight-line method as follows:

| Asset Classification | Estimated Useful Life |
|---|---|
| Buildings and building improvements | |
|   Buildings | 20-42 years |
|   Leasehold and building improvements | 2-45 years |
| Vehicles | 2-15 years |
| Equipment | |
|   Capitalized software and computer equipment | 3-5 years |
|   Containers and railcars | 8-16 years |
|   All other equipment | 4-30 years |
| Furniture and fixtures | 5-8 years |

Gains and losses on the sale of property, plant and equipment are included in Other income (expense), net. Fully depreciated assets are retained in property, plant and equipment and accumulated depreciation until they are removed from service.

The Company tests asset groups for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment in the carrying value of long-lived assets is recognized if the expected future undiscounted cash flows derived from the assets, or group of assets, are less than their carrying value. The Company did not record any impairment charges related to long-lived assets in the periods presented.

*Goodwill*

Goodwill is comprised of the purchase price of business acquisitions in excess of the fair value of the net assets acquired. Goodwill is reviewed for impairment annually as of December 31 or when events or changes in the business environment indicate the carrying value of a reporting unit may exceed its fair value. This review is performed by comparing the fair value of each reporting unit to its carrying value, including goodwill. If the fair value is less than the carrying amount, a loss is recorded for the excess of the carrying value over the fair value up to the carrying amount of goodwill.

The Company determines its reporting units by identifying the components of each operating segment. As of December 31, 2025, the Company had four reporting units consisting of, Environmental Sales and Service, Industrial Services, Environmental Facilities and Safety-Kleen Sustainability Solutions ("SKSS"). See Note 7, "Goodwill and Other Intangible Assets," for additional information related to the Company's goodwill impairment tests.

*Permits and Other Intangibles*

Costs related to acquiring licenses, permits and intangible assets, such as legal fees, site surveys, engineering costs and other expenditures are capitalized. Other intangible assets consist primarily of customer and supplier relationships, trademarks and trade names and developed technology.

Permits relating to landfills are amortized on a units-of-consumption basis. All other permits are amortized over periods ranging from five to 30 years on a straight-line basis. Finite-lived other intangible assets are amortized on a straight-line basis over their respective useful lives, which range from two to 25 years.

All finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When such factors and circumstances exist, management compares the projected undiscounted future cash flows associated with the related asset or group of assets to the carrying amount. The impairment loss, if any, is measured as the excess of the carrying amount over the fair value of the asset or group of assets.

Indefinite-lived intangible assets are not amortized but are reviewed for impairment annually as of December 31, or when events or changes in the business environment indicate that the carrying value may be impaired. If the fair value of the asset is less than the carrying amount, the impairment loss is measured as the excess of the carrying value of the asset over its fair value.

*Landfill Accounting*

The Company amortizes landfill improvements over the estimated useful lives. The units-of-consumption method is used to amortize land, landfill cell construction, asset retirement costs and remaining landfill cells and sites. The Company also utilizes the units-of-consumption method to record closure and post-closure obligations for landfill cells and sites. Under the units-of-consumption method, the Company includes future estimated construction and asset retirement costs, as well as costs incurred to date, in the amortization base of the landfill assets. Additionally, where appropriate, as described below, the Company includes probable expansion airspace that has yet to be permitted in the calculation of the total remaining useful life of the landfill. If it is determined that expansion capacity should no longer be considered in calculating the recoverability of a landfill asset, the Company may be required to recognize an asset impairment or incur significantly higher amortization expense. If at any time the Company makes the decision to abandon the expansion effort, the capitalized costs related to the expansion effort are expensed immediately.

*Landfill assets*—Landfill assets include the costs of landfill site acquisition, permits and cell construction incurred to date. These amounts are recorded at cost, which includes capitalized interest as applicable. Landfill assets, net of amortization, are combined with management's estimate of the costs required to complete construction of the landfill to determine the amount to be amortized over the remaining estimated useful economic life of a site. Amortization of landfill assets is recorded on a units-of-consumption basis, such that the landfill assets should be completely amortized at the date the landfill ceases accepting waste. Amortization totaled $8.8 million, $10.6 million and $18.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. Changes in the determination of when the landfill will cease accepting waste, either through a business decision by the Company, determination that expansion capacity should no longer be considered probable or changes in estimates on annual airspace consumption, will impact the amortization expense of the landfill assets. Changes in estimated costs to complete construction are applied prospectively to the amortization rate.

*Landfill capacity*—Landfill capacity, which is the basis for the amortization of landfill assets and for the accrual of final closure and post-closure obligations, represents total permitted airspace plus unpermitted airspace that management believes is highly probable of ultimately being permitted. As of December 31, 2025, there were no unpermitted expansions included in the Company's landfill accounting model. If actual expansion airspace is significantly different from management's estimate of expansion airspace, the amortization rates used for the units-of-consumption method would change, therefore impacting the Company's profitability.

As of December 31, 2025, the Company had eight active landfill sites (including the Company's non-commercial landfill), which have estimated remaining lives (based on anticipated waste volumes and the remaining highly probable airspace) as follows:

| Facility Name | Location | Remaining Lives (Years) | Permitted Remaining Highly Probable Airspace (cubic yards) (in thousands) |
|---|---|---|---|
| Buttonwillow | California | 17 | 4,597 |
| Deer Trail | Colorado | 16 | 1,271 |
| Grassy Mountain | Utah | 36 | 4,133 |
| Kimball | Nebraska | 21 | 496 |
| Lambton | Ontario, Canada | 41 | 3,983 |
| Lone Mountain | Oklahoma | 52 | 13,528 |
| Ryley | Alberta, Canada | 47 | 5,475 |
| Sawyer | North Dakota | 59 | 3,136 |
| | | | 36,619 |

At December 31, 2025 and 2024, the Company had no cubic yards of permitted, but not highly probable, airspace.

The following table presents the remaining highly probable airspace from January 1, 2024 through December 31, 2025 (in thousands of cubic yards):

| | 2025 | 2024 |
|---|---:|---:|
| Remaining capacity, beginning of year | 26,951 | 27,753 |
| Changes in highly probable airspace, net | 10,909 | — |
| Consumed | (1,241) | (802) |
| Remaining capacity, end of year | 36,619 | 26,951 |

In the year ended December 31, 2025 a permit expansion for the Company's Lone Mountain, Oklahoma facility became highly probable and was subsequently received.

*Amortization of cell construction costs and accrual of cell closure obligations*—Landfills are typically comprised of a number of cells, which are constructed within a defined acreage (or footprint). The cells are typically discrete units, which require both separate construction and separate capping and closure procedures. Cell construction costs are the costs required to excavate and construct the landfill cell. These costs are typically amortized on a units-of-consumption basis, such that they are completely amortized when the specific cell ceases accepting waste. In some instances, the Company has landfills that are engineered and constructed as "progressive trenches." In progressive trench landfills, a number of contiguous cells form a progressive trench. In those instances, the Company amortizes cell construction costs over the airspace within the entire trench, such that the cell construction costs will be fully amortized at the end of the trench useful life.

The design and construction of a landfill does not create a landfill asset retirement obligation. Rather, the asset retirement obligation for cell closure (the cost associated with capping each cell) is incurred in relatively small increments as waste is placed in the landfill. Therefore, the cost required to construct the cell cap is capitalized as an asset retirement cost and a liability of an equal amount is established, based on the discounted cash flow associated with each capping event, as airspace is consumed. Spending for cell capping is reflected as environmental expenditures within operating activities in the consolidated statements of cash flows.

*Landfill final closure and post-closure liabilities* —The balance of landfill final closure and post-closure liabilities at December 31, 2025 and 2024 was $59.8 million and $59.4 million, respectively. The Company has material financial commitments for the costs associated with requirements of the Environmental Protection Agency ("EPA") and the comparable regulatory agency in Canada for landfill final closure and post-closure activities. The Company develops estimates for the cost of these activities based on an evaluation of site-specific facts and circumstances, including the Company's interpretation of current regulatory requirements and proposed regulatory changes. Such estimates may change in the future due to various circumstances including, but not limited to, permit modifications, changes in legislation or regulations, technological changes and results of environmental studies.

Final closure costs are the costs incurred after the site ceases to accept waste, but before the landfill is certified as closed by the applicable state regulatory agency. These costs generally include the costs required to cap the final cell of the landfill (if not included in cell closure), the costs required to dismantle certain structures for landfills and other landfill improvements, and regulation-mandated groundwater monitoring and leachate management. Post-closure costs involve the maintenance and monitoring of a landfill site that has been certified closed by the applicable regulatory agency. These costs generally include groundwater monitoring and leachate management. Regulatory post-closure periods are generally 30 years after landfill closure. Final closure and post-closure obligations are accrued on a units-of-consumption basis, such that the present value of the final closure and post-closure obligations are fully accrued at the date the landfill ceases accepting waste.

Cell closure, final closure and post-closure costs (also referred to as "asset retirement obligations") are calculated by estimating the total obligation in current dollars, adjusted for future inflation estimates and discounted at the Company's credit-adjusted risk-free interest rate (6.53% and 6.57% during 2025 and 2024, respectively).

*Non-Landfill Closure and Post-Closure Liabilities*

The balance of non-landfill closure and post-closure liabilities at December 31, 2025 and 2024 was $75.6 million and $70.4 million, respectively. Non-landfill closure and post-closure obligations arise when the Company commences non-landfill facility operations and include costs required to dismantle and decontaminate certain structures and other costs incurred during the closure process. Post-closure costs, if required, include associated maintenance and monitoring costs as required by the closure permit. Post-closure periods are performance-based and are not typically specified in terms of years in the closure permit, but generally range from 10 to 30 years or more.

The Company records its non-landfill closure and post-closure liability by: (i) estimating the current cost of closing a non-landfill facility and the post-closure care of that facility, if required, based upon the closure plan that the Company is required to follow under its operating permit, or in the event the facility operates with a permit that does not contain a closure plan, based upon legally enforceable closure commitments made by the Company to various government agencies; (ii) estimates as to when future operations may cease; (iii) cost estimates of closing the non-landfill facility using the inflation rate to the time of closing; and (iv) discounting the future value back to the present using the credit-adjusted risk-free interest rate.

The estimates for non-landfill closure and post-closure liabilities are inherently uncertain due to the possibility that permit and regulatory requirements will change in the future, impacting the estimation of total costs and the timing of the expenditures. Management reviews non-landfill closure and post-closure liabilities for changes to key assumptions that would impact the amount of the recorded liabilities. Changes that would prompt management to revise a liability estimate include changes in legal requirements that impact the Company's expected closure plan or scope of work, in the market price of a significant cost item, in the estimate as to when future operations at a location might cease or in the expected timing of the costs. Changes in estimates for non-landfill closure and post-closure events immediately impact the liability and the value of the corresponding asset. If a change is made to a fully-amortized asset, the adjustment is charged immediately to expense. When a change in estimate relates to an asset that has not been fully amortized, the adjustment to the asset is recognized in income prospectively as a component of amortization. Historically, changes to non-landfill closure and post-closure estimates have not been material.

*Remedial Liabilities*

The balance of remedial liabilities at December 31, 2025 and 2024 was $95.4 million and $111.7 million, respectively. Remedial liabilities, including Superfund liabilities, include the costs of removal or containment of contaminated material, treatment of potentially contaminated groundwater and maintenance and monitoring costs necessary to comply with regulatory requirements. Most of the Company's remedial liabilities relate to the active and inactive hazardous waste treatment and disposal facilities which the Company acquired and Superfund sites owned by third-parties for which the Company, or the prior owners of certain of the Company's facilities for which the Company may have certain indemnification obligations, have been identified as potentially responsible parties ("PRPs") or potential PRPs. The Company's estimate of remedial liabilities involves an analysis of such factors as: (i) the nature and extent of environmental contamination (if any); (ii) the terms of applicable permits and agreements with regulatory authorities as to cleanup procedures and whether modifications to such permits and agreements will likely need to be negotiated; (iii) the cost of performing anticipated cleanup activities based upon current technology; and (iv) in the case of Superfund and other sites where other parties will also be responsible for a portion of the cleanup costs, the likely allocation of such costs and the ability of such other parties to pay their share. The measurement of remedial liabilities is reviewed at least quarterly and changes in estimates are recognized in the consolidated statements of operations when identified.

Where the Company concludes that it is probable that a liability has been incurred and an amount can be estimated, a liability is recognized. Remedial liabilities are inherently difficult to estimate. Estimating remedial liabilities requires that the existing environmental contamination be understood. There are risks that the actual quantities of contaminants differ from the results of the site investigation, and that contaminants exist that have not been previously identified. In addition, the value of the remedial liabilities is dependent on the remedial method selected. There is a risk that funds will be expended on a remedial solution that is not successful, which could result in the Company incurring the incremental costs of an alternative solution. Such estimates, which are subject to change, are subsequently revised if and when additional or new information becomes available.

Remedial liabilities are discounted when the timing of the payments is determinable and the amounts are estimable. In the case of remedial liabilities assumed in connection with acquisitions, acquired liabilities are recorded at fair value as of the dates of the acquisitions calculated by inflating costs in current dollars using an estimate of future inflation rates as of the respective acquisition dates until the expected time of payment, and then discounting the amount of the payments to their present value using a risk-free discount rate as of the acquisition dates. Discount rates used in the present value determination of the Company's remedial liabilities range from 1.37% to 4.90%.

*Self-Insurance Liabilities*

The Company self-insures a significant portion of expected losses related to workers' compensation, employee medical, comprehensive general liability and vehicle liability. Liabilities associated with these losses are recorded based on the Company's estimates of the ultimate cost to settle incurred claims. These recorded liabilities are estimated based on independent actuarial estimates and judgments which consider the frequency and settlement amount of historical claims data and are discounted to present value using a risk-free interest rate.

*Revenue Recognition*

The Company recognizes revenue when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The majority of the Company's revenues are for services, which are recognized based on time and materials incurred at contractually agreed-upon rates. Product revenues are recognized when the products are delivered and control transfers to the customer. The Company's payment terms vary by the type of customers and the products or services offered. The periods between invoicing and when payments are due are not significant. Amounts billed to customers related to shipping and handling are classified as revenue, and the Company's shipping and handling costs are included in costs of revenues. In the course of operations, the Company collects sales tax and other excise taxes from its customers and recognizes a current liability, which is then relieved when the taxes are remitted to the appropriate government authorities. The Company excludes sales and other excise taxes that it collects from customers from its revenues.

*Foreign Currency*

The Company has international operations in Canada and administrative support services located in India. The functional currencies of foreign operations are the local currency and therefore assets and liabilities of those foreign operations are translated to U.S. Dollars at the exchange rate in effect at the balance sheet date and revenue and expenses at the average exchange rate for the period. Gains and losses from the translation of the consolidated financial statements of foreign subsidiaries into U.S. Dollars are included in stockholders' equity as a component of accumulated other comprehensive loss. Gains and losses from transactions not denominated in the functional currency of an entity are recognized in the consolidated statements of operations. Recorded balances that are denominated in a currency other than the functional currency are remeasured to the functional currency using the exchange rate at the balance sheet date and gains or losses are recorded in the consolidated statements of operations.

*Defined Contribution Plan*

The Company has defined contribution plans under which eligible employees may contribute up to the maximum amount as provided by law. The Company matches a portion of these employee contributions and contributed $31.5 million, $30.9 million and $28.8 million in 2025, 2024 and 2023 respectively.

*Advertising Expense*

Advertising costs are expensed as incurred. Advertising expense was $9.8 million in 2025, $11.4 million in 2024 and $10.9 million in 2023.

*Stock-based Compensation*

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period. In addition, the Company issues awards with performance targets established prior to or at the grant date. The expense for these awards is recognized over the requisite service period when management believes it is probable those performance targets will be achieved, which could result in achievement of performance awards up to 200% of the target share award. The fair value of the Company's grants under the 2020 Stock Incentive Plan are based on the closing price of the Company's common stock on the respective dates of grant. In 2025, certain modifications were made to the terms of awards issued under the 2020 Stock Incentive Plan. Unvested and prospective awards were modified to allow for accelerated vesting of unvested awards in the event of death or certain disability at which point any unrecognized compensation is expensed immediately. Additionally, unvested and prospective awards were modified to include provisions for a "Qualified Retirement" event which, upon meeting certain age and tenure requirements and providing a required notice period allows for accelerated vesting of certain employee shares upon the retirement date. When employee share awards become subject to either of these criteria, any unrecognized compensation expense will be accelerated to match the employee's remaining service period. The impact of these modifications on the current awards was immaterial in the period.

The fair value of shares issued under the Company's Employee Stock Purchase plan are valued using the Black-Scholes option pricing model, which requires management to make assumptions with respect to the fair value of the Company's common stock on the grant date, including the expected volatility of the stock, calculated based on a period of time generally commensurate with the expected term of the award and risk-free interest rates. Forfeitures are recognized as they occur. Stock-based compensation is recognized in selling, general and administrative expense.

*Interest Rate Derivatives*

The Company enters into interest rate derivative agreements as part of the overall strategy to hedge against fluctuations in variable interest rates. These interest rate derivatives swap a variable interest rate for a fixed interest rate and have been designated as cash flow hedges. The Company assesses the hedge's effectiveness at the inception of the hedge and at regular intervals throughout the life of the derivative. To the extent that the interest rate swap is highly effective, changes in fair value are recorded in stockholders' equity as a component of accumulated other comprehensive loss. Amounts are reclassified from accumulated other comprehensive loss into interest expense on the consolidated statement of operations in the same period or periods during which the hedged transactions affect earnings. Although it was determined that the interest rate swaps will be a highly effective hedge, any portion of the interest rate swaps subsequently determined to be ineffective will be recognized in earnings. Further, if it becomes probable that a forecasted transaction designated as the hedged item will not occur, any gain or loss deferred is recognized in interest expense at that time.

The fair value of the interest rate swaps is calculated using discounted cash flow valuation methodologies based upon the one-month variable rate yield curves that are observable at commonly quoted intervals for the full term of the interest rate swaps and as such is considered a Level 2 measure according to the fair value hierarchy. The Company recognizes the fair value of the derivative instruments by counterparty as either a net asset, included in Other long-term assets, or net liability, included in Accrued expenses and other current liabilities, on the consolidated balance sheets.

*Income Taxes*

Current income tax expense approximates cash to be paid or refunded for taxes for the applicable period. Deferred tax expense or benefit is the result of changes between deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement basis and tax basis of assets and liabilities as well as from net operating loss and tax credit carryforwards as measured by the enacted tax rates which will be in effect when these differences reverse. The effect of a change in tax rates on deferred tax assets and liabilities is generally recognized in income in the period that includes the enactment date. The Company evaluates the recoverability of future tax deductions and credits and a valuation allowance is established by tax jurisdiction when, based on an evaluation of both positive and negative objective verifiable evidence, it is more likely than not that some portion or all of deferred tax assets will not be realized.

The Company recognizes and measures a tax benefit from uncertain tax positions when it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The Company recognizes a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company adjusts these liabilities when its judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate or future recognition of an unrecognized benefit. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined. Liabilities for unrecognized tax benefits are included within Other long-term liabilities in the consolidated balance sheets.

*Earnings per Share ("EPS")*

Basic EPS is calculated using the treasury stock method by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all potentially dilutive common shares that were outstanding during the period.

*Leases*

The Company's leases predominately relate to real estate, equipment, such as vehicles and industrial equipment utilized in operations, and rail cars utilized in connection with the Company's transportation needs. Contracts are reviewed at inception to determine if the arrangement is a lease and, if so, whether it is an operating or finance lease. For all of its leases, the Company has elected not to separate lease and nonlease components, such as common area maintenance.

The Company generally enters into long-term real estate leases with two to ten-year terms and long-term non-real estate leases with three to seven-year terms. In the normal course of business, the Company also enters into short-term operating leases having terms of one year or less. These leases are generally equipment leases entered into for short periods of time (e.g. daily, weekly or monthly) to satisfy immediate and/or short-term operational needs of the business which can arise based upon the nature of particular services performed. The Company has elected not to recognize right-of-use ("ROU") assets and lease liabilities for these short-term leases. Operating leases with terms exceeding one year and all finance leases are recognized as ROU assets and lease liabilities and measured at commencement date based on the present value of the future lease payments over the lease term.

Certain of the Company's real estate leases contain escalating future lease payments. Escalating lease payments that are based upon explicit amounts contained in the lease or an index (e.g., consumer price index) are included in the Company's determination of future lease payments to determine the ROU asset and lease liability recognized at the commencement date. Any differences in the future lease payments from initial recognition are not anticipated to be material and will be recorded as variable lease cost in the period incurred. The variable lease cost will also include the Company's portion of property tax, utilities and common area maintenance. A significant portion of the Company's real estate lease agreements include renewal periods at the Company's option. The Company includes these renewal periods in the lease term only when renewal is reasonably certain based upon facts and circumstances specific to the lease and known by the Company. Certain of the equipment and rail car leases transfer ownership upon the conclusion of the lease term and as such, are classified as finance leases. Leases containing purchase options are classified as finance leases only when it is reasonably certain that the Company will execute such options.

The Company uses its incremental borrowing rate on collateralized debt based on the information available at the lease commencement date in determining the present value of future lease payments as the implicit rate is typically not readily determinable.

For operating leases, lease cost is recognized on a straight-line basis over the lease term and is included in cost of revenues or selling, general and administrative expenses depending on the use of the asset. For finance leases, ROU assets are amortized on a straight-line basis and interest expense is recognized based on the incremental borrowing rate. Finance lease amortization is recognized in depreciation and amortization and finance lease related interest expense is recognized in interest expense, net of interest income.

*Recent Accounting Pronouncements*

*Accounting Pronouncements Adopted*

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which enhances income tax disclosures related to the tax rate reconciliation and income taxes paid. The Company adopted ASU No. 2023-09 using the retrospective approach for the year ended December 31, 2025. The only significant impact from the adoption of this standard relates to incremental disclosures now required. See Note 12, "Income Taxes," for the applicable income tax disclosures required by this guidance.

*Accounting Pronouncements Not Yet Adopted*

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): *Disaggregation of Income Statement Expenses*, which requires disaggregated disclosure of income statement expenses. This guidance will be effective for annual periods beginning the year ended December 31, 2027. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating the impact of adopting this new pronouncement on its future consolidated financial statement disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)*: Targeted Improvements to the Accounting for Internal-Use Software*, which is intended to modernize the accounting for internal-use software costs. The amendment eliminates the previous accounting model based on software development stages and aligns with current agile implementation principles. Under the new guidance, capitalization begins when management has authorized and committed to funding the project, and it is probable that the software will be completed and used for its intended purpose. The amendments are effective in annual periods beginning after December 15, 2027, and interim periods within those years, with early adoption permitted. The amendment may be applied on a prospective, retrospective or modified retrospective basis. The Company is currently evaluating the provisions of the amendments and the impact on its future consolidated financial statements.

## (3) REVENUES

The Company generates revenues through the following operating segments: Environmental Services and SKSS. The Company's Environmental Services operating segment generally has four sources of revenue and the SKSS operating segment has two sources of revenue. The Company disaggregates third-party revenues by geographic location and source of revenue as management believes these categories depict how revenue and cash flows are affected by economic factors. The tables below present revenue billed to outside customers by a particular segment. Should it be necessary, there will be intercompany transactions to present the direct revenues in the appropriate segment results. The Company's significant sources of revenue include:

*Technical Services*—Technical Services contribute to the revenues of the Environmental Services operating segment. Revenues for these services are generated from fees charged for waste material management and disposal services including onsite environmental management services, remediation projects, collection and transportation, packaging, recycling, treatment and disposal of waste. These services handle hazardous and/or non-hazardous waste, including per- and polyfluoroalkyl substances ("PFAS"). Revenue is primarily generated by short-term projects, most of which are governed by master service agreements that are long-term in nature and outline the pricing and legal frameworks for such arrangements. Services are provided based on purchase orders or agreements with the customer and include prices based upon units of volume of waste, material and personnel costs as well as transportation and other fees. Collection and transportation revenues are recognized over time, as the customer receives and consumes the benefits of the services as they are being performed and the Company has a right to payment for performance completed to date. The Company uses the input method to recognize revenue over time, based on time and materials incurred as a basis for measuring the satisfaction of the performance obligation. Revenues for treatment and disposal of waste are recognized upon completion of treatment, final disposition, or when the waste is shipped to a third-party for processing and disposal. The Company periodically enters into bundled arrangements for the collection and transportation and disposal of waste. For such arrangements, transportation and disposal are considered distinct performance obligations and the Company allocates revenue to each based on the relative standalone selling price (i.e., the estimated price that a customer would pay for the services on a standalone basis). Revenues and the related costs from waste that is not yet completely processed and disposed of are deferred. The deferred revenues and costs are recognized when the services are completed. The period between collection and transportation and the final processing and disposal ranges depending on the location of the customer, but generally is measured in days.

*Industrial Services*—Industrial Services contribute to the revenues of the Environmental Services operating segment. These revenues are primarily generated from industrial and specialty services provided to refineries, chemical plants, manufacturing facilities, power generation companies and other industrial customers throughout North America. Services include in-plant cleaning and maintenance services, plant outage and turnaround services, specialty cleaning services including chemical cleaning, pigging and high and ultra-high pressure water cleaning, leak detection and repair, daylighting, production services and upstream energy services. Services are provided based on purchase orders or agreements with the customer and include prices based upon daily, hourly or job rates for equipment, materials and personnel. The Company recognizes revenue for these services over time, as the customer receives and consumes the benefits of the services as they are being performed and the Company has a right to payment for performance completed to date. The Company uses the input method to recognize revenue over time, based on time and materials incurred.

*Field and Emergency Response Services*—Field and Emergency Response Services, which includes contributions from the acquisition of HEPACO in 2024, contribute to the revenues of the Environmental Services operating segment. Field Services revenues are generated from cleanup services at customer sites, including those managed by municipalities and utility providers, or other locations on a scheduled or emergency response basis. Services include confined space entry for tank cleaning, site decontamination, environmental remediation, railcar cleaning, manhole/vault clean outs, product recovery and transfer and vacuum services. Additional services include filtration, water treatment services and wetland restoration. Response services for environmental emergencies of any scale range from man-made disasters such as oil spills to natural disasters like hurricanes. Emergency response services also include spill cleanup on land and water, as well as contagion disinfection, decontamination and disposal services. Field and emergency response services are provided based on purchase orders or agreements with customers and include prices generally based upon daily, hourly or job rates for equipment, materials and personnel. The Company recognizes revenue for these services over time, as the customer receives and consumes the benefits of the services as they are being performed and the Company has a right to payment for performance completed to date. The Company uses the input method to recognize revenue over time, based on time and materials incurred. The duration of such services can be over a number of hours, several days or even months for larger scale projects.

*Safety-Kleen Environmental Services*—Safety-Kleen Environmental Services revenues contribute both to the Environmental Services operating segment and the SKSS operating segment. Revenues from providing containerized waste handling and disposal services, parts washer services and vacuum services, referred to collectively as the Safety-Kleen branches' core service offerings, contribute to the revenues of the Environmental Services operating segment. In addition, sales of packaged blended oil products and other complementary product sales contribute to the revenues of the Environmental Services operating segment. Revenues generated from waste oil, anti-freeze and oil filter collection services, sales of bulk blended oil products and sales of automotive fluids contribute to the SKSS operating segment. Due to the complementary nature of these products and services and their customer base, there are some cross-overs of Safety-Kleen Environmental Services revenue streams between the Environmental Services and SKSS operating segments.

Generally, the revenue from services is recognized over time, as the customer receives and consumes the benefits of the services as they are being performed and the Company has a right to payment for performance completed to date. The duration of such services can be over a number of hours or several days. The Company uses the input method to recognize revenue over time, based on time and materials incurred. Product revenue is recognized upon the transfer of control whereby control transfers when the products are delivered to the customer. Containerized waste services consist of profiling, collecting, transporting and recycling or disposing of a wide variety of waste. Related collection and transportation revenues are recognized over time, as the customer receives and consumes the benefits of the services as they are being performed and the Company has a right to payment for performance completed to date. Parts washer services include customer use of the Company's parts washer equipment, cleaning and maintenance of the parts washer equipment and removal and replacement of used cleaning fluids. Parts washer services are considered a single performance obligation due to the highly integrated and interdependent nature of the arrangement. Revenue from parts washer services is recognized over the service interval as the customer receives the benefit of the services.

*Safety-Kleen Oil*—Safety-Kleen Oil related sales contribute to the revenues of the SKSS segment. These revenues are generated from bulk sales of high-quality base and blended lubricating oils to many industries, including major oil brands, lubricant blenders and manufacturers, blended lubricant distributors and government agencies. The business also sells recycled fuel oil to asphalt plants, industrial plants and pulp and paper companies. The used oil is also processed into vacuum gas oil which can be further re-refined into lubricant base oils or sold directly into the marine diesel oil fuel market. By-products coming off the refinery are a mixture of light end distillates and asphalt flux that are sold into various markets. Revenue for oil products is recognized at a point in time, upon the transfer of control. Generally, control transfers when the products are delivered to the customer.

The following tables present the Company's third-party revenue disaggregated by source of revenue and geography (in thousands):

| | For the year ended December 31, 2025 | | | |
|---|---|---|---|---|
| | Environmental Services | Safety-Kleen Sustainability Solutions | Corporate | Total |
| **Primary Geographical Markets** | | | | |
| United States | $ 4,705,709 | $ 784,989 | $ 186 | $ 5,490,884 |
| Canada | 440,645 | 99,308 | — | 539,953 |
| Total third-party revenues | $ 5,146,354 | $ 884,297 | $ 186 | $ 6,030,837 |
| | | | | |
| **Sources of Revenue** | | | | |
| Technical Services | $ 1,859,705 | $ — | $ — | $ 1,859,705 |
| Industrial Services and Other | 1,327,883 | — | 186 | 1,328,069 |
| Field and Emergency Response Services | 937,362 | — | — | 937,362 |
| Safety-Kleen Environmental Services | 1,021,404 | 290,423 | — | 1,311,827 |
| Safety-Kleen Oil | — | 593,874 | — | 593,874 |
| Total third-party revenues | $ 5,146,354 | $ 884,297 | $ 186 | $ 6,030,837 |

| | For the year ended December 31, 2024 | | | |
|---|---|---|---|---|
| | Environmental Services | Safety-Kleen Sustainability Solutions | Corporate | Total |
| **Primary Geographical Markets** | | | | |
| United States | $ 4,510,845 | $ 841,171 | $ 407 | $ 5,352,423 |
| Canada | 449,480 | 88,049 | — | 537,529 |
| Total third-party revenues | $ 4,960,325 | $ 929,220 | $ 407 | $ 5,889,952 |
| | | | | |
| **Sources of Revenue** | | | | |
| Technical Services | $ 1,733,550 | $ — | $ — | $ 1,733,550 |
| Industrial Services and Other | 1,377,502 | — | 407 | 1,377,909 |
| Field and Emergency Response Services | 895,120 | — | — | 895,120 |
| Safety-Kleen Environmental Services | 954,153 | 229,730 | — | 1,183,883 |
| Safety-Kleen Oil | — | 699,490 | — | 699,490 |
| Total third-party revenues | $ 4,960,325 | $ 929,220 | $ 407 | $ 5,889,952 |

| | For the year ended December 31, 2023 | | | |
|---|---|---|---|---|
| | Environmental Services | Safety-Kleen Sustainability Solutions | Corporate | Total |
| **Primary Geographical Markets** | | | | |
| United States | $ 4,022,394 | $ 846,339 | $ 447 | $ 4,869,180 |
| Canada | 447,515 | 92,457 | — | 539,972 |
| Total third-party revenues | $ 4,469,909 | $ 938,796 | $ 447 | $ 5,409,152 |
| | | | | |
| **Sources of Revenue** | | | | |
| Technical Services | $ 1,563,847 | $ — | $ — | $ 1,563,847 |
| Industrial Services and Other | 1,418,938 | — | 447 | 1,419,385 |
| Field and Emergency Response Services | 609,913 | — | — | 609,913 |
| Safety-Kleen Environmental Services | 877,211 | 224,830 | — | 1,102,041 |
| Safety-Kleen Oil | — | 713,966 | — | 713,966 |
| Total third-party revenues | $ 4,469,909 | $ 938,796 | $ 447 | $ 5,409,152 |

**Contract Balances**

| (in thousands) | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Receivables | $ 1,044,137 | $ 1,015,357 |
| Contract assets (unbilled receivables) | 160,888 | 162,215 |
| Contract liabilities (deferred revenue) | 81,529 | 88,545 |

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets) and customer advances and deposits or deferred revenue (contract liabilities) on the consolidated balance sheet. Generally, billing occurs subsequent to revenue recognition, as a right to payment is not just subject to passage of time, resulting in contract assets, which are generally classified as current. The Company sometimes receives advances or deposits from its customers before revenue is recognized, resulting in contract liabilities. These assets and liabilities are reported on the consolidated balance sheet on a contract-by-contract basis at the end of each reporting period. The contract liability balances at the beginning of each period presented are generally fully recognized in the subsequent three-month period.

**Variable Consideration**

The nature of the Company's contracts give rise to certain types of variable consideration, including in limited cases volume discounts. Accordingly, management establishes a revenue allowance to cover the estimated amounts of revenue that may need to be credited to customers' accounts in future periods. The Company estimates the amount of variable consideration included in the estimated transaction price based on historical experience, anticipated performance and management's best judgment at the time. The Company includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. There have been no material changes in estimates of variable consideration in the periods presented.

**Contract Costs**

Contract costs include direct and incremental costs to obtain or fulfill a contract. Parts washer costs include costs of solvent, commissions paid relating to revenue generated from parts washer services, and transportation costs associated with transferring the product picked up from the service as it is brought to the Company's facilities or third-party sites. Costs related to the treatment of waste include costs for waste receiving, drum movement and storage, waste consolidation and transportation between facilities.

The Company's contract costs that are subject to capitalization are comprised of costs associated with parts washer services and with the treatment and disposal of waste. As of December 31, 2025 and 2024, the Company's deferred contract costs totaled $27.9 million and $28.2 million, respectively. Deferred parts washer costs are recognized over the service interval as the customer receives the benefit of the services, and deferred costs related to treatment and disposal of waste are recognized when the corresponding waste is disposed. Deferred costs are included within Prepaid expenses and other current assets in the Company's consolidated balance sheets. The deferred contract cost balances at the beginning of each period presented were fully recognized as a cost of revenue in the subsequent three-month period.

**(4) BUSINESS COMBINATIONS**

*Proposed 2026 Acquisition*

On February 17, 2026, the Company signed a purchase agreement to acquire certain environmental businesses of Depot Connect International for an all-cash purchase price of approximately $130.0 million, subject to customary closing adjustments. The Company intends to fund this acquisition with available cash. Once complete, the operations of the acquired businesses will expand the Environmental Services segment's technical services and field services operations and includes two permitted waste treatment facilities. The acquisition is expected to close in the first half of 2026, subject to customary closing conditions.

*2024 Acquisitions*

On March 22, 2024, the Company completed its acquisition of HEPACO for an all-cash purchase price of $392.2 million, net of cash acquired. The operations of HEPACO expand the Environmental Services segment's field services business.

The Company finalized the purchase accounting for this acquisition in the first quarter of 2025. The allocation of the purchase price was based on estimates of the fair value of assets acquired and liabilities assumed as of March 22, 2024. The following table summarizes the preliminary and final determination and recognition of assets acquired and liabilities assumed (in thousands):

| | At Acquisition Date As Reported December 31, 2024 | Measurement Period Adjustments | Final Allocation At Acquisition Date |
|---|---|---|---|
| Accounts receivable, including unbilled receivables | $ 69,072 | $ (856) | $ 68,216 |
| Inventories and supplies | 384 | — | 384 |
| Prepaid expenses and other current assets | 4,383 | (123) | 4,260 |
| Property, plant and equipment | 47,125 | 385 | 47,510 |
| Permits and other intangibles | 130,500 | — | 130,500 |
| Operating lease right-of-use assets | 9,385 | — | 9,385 |
| Other long-term assets | 5,712 | 1,133 | 6,845 |
| Accounts payable | (30,602) | — | (30,602) |
| Accrued expenses and other current liabilities | (16,005) | (300) | (16,305) |
| Current portion of operating lease liabilities | (2,758) | — | (2,758) |
| Operating lease liabilities, less current portion | (6,627) | — | (6,627) |
| Closure and post-closure liabilities | (2,492) | (385) | (2,877) |
| Remedial liabilities | (2,435) | — | (2,435) |
| Other long-term liabilities | (374) | — | (374) |
| Total identifiable net assets | 205,268 | (146) | 205,122 |
| Goodwill | 186,911 | 146 | 187,057 |
| Total purchase price | $ 392,179 | $ — | $ 392,179 |

Other intangible assets acquired include customer relationships and trademarks/trade names and are anticipated to have estimated useful lives of between seven and 20 years with a weighted average useful life of approximately 19 years. The Company recorded the excess of the total purchase price, which includes the aggregate cash consideration paid in excess of the fair value of the tangible and intangible assets acquired and liabilities assumed, as goodwill. The goodwill recognized is attributable to the operating synergies, assembled workforce and growth potential that the Company expects to realize from the acquisition. Goodwill generated from the acquisition is not deductible for tax purposes.

Pro forma revenue and earnings amounts on a combined basis as if this acquisition had been completed on January 1, 2023 are immaterial to the consolidated financial statements of the Company.

On March 1, 2024, the Company acquired Noble Oil Services, Inc. and its subsidiaries (collectively "Noble") for an all-cash purchase price of $68.7 million, net of cash acquired. The acquisition of Noble expands the SKSS segment's oil collection operations in the southeastern region of the United States while also adding incremental production from the re-refinery owned and operated by the acquired company.

The Company finalized the purchase accounting for this acquisition in the first quarter of 2025. The allocation of the purchase price was based on estimates of the fair value of assets acquired and liabilities assumed as of March 1, 2024. The following table summarizes the preliminary and final determination and recognition of assets acquired and liabilities assumed (in thousands):

| | At Acquisition Date As Reported December 31, 2024 | Measurement Period Adjustments | Final Allocation At Acquisition Date |
|---|---|---|---|
| Accounts receivable, including unbilled receivables | $ 5,855 | $ (8) | $ 5,847 |
| Inventories and supplies | 6,598 | — | 6,598 |
| Prepaid expenses and other current assets | 408 | — | 408 |
| Property, plant and equipment | 55,615 | 35 | 55,650 |
| Permits and other intangibles | 14,500 | — | 14,500 |
| Operating lease right-of-use assets | 3,615 | — | 3,615 |
| Other long-term assets | 92 | — | 92 |
| Accounts payable | (7,752) | — | (7,752) |
| Accrued expenses and other current liabilities | (1,145) | 17 | (1,128) |
| Current portion of operating lease liabilities | (1,823) | — | (1,823) |
| Operating lease liabilities, less current portion | (1,792) | — | (1,792) |
| Closure and post-closure liabilities | (8,929) | (35) | (8,964) |
| Remedial liabilities | (2,757) | 90 | (2,667) |
| Total identifiable net assets | 62,485 | 99 | 62,584 |
| Goodwill | 6,257 | (99) | 6,158 |
| Total purchase price | $ 68,742 | $ — | $ 68,742 |

Other intangible assets acquired include customer relationships and trademarks/trade names and are anticipated to have estimated useful lives of between seven and 15 years with a weighted average useful life of approximately 13 years. The Company recorded the excess of the total purchase price, which includes the aggregate cash consideration paid in excess of the fair value of the tangible and intangible assets acquired and liabilities assumed, as goodwill. The goodwill recognized is attributable to the operating synergies and assembled workforce that the Company expects to realize from the acquisition. Goodwill generated from the acquisition is deductible for tax purposes.

Pro forma revenue and earnings amounts on a combined basis as if this acquisition had been completed on January 1, 2023 are immaterial to the consolidated financial statements of the Company.

During 2024, the Company completed the acquisition of three additional privately-owned businesses for $17.1 million in total cash consideration. The operations of the acquired businesses were consolidated into the Environmental Services and SKSS segments. The acquisitions of the acquired businesses were not material to the consolidated financial statements of the Company.

*2023 Acquisition*

On March 31, 2023, the Company acquired Thompson Industrial Services, LLC ("Thompson Industrial") for an all-cash purchase price of $110.9 million, net of cash acquired. The operations of Thompson Industrial expand the Environmental Services segment's industrial service operations in the southeastern region of the United States.

The Company finalized the purchase accounting for this acquisition in the first quarter of 2024. The purchase price was based on estimates of the fair value of assets acquired and liabilities assumed as of March 31, 2023. The following table summarizes the final determination and recognition of assets acquired and liabilities assumed (in thousands):

| | Final Allocation |
|---|---|
| Accounts receivable, including unbilled receivables | $ 25,160 |
| Inventories and supplies | 228 |
| Prepaid expenses and other current assets | 1,302 |
| Property, plant and equipment | 26,719 |
| Permits and other intangibles | 28,900 |
| Operating lease right-of-use assets | 4,716 |
| Other long-term assets | 72 |
| Accounts payable | (7,240) |
| Accrued expenses and other current liabilities | (3,290) |
| Current portion of operating lease liabilities | (1,653) |
| Operating lease liabilities, less current portion | (3,063) |
| Other long-term liabilities | (560) |
| Total identifiable net assets | 71,291 |
| Goodwill | 39,564 |
| Total purchase price | $ 110,855 |

Permits and other intangible assets acquired include customer relationships, trademarks/trade names and non-compete agreements and are anticipated to have estimated useful lives of between five and 15 years with a weighted average useful life of approximately 13 years. The excess of the total purchase price, which includes the aggregate cash consideration paid in excess of the fair value of the tangible and intangible assets acquired and liabilities assumed, was recorded as goodwill. The goodwill recognized is attributable to the operating synergies, assembled workforce and growth potential that the Company expects to realize from the acquisition. Goodwill generated from the acquisition is deductible for tax purposes.

Pro forma revenue and earnings amounts on a combined basis as if this acquisition had been completed on January 1, 2023 are immaterial to the consolidated financial statements of the Company.

## (5) INVENTORIES AND SUPPLIES

Inventories and supplies consisted of the following (in thousands):

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Supplies | $ 217,028 | $ 200,905 |
| Oil and oil related products | 123,883 | 152,992 |
| Solvent and solutions | 11,589 | 12,458 |
| Other | 19,588 | 18,302 |
| Total inventories and supplies | $ 372,088 | $ 384,657 |

Oil and oil related products inventory has decreased due to lower volumes of oil inventory on hand at December 31, 2025 when compared with December 31, 2024 and overall cost decreases for the oil inventory. Supplies inventories consist primarily of critical spare parts to support the Company's incinerator and re-refinery operations and other general supplies used in normal day-to-day operations. Stocking crucial spare parts, largely for the sustained functioning of the Company's incinerator facilities, has resulted in a rise in the supplies inventory balance. Other inventories consist primarily of parts washer components, cleaning fluids, absorbents and automotive fluids, such as windshield washer fluid and antifreeze.

## (6) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in thousands):

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Land | $ 193,438 | $ 184,191 |
| Asset retirement costs (non-landfill) | 40,232 | 38,705 |
| Landfill assets | 278,700 | 258,138 |
| Buildings and improvements [1] | 753,404 | 719,439 |
| Vehicles [2] | 1,583,387 | 1,455,530 |
| Equipment [3] | 2,652,027 | 2,600,085 |
| Construction in progress | 90,182 | 70,305 |
|  | 5,591,370 | 5,326,393 |
| Less - accumulated depreciation and amortization | 3,050,303 | 2,878,452 |
| Total property, plant and equipment, net | $ 2,541,067 | $ 2,447,941 |

(1) Balances inclusive of gross ROU assets classified as finance leases of $8.0 million in both periods.
(2) Balances inclusive of gross ROU assets classified as finance leases of $294.2 million and $230.5 million, respectively.
(3) Balances inclusive of gross ROU assets classified as finance leases of $17.4 million and $9.2 million, respectively.

Depreciation expense, inclusive of landfill and finance lease amortization was $392.1 million, $346.5 million and $315.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. The Company recorded $2.2 million, $11.2 million and $6.6 million of capitalized interest in 2025, 2024 and 2023, respectively. The capitalized interest in 2023 and 2024 was mainly due to the construction of the new incinerator in Kimball, Nebraska, which was completed in late 2024.

## (7) GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in goodwill for the years ended December 31, 2025 and 2024 were as follows (in thousands):

|  | Environmental Services | Safety-Kleen Sustainability Solutions | Total |
|---|---|---|---|
| Balance at January 1, 2024 | $ 1,112,013 | $ 175,723 | $1,287,736 |
| Increase from current period acquisitions | 186,911 | 6,457 | 193,368 |
| Measurement period adjustments from prior period acquisition | 218 | — | 218 |
| Foreign currency translation | (2,938) | (1,185) | (4,123) |
| Balance at December 31, 2024 | $ 1,296,204 | $ 180,995 | $1,477,199 |
| Measurement period adjustments from prior period acquisitions | 146 | (99) | 47 |
| Decrease from disposition of business[1] | (538) | — | (538) |
| Foreign currency translation | 1,666 | 676 | 2,342 |
| Balance at December 31, 2025 | $ 1,297,478 | $ 181,572 | $1,479,050 |

(1) In 2025, the Company sold a non-core business unit. The transaction was immaterial to the financial statements.

The Company assesses goodwill for impairment on an annual basis as of December 31 or at an interim date when it is more likely than not that events or changes in the business environment ("triggering events") would reduce the fair value of a reporting unit below its carrying value. The Company did not identify any triggering events in the years presented.

Goodwill is also tested for impairment annually. The Company conducted its annual impairment test of goodwill as of December 31, 2025 and determined that no adjustment to the carrying value of goodwill for any reporting unit was necessary because the fair values of the reporting units exceeded their respective carrying values. The fair value of all reporting units was determined using an income approach based upon estimates of future discounted cash flows. The resulting estimates of fair value were validated through the consideration of other factors such as the fair value of comparable companies to the reporting units and a reconciliation of the sum of all estimated fair values of the reporting units to the Company's overall market capitalization. In all cases, the estimated fair values of the reporting units significantly exceeded the respective carrying values.

Significant judgments and unobservable inputs, categorized as Level 3 in the fair value hierarchy, are inherent in the impairment tests performed and include assumptions about the amount and timing of expected future cash flows, growth rates, and the determination of appropriate discount rates. Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date. The Company believes that the assumptions used in its impairment tests are reasonable, but variations in any of the assumptions may result in different measurements of fair values.

As of December 31, 2025 and 2024, the Company's intangible assets consisted of the following (in thousands):

|  | December 31, 2025 | | | December 31, 2024 | | |
| --- | --- | --- | --- | --- | --- | --- |
|  | Cost | Accumulated Amortization | Net | Cost | Accumulated Amortization | Net |
| Permits | $ 196,224 | $ 132,308 | $ 63,916 | $ 191,921 | $ 123,939 | $ 67,982 |
| Customer and supplier relationships | 698,381 | 292,813 | 405,568 | 697,326 | 256,657 | 440,669 |
| Other intangible assets | 121,030 | 57,438 | 63,592 | 120,316 | 46,490 | 73,826 |
| Total amortizable permits and other intangible assets | 1,015,635 | 482,559 | 533,076 | 1,009,563 | 427,086 | 582,477 |
| Trademarks and trade names | 119,951 | — | 119,951 | 119,510 | — | 119,510 |
| Total permits and other intangible assets | $1,135,586 | $ 482,559 | $ 653,027 | $1,129,073 | $ 427,086 | $ 701,987 |

During the periods presented, there were no events or changes in circumstances which would indicate that the carrying values of the Company's asset groups would not be recoverable and thus no impairment charges were recorded.

Amortization expense of permits, customer and supplier relationships and other intangible assets for the years ended December 31, 2025, 2024 and 2023 were $53.9 million, $54.4 million and $50.3 million, respectively.

The expected amortization of the net carrying amount of finite-lived intangible assets at December 31, 2025 was as follows (in thousands):

| Years ending December 31, | Expected Amortization |
| --- | --- |
| 2026 | $ 52,443 |
| 2027 | 50,364 |
| 2028 | 48,998 |
| 2029 | 47,920 |
| 2030 | 37,426 |
| Thereafter | 295,925 |
|  | $ 533,076 |

# (8) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in thousands):

|  | December 31, 2025 | December 31, 2024 |
| --- | --- | --- |
| Accrued compensation and benefits | $ 144,689 | $ 134,458 |
| Accrued insurance | 116,675 | 112,367 |
| Accrued interest | 30,893 | 33,259 |
| Accrued income, real estate, sales and other taxes | 42,082 | 35,394 |
| Accrued other | 107,449 | 103,967 |
|  | $ 441,788 | $ 419,445 |

The increase in accrued compensation and benefits is due to both the timing of payments and an increase in accrued incentive compensation. As of December 31, 2025 and 2024, accrued insurance included employee medical insurance costs of $24.1 million and $23.9 million, respectively, and accruals for losses under workers' compensation, comprehensive general liability and vehicle liability self-insurance programs of $88.9 million and $83.7 million, respectively.

## (9) CLOSURE AND POST-CLOSURE LIABILITIES

The changes to closure and post-closure liabilities (also referred to as "asset retirement obligations") from January 1, 2024 through December 31, 2025 were as follows (in thousands):

| | Landfill Retirement Liability | | Non-Landfill Retirement Liability | | Total | |
|---|---|---|---|---|---|---|
| Balance at January 1, 2024 | $ | 59,443 | $ | 59,157 | $ | 118,600 |
| Liabilities assumed in acquisitions | | — | | 11,421 | | 11,421 |
| New asset retirement obligations | | 2,118 | | — | | 2,118 |
| Accretion | | 5,069 | | 4,489 | | 9,558 |
| Changes in estimates recorded to consolidated statement of operations | | 70 | | (295) | | (225) |
| Changes in estimates recorded to consolidated balance sheet | | 4,335 | | 402 | | 4,737 |
| Environmental expenditures | | (11,210) | | (4,466) | | (15,676) |
| Currency translation and other | | (425) | | (320) | | (745) |
| Balance at December 31, 2024 | | 59,400 | | 70,388 | | 129,788 |
| Measurement period adjustments from prior period acquisitions | | — | | 420 | | 420 |
| New asset retirement obligations | | 3,839 | | — | | 3,839 |
| Accretion | | 5,013 | | 5,552 | | 10,565 |
| Changes in estimates recorded to consolidated statement of operations | | 446 | | (332) | | 114 |
| Changes in estimates recorded to consolidated balance sheet | | (4,410) | | 906 | | (3,504) |
| Environmental expenditures | | (4,719) | | (1,446) | | (6,165) |
| Currency translation and other | | 194 | | 77 | | 271 |
| Balance at December 31, 2025 | $ | 59,763 | $ | 75,565 | $ | 135,328 |

In the year ended December 31, 2025, there were no significant benefits or charges resulting from changes in estimates for closure and post-closure liabilities.

Anticipated payments (based on current estimated costs and anticipated timing of necessary regulatory approvals to commence work on closure and post-closure activities) for each of the next five years and thereafter are as follows (in thousands):

| Years ending December 31, | | |
|---|---|---|
| 2026 | $ | 10,290 |
| 2027 | | 13,906 |
| 2028 | | 20,063 |
| 2029 | | 8,738 |
| 2030 | | 1,723 |
| Thereafter | | 294,466 |
| Undiscounted closure and post-closure liabilities | | 349,186 |
| Less: Discount at credit-adjusted risk-free rate | | (115,489) |
| Less: Undiscounted estimated closure and post-closure liabilities relating to airspace not yet consumed | | (98,369) |
| Present value of closure and post-closure liabilities | $ | 135,328 |

## (10) REMEDIAL LIABILITIES

The changes to remedial liabilities from January 1, 2024 through December 31, 2025 were as follows (in thousands):

| | Remedial Liabilities for Landfill Sites | Remedial Liabilities for Inactive Sites | Remedial Liabilities (Including Superfund) for Non-Landfill Operations | Total |
|---|---|---|---|---|
| Balance at January 1, 2024 | $ 1,880 | $ 60,277 | $ 49,086 | $ 111,243 |
| Liabilities assumed in acquisitions | — | — | 5,192 | 5,192 |
| Accretion | 92 | 2,292 | 1,514 | 3,898 |
| Changes in estimates recorded to consolidated statement of operations | 29 | 573 | 3,762 | 4,364 |
| Environmental expenditures | (53) | (6,078) | (5,715) | (11,846) |
| Currency translation and other | — | (28) | (1,078) | (1,106) |
| Balance at December 31, 2024 | 1,948 | 57,036 | 52,761 | 111,745 |
| Measurement period adjustments from prior period acquisition | — | — | (90) | (90) |
| Accretion | 93 | 2,353 | 1,315 | 3,761 |
| Changes in estimates recorded to consolidated statement of operations | (66) | (860) | (9,296) | (10,222) |
| Environmental expenditures | (47) | (4,163) | (5,724) | (9,934) |
| Currency translation and other | — | 157 | (48) | 109 |
| Balance at December 31, 2025 | $ 1,928 | $ 54,523 | $ 38,918 | $ 95,369 |

In the year ended December 31, 2025, the Company decreased its remedial liability for a site by approximately $10 million due to its conclusion that loss was no longer probable based on the evaluation of available evidence.

Anticipated payments at December 31, 2025 (based on current estimated costs and anticipated timing of necessary regulatory approvals to commence work on remedial activities) for each of the next five years and thereafter were as follows (in thousands):

| Years ending December 31, | |
|---|---|
| 2026 | $ 8,822 |
| 2027 | 12,819 |
| 2028 | 8,696 |
| 2029 | 8,930 |
| 2030 | 6,916 |
| Thereafter | 84,266 |
| Undiscounted remedial liabilities | 130,449 |
| Less: Discount at risk free rate | (35,080) |
| Total remedial liabilities | $ 95,369 |

The following table presents the Company's estimated remedial liabilities and reasonably possible additional liabilities as of December 31, 2025 disaggregated by facility/site type (in thousands, except percentages):

| Type of Facility or Site | Remedial Liabilities | % of Total | Reasonably Possible Additional Liabilities [1] |
|---|---|---|---|
| Inactive facilities not used in active conduct of the Company's business, most of which were assumed through prior period acquisitions (28 facilities) | $ 54,476 | 57.1 % | $ 10,164 |
| Facilities now used in active conduct of the Company's business (58 facilities) | 33,425 | 35.1 | 7,267 |
| Superfund sites (13 sites) | 7,468 | 7.8 | 1,120 |
| Total | $ 95,369 | 100.0 % | $ 18,551 |

(1) Amounts represent the high end of the range of management's best estimate of the reasonably possible additional liabilities.

The following table presents the Company's estimated remedial liabilities and reasonably possible additional liabilities as of December 31, 2025 disaggregated by facilities/sites which represent at least 5% of the total and with all other facilities/sites combined (in thousands, except percentages):

| Location | Type of Facility or Site | Remedial Liabilities [1] | % of Total | Reasonably Possible Additional Liabilities [2] |
|---|---|---|---|---|
| Baton Rouge, LA | Closed incinerator and landfill | $ 24,558 | 25.8 % | $ 3,751 |
| Bridgeport, NJ | Closed incinerator | 16,866 | 17.7 | 3,586 |
| Linden, NJ | Operating solvent recycling center | 8,645 | 9.1 | 1,954 |
| Various | All other incinerators, landfills, wastewater treatment facilities and service centers (83 facilities) | 37,832 | 39.6 | 8,140 |
| Various | Superfund sites (each representing less than 5% of total liabilities) (13 sites) | 7,468 | 7.8 | 1,120 |
| Total | | $ 95,369 | 100.0 % | $ 18,551 |

(1) $11.4 million of the $95.4 million remedial liabilities include estimates related to the legal and administrative proceedings discussed in Note 17, "Commitments and Contingencies."

(2) Amounts represent the high end of the range of management's best estimate of the reasonably possible additional liabilities.

Revisions to remediation reserve requirements may result in upward or downward adjustments to income from operations in any given period. The Company believes that its extensive experience in the environmental services business, as well as its involvement with a large number of sites, provides a reasonable basis for estimating its aggregate liability. It is possible, however, that future changes in available technology, regulatory or enforcement developments, the results of environmental studies or other factors could necessitate the recording of additional liabilities or the revision of currently recorded liabilities that could be material. Since the Company's satisfaction of the liabilities will occur over many years, the Company cannot reasonably predict the nature or extent of possible future events or the impact that those events, if any, might have on the current estimates of remedial liabilities.

## (11) FINANCING ARRANGEMENTS

### Long-term Debt

The following table is a summary of the Company's long-term debt (in thousands):

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **Current Portion of Long-Term Debt:** | | |
| Secured senior term loans | $ 12,600 | $ 15,102 |
| | | |
| **Long-Term Debt:** | | |
| Secured senior term loans due October 9, 2032 ("2032 Term Loans") | $ 1,247,400 | $ — |
| Secured senior term loans due October 8, 2028 ("2028 Term Loans") | — | 1,449,796 |
| Unsecured senior notes, at 4.875%, due July 15, 2027 ("2027 Notes") | — | 545,000 |
| Unsecured senior notes, at 5.125%, due July 15, 2029 ("2029 Notes") | 300,000 | 300,000 |
| Unsecured senior notes, at 6.375%, due February 1, 2031 ("2031 Notes") | 500,000 | 500,000 |
| Unsecured senior notes, at 5.750%, due October 15, 2033 ("2033 Notes") | 745,000 | — |
| Long-term debt, at par | 2,792,400 | 2,794,796 |
| Unamortized debt issuance costs | (28,837) | (23,679) |
| Long-term debt, at carrying value | $ 2,763,563 | $ 2,771,117 |

As of December 31, 2025 and 2024, the estimated fair value of the Company's outstanding long-term debt, including the current portion, was $2.8 billion in both periods. The Company's estimates of fair value of its long-term debt, including the current portion, are based on quoted market prices or other available market data which are considered Level 2 measures according to the fair value hierarchy. Level 2 utilizes quoted market prices in markets that are not active, broker or dealer quotation or alternative pricing sources with reasonable levels of price transparency for similar assets and liabilities.

As of December 31, 2025, the Company had an aggregate principal amount outstanding of $1,260.0 million under the Seventh Amendment to the Company's Secured Senior Term Loans dated as of October 9, 2025 (the "Term Loan Agreement"). As of December 31, 2024, the Company had an aggregate principal amount outstanding of $1,464.9 million under the Sixth Amendment to the Term Loan Agreement.

The table below describes the key terms of the Company's Secured Senior Term Loan amendments, including any historical changes occurring during the periods presented in these financial statements:

| | Effective Date | Maturity Date | SOFR Margin[1] | US Base Rate Margin [1] | Credit Spread Adjustment | Aggregate Principal Amount (in 000s) |
|---|---|---|---|---|---|---|
| Seventh Amendment [2] | 10/9/2025 | 10/9/2032 | 1.50 % | 0.50 % | — % | $ 1,260,000 |
| Sixth Amendment | 10/8/2024 | 10/8/2028 | 1.75 % | 0.75 % | — % | 1,480,000 |
| Fifth Amendment [3] | 3/22/2024 | 10/8/2028 | 1.75 % | 0.75 % | 0.11448 % | 1,480,000 |
| Fourth Amendment | 12/27/2023 | 10/8/2028 | 1.75 % | 0.75 % | 0.11448 % | 980,000 |
| Third Amendment | 1/24/2023 | 10/8/2028 | 2.00 % | 1.00 % | 0.11448 % | 980,000 |

(1) The Term Loan Agreement provides for Term SOFR adjustments for other interest periods and a US Base Rate Margin; however, the Company elects one-month Term SOFR for interest payments. Interest is paid monthly.

(2) Proceeds from the Seventh Amendment to the Term Loan Agreement along with certain proceeds of the 2033 Notes and cash on hand were used to refinance in full all existing term loans outstanding under the Sixth Amendment.

(3) The Fifth Amendment to the Term Loan Agreement provided for the issuance of additional term loans with an aggregate principal amount of $500.0 million which were used to fund the acquisitions completed during 2024, with the excess increasing the Company's cash balances.

The Company's obligations under the Term Loan Agreement are guaranteed by substantially all of the Company's domestic restricted subsidiaries and secured by liens on substantially all of the assets of the Company and the guarantors. The Amended Credit Agreement contains representations and warranties, affirmative and negative covenants, and events of default, which the Company believes are usual and customary for an agreement of this type. Such covenants restrict the Company's ability, among other matters, to incur debt, create liens on the Company's assets, make restricted payments or investments or enter into transactions with affiliates.

The Company's obligations under the Term Loan Agreement may be prepaid at any time without premium or penalty (other than customary breakage costs with respect to Term SOFR-based loans), except if the Company engages in certain repricing transactions before April 9, 2026, in which event a 1.0% prepayment premium would be due.

During the year ended December 31, 2025 the Company recognized loss on early extinguishment of debt of $8.3 million due to the changes in the Term Loan Agreement under the Seventh Amendment and the repayment of the 2027 Notes discussed below.

*Unsecured Senior Notes*

The table below describes the key terms of the Company's Unsecured Senior Notes:

| | Effective Date | Maturity Date | Interest Rate | Interest Payment Dates | Interest Commencement Date | Aggregate Principal Amount (in thousands) |
|---|---|---|---|---|---|---|
| 2033 Notes | 10/9/2025 | 10/15/2033 | 5.750 % | April 15, October 15 | 4/15/2026 | $ 745,000 |
| 2031 Notes | 1/24/2023 | 2/1/2031 | 6.375 % | February 1, August 1 | 8/1/2023 | 500,000 |
| 2029 Notes | 7/2/2019 | 7/15/2029 | 5.125 % | January 15, July 15 | 1/15/2020 | 300,000 |
| 2027 Notes | 7/2/2019 | 7/15/2027 | 4.875 % | January 15, July 15 | 1/15/2020 | 545,000 |

The proceeds from the issuance of the 2033 Notes on October 9, 2025, were used toward the repayment of the Term Loans outstanding at that time as well as to pay off the outstanding principal balance of the 4.875% 2027 Notes of $545.0 million.

The tables below depict the redemption prices of the outstanding unsecured senior notes as of December 31, 2025 (collectively, the "Notes") if redeemed during the twelve-month period commencing on the dates below, plus accrued and unpaid interest, if any, to but not including the redemption date.

| 2029 Notes | Percentage |
|---|---|
| July 15, 2026 and thereafter | 100.000 % |

| 2031 Notes | Percentage |
|---|---|
| February 1, 2026 | 103.188 % |
| February 1, 2027 | 101.594 % |
| February 1, 2028 and thereafter | 100.000 % |

| 2033 Notes | Percentage |
|---|---|
| October 15, 2028 | 102.875 % |
| October 15, 2029 | 101.438 % |
| October 15, 2030 and thereafter | 100.000 % |

The Company may also redeem all or any portion of the 2031 Notes prior to February 1, 2026, at a redemption price equal to 100% of the principal amount redeemed plus a make whole premium as of the date of redemption including accrued and unpaid interest, if any, up to but not including the date of redemption. Additionally, subject to certain limitations, prior to February 1, 2026, the Company may use net cash proceeds of one or more equity offerings to redeem up to 40% in aggregate principal of the 2031 Notes at a redemption price equal to 106.375% of the principal amount thereof plus accrued and unpaid interest thereon, if any, up to but not including the date of redemption.

The Company may also redeem all or any portion of the 2033 Notes prior to October 15, 2028, at a redemption price equal to 100% of the principal amount redeemed plus a make whole premium as of the date of redemption including accrued and unpaid interest, if any, up to but not including the date of redemption. Additionally, subject to certain limitations, prior to October 15, 2028, the Company may use net cash proceeds of one or more equity offerings to redeem up to 40% in aggregate principal of the 2033 Notes at a redemption price equal to 105.750% of the principal amount thereof plus accrued and unpaid interest thereon, if any, up to but not including the date of redemption.

The Notes and the related indentures contain various customary non-financial covenants and are guaranteed by substantially all of the Company's current and future domestic subsidiaries. The Notes are effectively subordinated to the Company's Term Loans, revolving credit facility and finance lease obligations to the extent of the value of the assets securing such secured indebtedness. The Notes are also effectively subordinated to all indebtedness and other liabilities of the Company's subsidiaries that are not guarantors of the Notes.

*Revolving Credit Facility*

On June 28, 2024, the Company and one of the Company's Canadian subsidiaries (the "Canadian Borrower") entered into a seventh amended and restated credit agreement (the "Amended Credit Agreement") with Bank of America, N.A., as administrative agent, and the lenders party to the Amended Credit Agreement. The Amended Credit Agreement amended and restated the sixth amended and restated credit agreement dated October 28, 2020 (the "Prior Credit Agreement"). Under the Amended Credit Agreement, the Company has the right to obtain revolving loans and letters of credit for a combined maximum of up to $550.0 million (with a sub-limit of $250.0 million for letters of credit) and the Canadian Borrower has the right to obtain revolving loans and letters of credit for a combined maximum of up to $50.0 million. The maximum borrowing amount of $600.0 million under the Amended Credit Agreement is increased from $400.0 million under the Prior Credit Agreement.

Borrowings by the Company under the Amended Credit Agreement will bear interest at the Company's option, at either (i) the sum of Term SOFR plus a SOFR Adjustment of 0.1% plus 1.5% per annum, or (ii) the U.S. Base Rate, plus 0.5% per annum, and borrowings by the Canadian Borrower will bear interest, at the Company's option, at either (i) the sum of Term CORRA plus a Term CORRA adjustment of either 0.29547% or 0.32138% for the one or three month interest period respectively, plus 1.5% per annum, (ii) the Canadian Prime Rate, plus 0.5% per annum, or (iii) the Canadian Base Rate, plus 0.5% per annum, as those terms are defined in the Amended Credit Agreement. Other terms under the Amended Credit Agreement are substantially the same as under the Prior Credit Agreement. Subject to certain customary conditions, the facility will expire on June 28, 2029.

On April 28, 2023, the Company entered into an amendment to the credit agreement for the revolving credit facility. As amended, the terms of the agreement are substantially the same as prior to the amendment except for certain updates required to transition the agreement to include a defined LIBOR successor rate. Under the amended agreement, borrowings under the revolving credit facility will bear interest at a rate, at the Company's option, of either (i) "Term SOFR" (as defined in the amended agreement) plus an applicable margin ranging from 1.50% to 1.75% per annum based primarily on the level of the Company's average liquidity for the most recent 30 day period or (ii) BofA's base rate plus an applicable margin ranging from 0.50% to 0.75% per annum based primarily on such average liquidity. The amended agreement also continues to provide (i) for an unused line fee payable to the lenders, calculated on the then unused portion of the lenders' $400.0 million maximum commitments, ranging from 0.25% to 0.375% per annum of the unused commitment, and (ii) for outstanding letters of credit, a fee payable to the lenders equal to the then applicable margin for Term SOFR borrowings described above, and to the issuing banks a standard fronting fee and customary fees and charges in connection with all amendments, extensions, draws and other actions with respect to letters of credit.

Letters of credit issued under the revolving credit facility are utilized primarily as security for the Company's insurance program that includes casualty and financial assurance.

The Company's obligations under the revolving credit facility (including revolving loans and reimbursement obligations for outstanding letters of credit) are guaranteed by substantially all of the Company's U.S. subsidiaries and secured by a first lien on the Company's and its U.S. subsidiaries' accounts receivable. The Canadian Borrower's obligations under the facility are guaranteed by substantially all of the Company's Canadian subsidiaries and secured by a first lien on the accounts receivable of the Canadian subsidiaries.

As of December 31, 2025, the revolving credit facility had no outstanding loan balances, $453.5 million available to borrow and outstanding letters of credit of $146.5 million. The Company also had no outstanding loan balances as of December 31, 2024.

**Cash Flow Hedges**

The Company's strategy to hedge against fluctuations in variable interest rates involves entering into interest rate derivative agreements.

In 2022, the Company entered into interest rate swap agreements with a notional amount of $600.0 million (the "2022 Swaps") to effectively fix the interest rate on $600.0 million principal of variable rate debt (initially the 2028 Term Loans and now the 2032 Term Loans, both of which had SOFR based variable interest payments). Under the terms of the 2022 Swaps, the Company receives interest based upon the variable rates and pays a fixed amount of interest. The 2022 Swaps expire on September 30, 2027. As of December 31, 2025 the effective annual interest rate of the fixed portion of the Term Loan Agreement as a result of the 2022 Swaps is 3.46%.

The Company designated the 2022 Swaps as a cash flow hedge at the inception of the agreements. As of December 31, 2025 the Company recorded a derivative asset with a fair value of $13.6 million. The derivative asset balance as of December 31, 2024 was $32.4 million.

No ineffectiveness has been identified on the 2022 Swaps and, therefore the change in fair value is recorded in stockholders' equity as a component of accumulated other comprehensive loss. Amounts are reclassified from accumulated other comprehensive loss into interest expense on the consolidated statement of operations in the same period or periods during which the hedged transactions affect earnings.

## (12) INCOME TAXES

The domestic and foreign components of income before provision for income taxes were as follows (in thousands):

| | For the years ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2025 | | 2024 | | 2023 |
| Domestic | $ | 441,591 | $ | 444,118 | $ | 401,912 |
| Foreign | | 86,376 | | 89,325 | | 101,367 |
| Total | $ | 527,967 | $ | 533,443 | $ | 503,279 |

The provision for income taxes consisted of the following (in thousands):

| | For the years ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2025 | | 2024 | | 2023 |
| Current: | | | | | | |
| Federal | $ | 66,183 | $ | 68,321 | $ | 64,164 |
| State | | 24,264 | | 27,649 | | 25,496 |
| Foreign | | 20,783 | | 16,737 | | 23,078 |
| | | 111,230 | | 112,707 | | 112,738 |
| Deferred | | | | | | |
| Federal | | 22,556 | | 20,669 | | 18,251 |
| State | | 3,771 | | (4,415) | | (9,049) |
| Foreign | | (564) | | 2,183 | | 3,483 |
| | | 25,763 | | 18,437 | | 12,685 |
| Provision for income taxes | $ | 136,993 | $ | 131,144 | $ | 125,423 |

The Company's effective income tax rate varied from the amount computed using the statutory federal income tax rate of 21% as follows (in thousands, except percentages):

| | For the years ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2025 | | 2024 | | 2023 | |
| | Amount | Percent | Amount | Percent | Amount | Percent |
| **Adjusted pre-tax book income** | $ 527,967 | | $ 533,443 | | $ 503,279 | |
| **U.S. federal statutory tax rate** | 110,873 | 21.0 % | 112,023 | 21.0 % | 105,689 | 21.0 % |
| **State and local income taxes, net of federal income tax effect**[1] | 22,147 | 4.2 | 18,480 | 3.5 | 12,948 | 2.6 |
| **Foreign tax effects** | | | | | | |
| Canada | | | | | | |
| Statutory tax rate difference between Canada and the United States | (4,600) | (0.9) | (4,876) | (0.9) | (5,630) | (1.1) |
| Provincial income taxes | 6,673 | 1.3 | 7,391 | 1.4 | 9,786 | 1.9 |
| Divestiture of business | (5,693) | (1.1) | — | — | — | — |
| Other adjustments | 4,701 | 0.9 | (3,086) | (0.6) | 1,177 | 0.2 |
| Other foreign jurisdictions | 661 | 0.1 | 446 | 0.1 | (160) | — |
| **Total foreign tax effects** | 1,742 | 0.3 | (125) | — | 5,173 | 1.0 |
| **Effect of changes in tax laws or rates enacted in the current period** | — | — | — | — | — | — |
| **Effect of cross-border tax laws** | — | — | — | — | — | — |
| **Tax credits** | (1,000) | (0.2) | 3,099 | 0.6 | 2,144 | 0.4 |
| **Changes in valuation allowances** | (16) | — | (4,075) | (0.8) | (3,245) | (0.6) |
| **Nontaxable and nondeductible items** | 156 | — | (7) | — | (940) | (0.2) |
| **Changes in unrecognized tax benefits** | — | — | — | — | — | — |
| **Other adjustments** | 3,091 | 0.6 | 1,749 | 0.3 | 3,654 | 0.7 |
| **Effective tax rate** | $ 136,993 | 25.9 % | $ 131,144 | 24.6 % | $ 125,423 | 24.9 % |

_____

(1) In 2025 state taxes in California, Texas, Arkansas, Illinois, Louisiana, Massachusetts, New York and New Jersey comprise the majority of the state taxes, net of federal effect category. In 2024 and 2023 state taxes in California, Texas, Massachusetts, Illinois, Louisiana and New York comprise the majority of the state taxes, net of federal effect category.

On July 4, 2025, the One Big Beautiful Bill Act was signed into law. The business tax provisions in the legislation did not have a material impact on the Company's effective tax rate. Certain provisions, such as bonus depreciation, had a beneficial impact to cash taxes.

Income taxes paid by jurisdiction, net of refunds received, consisted of the following (in thousands):

| | For the years ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Federal | $ 64,802 | $ 83,000 | $ 54,670 |
| State | 30,407 | 30,958 | 27,664 |
| Total Domestic | 95,209 | 113,958 | 82,334 |
| | | | |
| Foreign | | | |
|   Canada | 19,395 | 13,471 | 47,186 |
|   Other Foreign Jurisdictions | 3,300 | 3,177 | 2,794 |
| Total Foreign | 22,695 | 16,648 | 49,980 |
| Total | $ 117,904 | $ 130,606 | $ 132,314 |

No individual jurisdictions within the "State" or "Other Foreign Jurisdictions" captions above were equal to or greater than 5 percent of total income taxes paid, net of refunds received.

The components of the total net deferred tax assets and liabilities as of December 31, 2025 and 2024 were as follows (in thousands):

| | 2025 | 2024 |
| --- | --- | --- |
| Deferred tax assets: | | |
|   Provision for doubtful accounts | $ 9,626 | $ 14,808 |
|   Closure, post-closure and remedial liabilities | 29,770 | 32,189 |
|   Operating lease liabilities | 63,020 | 60,929 |
|   Accrued expenses | 15,631 | 14,749 |
|   Accrued compensation and benefits | 17,483 | 16,876 |
|   Net operating loss carryforwards[1] | 57,298 | 48,331 |
|   Excess business interest[2] | 13,116 | 22,078 |
|   Tax credit carryforwards | 2,507 | 2,619 |
|   Stock-based compensation | 5,822 | 4,877 |
|   Other | 2,556 | 2,565 |
|   Total deferred tax assets | 216,829 | 220,021 |
| Deferred tax liabilities: | | |
|   Property, plant and equipment | (316,192) | (311,546) |
|   Operating lease right-of-use assets | (61,948) | (59,999) |
|   Interest rate swap asset | (3,674) | (8,748) |
|   Permits and other intangible assets | (165,672) | (158,905) |
|   Prepaid expenses | (12,640) | (10,881) |
|   Total deferred tax liabilities | (560,126) | (550,079) |
| Total net deferred tax liability before valuation allowance | (343,297) | (330,058) |
|   Less valuation allowance | (34,418) | (27,232) |
|   Net deferred tax liabilities | $ (377,715) | $ (357,290) |

---

(1) As of December 31, 2025, the net operating loss carryforwards included (i) gross state net operating loss carryforwards of $290.4 million which will begin to expire in 2026, (ii) gross federal net operating loss carryforwards of $75.7 million which will begin to expire in 2026 and (iii) gross foreign net operating loss carryforwards of $69.3 million which will begin to expire in 2026.

(2) The Company previously recognized U.S. federal income taxes related to the operations in Canada and has not accrued for any remaining undistributed foreign earnings. These amounts continue to be indefinitely reinvested. The amount of tax associated with those unrepatriated earnings is not expected to be material.

A valuation allowance is required to be established when, based on an evaluation of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the total valuation allowance as of December 31, 2025 and 2024 were as follows (in thousands):

| | 2025 | | 2024 | |
|---|---|---|---|---|
| Allowance related to: | | | | |
| Foreign tax credits | $ | 346 | $ | 346 |
| Federal net operating losses | | 3,768 | | 3,783 |
| State net operating loss carryforwards | | 4,728 | | 4,734 |
| Foreign net operating loss carryforwards | | 16,072 | | 14,543 |
| Deferred tax assets of a Canadian subsidiary | | 251 | | 3,521 |
| Realized and unrealized capital losses | | 9,253 | | 305 |
| Total valuation allowance | $ | 34,418 | $ | 27,232 |

The Company files U.S. federal income tax returns as well as income tax returns in various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations before 2017. The Company has ongoing U.S., state and local jurisdictional audits, as well as Canadian federal and provincial audits, all of which the Company believes will not result in material liabilities. The Company has not identified any material uncertain tax positions in the periods presented.

## (13) EARNINGS PER SHARE

The computation of basic earnings per share (EPS) is based on the weighted average number of the Company's common shares outstanding. The computation of diluted EPS is based on the weighted average number of the Company's common shares outstanding and potential dilutive common shares during the period as determined by using the treasury stock method.

The following are computations of basic and diluted earnings per share (in thousands, except for per share amounts):

| | For the years ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2025 | | 2024 | | 2023 | |
| Numerator for basic and diluted earnings per share: | | | | | | |
| Net income | $ | 390,974 | $ | 402,299 | $ | 377,856 |
| Denominator: | | | | | | |
| Weighted average shares outstanding, basic | | 53,509 | | 53,902 | | 54,071 |
| Dilutive impact of equity awards | | 207 | | 297 | | 311 |
| Weighted average shares outstanding, diluted | | 53,716 | | 54,199 | | 54,382 |
| | | | | | | |
| Basic earnings per share | $ | 7.31 | $ | 7.46 | $ | 6.99 |
| Diluted earnings per share | $ | 7.28 | $ | 7.42 | $ | 6.95 |

In the table above, potentially dilutive shares outstanding include the dilutive effect of unvested restricted stock awards. Shares under the Employee Stock Purchase Plan ("ESPP") which commenced in 2024 are issued on the last day of the offering period and therefore are included in the weighted average shares outstanding when issued.

Potentially dilutive shares whose effect would have been antidilutive have been excluded from the computation of diluted earnings per share. The Company included all outstanding performance awards and restricted stock awards in the calculation of diluted earnings per share except as shown in the table below (in thousands):

| | For the years ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Antidilutive restricted stock awards | 2 | 10 | 12 |
| Performance stock awards for which performance criteria was not attained at reporting date | 89 | 39 | 89 |

## (14) STOCKHOLDERS' EQUITY

The Company has a Board approved share repurchase plan which authorizes the Company to purchase the Company's common stock on the open market or in privately negotiated transactions periodically in a manner that complies with applicable U.S. securities laws. As of December 31, 2025, the Company's limit on that repurchase plan was $1.1 billion. On February 18, 2026, the Company's Board of Directors authorized a $350 million expansion of the Company's share repurchase program. The number of shares purchased and the timing of the purchases have depended and will depend on a number of factors including share price, cash required for future business plans, trading volume and other conditions. The Company has no obligation to repurchase stock under this program and may suspend or terminate the repurchase program at any time.

During the years ended December 31, 2025, 2024 and 2023, the Company repurchased and retired a total of 1.1 million, 0.2 million and 0.3 million shares, respectively, of the Company's common stock for total costs of $249.8 million, $55.0 million and $51.2 million, respectively.

As of December 31, 2025, an additional $249.4 million remained available to repurchase shares under this program.

## (15) ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in accumulated other comprehensive loss by component and related tax impacts for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands):

| | Foreign Currency Translation Adjustments | Unrealized (Loss) Gain on Available-For-Sale Securities | Unrealized Gain (Loss) on Fair Value of Interest Rate Hedges | Unrealized Loss on Pension | Total |
|---|---|---|---|---|---|
| **Balance at January 1, 2023** | $ (209,339) | $ (563) | $ 43,058 | $ (337) | $ (167,181) |
| Other comprehensive income (loss) before reclassifications | 9,000 | 708 | 5,094 | (741) | 14,061 |
| Amounts reclassified out of accumulated other comprehensive loss | — | — | (30,273) | — | (30,273) |
| Tax (provision) benefit | — | (149) | 8,012 | 191 | 8,054 |
| Other comprehensive income (loss) | 9,000 | 559 | (17,167) | (550) | (8,158) |
| **Balance at December 31, 2023** | (200,339) | (4) | 25,891 | (887) | (175,339) |
| Other comprehensive (loss) income before reclassifications | (36,363) | 47 | 16,515 | 339 | (19,462) |
| Amounts reclassified out of accumulated other comprehensive loss | — | — | (19,582) | — | (19,582) |
| Tax (provision) benefit | — | (10) | 828 | (70) | 748 |
| Other comprehensive (loss) income | (36,363) | 37 | (2,239) | 269 | (38,296) |
| **Balance at December 31, 2024** | (236,702) | 33 | 23,652 | (618) | (213,635) |
| Other comprehensive income (loss) before reclassifications | 22,188 | 157 | (4,963) | 586 | 17,968 |
| Amounts reclassified out of accumulated other comprehensive loss | — | — | (13,830) | — | (13,830) |
| Tax (provision) benefit | — | (33) | 5,074 | (160) | 4,881 |
| Other comprehensive income (loss) | 22,188 | 124 | (13,719) | 426 | 9,019 |
| **Balance at December 31, 2025** | $ (214,514) | $ 157 | $ 9,933 | $ (192) | $ (204,616) |

The amounts realized in the consolidated statements of operations during the years ended December 31, 2025, 2024 and 2023 which were reclassified out of accumulated other comprehensive loss were as follows (in thousands):

| | For the years ended December 31, | | | |
|---|---|---|---|---|
| **Other Comprehensive Loss Component** | **2025** | **2024** | **2023** | **Location** |
| Unrealized Gain (Loss) on Fair Value of Interest Rate Hedges [(1)] | $ 13,830 | $ 19,582 | $ 30,273 | Interest expense, net of interest income |

---

(1) For the year ended December 31, 2023, the balance is inclusive of an $8.3 million gain realized in connection with the settlement of certain interest rate swaps.

## (16) STOCK-BASED COMPENSATION

### Stock-based Compensation

In 2020, the Company's shareholders approved the Clean Harbors, Inc. 2020 Stock Incentive Plan (the "2020 Plan"). The 2020 Plan provides for future awards of up to 2.5 million shares of the Company's common stock (subject to certain anti-dilution adjustments) in the form of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. The 2020 Plan is administered by the Compensation and Human Capital Committee of the Company's Board of Directors.

The Company grants restricted stock awards and performance stock awards. The restricted stock awards generally vest over three to five years subject to continued employment. Performance stock awards are subject to performance criteria established by the Compensation and Human Capital Committee of the Company's Board of Directors prior to or at the date of grant. The vesting of the performance stock awards is dependent upon the satisfaction of certain performance conditions currently based on revenue, Adjusted EBITDA, Adjusted EBITDA margin, return on invested capital and a measure of workplace safety. In addition, performance stock awards include continued service conditions through the vesting date.

Total stock-based compensation cost recognized for the years ended December 31, 2025, 2024 and 2023 was $32.7 million, $28.0 million and $20.7 million, respectively. The total income tax benefit recognized in the consolidated statements of operations from stock-based compensation expense was $5.5 million, $5.1 million and $3.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

### Restricted Stock Awards

The following table summarizes information about restricted stock awards for the year ended December 31, 2025:

| Restricted Stock | Number of Shares | Weighted Average Grant-Date Fair Value |
|---|---|---|
| Balance at January 1, 2025 | 387,960 | $ 143.69 |
| Granted | 101,900 | 228.47 |
| Vested | (142,134) | 131.54 |
| Forfeited | (33,906) | 149.78 |
| Balance at December 31, 2025 | 313,820 | $ 176.06 |

As of December 31, 2025, there was $36.8 million of total unrecognized compensation cost arising from restricted stock awards. This cost is expected to be recognized over a weighted average period of 2.3 years. The total fair value of restricted stock vested during 2025, 2024 and 2023 was $32.3 million, $31.9 million and $26.5 million, respectively.

### Performance Stock Awards

The following table summarizes information about performance stock awards for the year ended December 31, 2025:

| Performance Stock | Number of Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Balance at January 1, 2025 | 159,196 | $ 102.09 |
| Granted [1] | 74,124 | 232.78 |
| Vested | (56,767) | 135.59 |
| Forfeited | (29,149) | 161.82 |
| Balance at December 31, 2025 | 147,404 | $ 182.63 |

_____

(1) The granted activity for performance stock awards is recorded based on the target performance level of 100%. The actual number of performance share awards earned for the 2025 performance stock grants could range from 0% to 200% of target depending on the achievement of the pre-established performance goals.

As of December 31, 2025, there was $15.0 million of total unrecognized compensation cost arising from unvested performance stock awards deemed probable of vesting. This cost is expected to be recognized over a weighted average period of 2.2 years. The total fair value of performance awards vested during 2025, 2024 and 2023 was $11.9 million, $8.6 million and $17.0 million, respectively.

*Employee Stock Purchase Plan*

On May 22, 2024, the Company's shareholders approved the Clean Harbors Employee Stock Purchase Plan (the "ESPP"). The ESPP provides a means for eligible employees of the Company to authorize after-tax payroll deductions on a voluntary basis to be used for the periodic purchase of the Company's common stock at a 10% discount to its fair market value. The purchase price paid by the employees will be 90% of the lower of the closing price of the Company's common stock on (i) the first trading day of the offering period or (ii) the last trading day of the offering period. The contribution periods run from January to June and July to December with share issuances under the ESPP occurring on the closest business day on or prior to June 30 and December 31. A total of 500,000 shares of common stock are reserved for issuance under the ESPP. In 2025, 34,651 shares were issued under the plan. For the year ended December 31, 2025 and 2024 total stock-based compensation cost recognized for the ESPP was $1.6 million and $0.7 million, respectively.

## (17) COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are subject to legal proceedings and claims arising in the ordinary course of business. Actions filed against the Company arise from commercial and employment-related claims including alleged class actions related to sales practices and wage and hour claims. The plaintiffs in these actions may be seeking damages or injunctive relief or both. These actions are in various jurisdictions and stages of proceedings, and some are covered in part by insurance. In addition, the Company's waste management services operations are regulated by federal, state, provincial and local laws enacted to regulate discharge of materials into the environment, remediation of contaminated soil and groundwater or otherwise protect the environment. This ongoing regulation results in the Company frequently becoming a party to legal or administrative proceedings involving all levels of government authorities and other interested parties. The issues involved in such proceedings generally relate to alleged violations of existing permits and licenses or alleged responsibility under federal or state Superfund laws to remediate contamination at properties owned either by the Company or by other parties ("third-party sites") to which either the Company or the prior owners of certain of the Company's facilities shipped waste.

At December 31, 2025 and 2024, the Company had recorded reserves of $16.2 million and $29.8 million, respectively, for actual or probable liabilities related to the legal and administrative proceedings in which the Company was then involved, the principal of which are described below. As of December 31, 2025 and 2024, the $16.2 million and $29.8 million, respectively, of reserves consisted of (i) $11.4 million and $23.3 million, respectively, related to pending legal or administrative proceedings, including Superfund liabilities, which were included in remedial liabilities on the consolidated balance sheets, and (ii) $4.8 million and $6.5 million, respectively, related to federal, state and provincial enforcement actions as well as legal claims, which were included in accrued expenses on the consolidated balance sheets.

In management's opinion, it is not reasonably possible that the potential liability beyond what has been recorded, if any, that may result from these actions, either individually or collectively, will have a material effect on the Company's financial position, results of operations or cash flows. The Company periodically adjusts the aggregate amount of these reserves when actual or probable liabilities are paid or otherwise discharged, new claims arise, or additional relevant information about existing or probable claims becomes available.

*Legal or Administrative Proceedings*

As of December 31, 2025, the principal legal and administrative proceedings in which the Company was involved, or which had been terminated during 2025, relate to Safety-Kleen product liability cases and Superfund proceedings.

*Safety-Kleen Product Liability Cases:* Safety-Kleen, Inc. ("Safety-Kleen"), which is a legal entity acquired by the Company in 2012, has been named as a defendant in certain product liability cases that are currently pending in various courts and jurisdictions throughout the United States. As of December 31, 2025, there were approximately 76 proceedings (excluding cases which have been settled but not formally dismissed) wherein persons claim personal injury resulting from the use of Safety-Kleen's parts cleaning equipment or cleaning products. These proceedings typically involve allegations that the solvent used in Safety-Kleen's parts cleaning equipment contains contaminants and/or that Safety-Kleen's recycling process does not effectively remove the contaminants that become entrained in the solvent during their use. In addition, certain claimants assert that Safety-Kleen failed to warn adequately the product user of potential risks, including a historic failure to warn that solvent contains trace amounts of toxic or hazardous substances such as benzene.

The Company maintains insurance that it believes will provide coverage for these product liability claims (over amounts accrued for self-insured retentions and deductibles in certain limited cases), except for punitive damages to the extent not insurable under state law or excluded from insurance coverage. The Company historically has vigorously defended, and intends to continue to vigorously defend, itself and the safety of its products against all of these claims. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2025. From January 1, 2025 to December 31, 2025, 19 product liability claims were settled or dismissed. Due to the nature of these claims and the related insurance, the Company did not incur any expense as insurance provided coverage in full for all such claims. Safety-Kleen may be named in similar, additional lawsuits in the future, including claims for which insurance coverage may not be available.

*Superfund Proceedings:* The Company has been notified that either the Company (which, since December 28, 2012, has included Safety-Kleen) or the prior owners of certain of the Company's facilities for which the Company may have certain indemnification obligations have been identified as PRPs or potential PRPs in connection with 132 sites which are subject to or are proposed to become subject to proceedings under federal or state Superfund laws. Of the 132 Superfund related sites, six involve facilities that are now owned or leased by the Company and 126 involve third-party sites to which either the Company or the prior owners of certain of the Company's facilities shipped waste. Of the 126 third-party sites, 30 are now settled, 12 are currently requiring expenditures on remediation and 84 are not currently requiring expenditures on remediation.

In connection with each site, the Company has estimated the extent, if any, to which it may be subject, either directly or as a result of any indemnification obligations, for cleanup and remediation costs, related legal and consulting costs associated with PRP investigations, settlements and related legal and administrative proceedings. The amount of such actual and potential liability is inherently difficult to estimate because of, among other relevant factors, uncertainties as to the legal liability (if any) of the Company or the prior owners of certain of the Company's facilities to contribute a portion of the cleanup costs, the assumptions that must be made in calculating the estimated cost and timing of remediation, the identification of other PRPs and their respective capability and obligation to contribute to remediation efforts and the existence and legal standing of indemnification agreements (if any) with prior owners, which may either benefit the Company or subject the Company to potential indemnification obligations. The Company believes its potential monetary liability could exceed $1.0 million at three of the 132 Superfund related sites.

Of the 126 third-party sites at which the Company has been notified it is a PRP or potential PRP or may have indemnification obligations, the Company has indemnification agreements at a total of 18 sites. These agreements indemnify the Company (which now includes Safety-Kleen) with respect to any liability at the 18 sites for waste disposed prior to the Company's (or Safety-Kleen's) acquisition of the former subsidiaries of Waste Management and McKesson which had shipped waste to those sites. Accordingly, the indemnifying parties are paying all costs of defending those subsidiaries in those 18 cases, including legal fees and settlement costs. However, there can be no guarantee that the Company's ultimate liabilities for those sites will not exceed the amount recorded or that indemnities applicable to any of these sites will be available to pay all or a portion of related costs. Except for those indemnification agreements discussed, the Company does not have an indemnity agreement with respect to any of the 126 third-party sites discussed above.

### Federal, State and Provincial Enforcement Actions

From time to time, the Company pays fines or penalties in regulatory proceedings relating primarily to waste treatment, storage or disposal facilities. As of December 31, 2025, there was one proceeding for which the Company believes it is possible that the sanctions could equal or exceed $1.0 million. The Company believes that the fines or other penalties in this or any of the other regulatory proceedings will, individually or in the aggregate, not have a material effect on its financial condition, results of operations or cash flows.

### Self-Insurance Liabilities

Under the Company's insurance programs, coverage is obtained for catastrophic exposures, as well as those risks required to be insured by law or contract. The Company's policy is to retain a significant portion of certain expected losses related to workers' compensation, employee medical, comprehensive general liability and vehicle liability. A portion of these self-insured liabilities are managed through its wholly-owned captive insurance subsidiary.

Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims. The current deductible per participant per year for the employee medical insurance policy is $2.0 million. The current deductible per occurrence for workers' compensation is $2.0 million, general liability is $2.0 million and vehicle liability is $5.0 million. The retention per claim for the environmental impairment policy is $2.0 million. At December 31, 2025 and 2024, the Company had accrued $88.9 million and $83.7 million, respectively, for its self-insurance liabilities (exclusive of employee medical insurance) using a risk-free discount rate of 3.66% and 4.14%, respectively.

Anticipated payments for contingencies related to workers' compensation, comprehensive general liability and vehicle liability related claims at December 31, 2025 for each of the next five years and thereafter were as follows (in thousands):

| Years ending December 31, | |
|---|---:|
| 2026 | $ 25,793 |
| 2027 | 24,984 |
| 2028 | 19,073 |
| 2029 | 12,831 |
| 2030 | 6,233 |
| Thereafter | 8,643 |
| Undiscounted self-insurance liabilities | 97,557 |
| Less: Discount | (8,639) |
| Total self-insurance liabilities (included in accrued expenses and other current liabilities) | $ 88,918 |

## (18) LEASES

The Company's lease portfolio is predominately operating leases for real estate, vehicles and industrial equipment utilized in operations and rail cars. The Company presents operating lease balances separately on the consolidated balance sheets. The Company's finance leases relate to vehicles, rail cars and certain real estate. The following table presents the Company's finance lease balances and their classification on the consolidated balance sheets (in thousands):

| Finance Lease Balances (Classification) | December 31, 2025 | December 31, 2024 |
|---|---:|---:|
| ROU assets (Property, plant and equipment, net) | $ 222,291 | $ 182,532 |
| Current portion of lease liabilities (Accrued expenses and other current liabilities) | 33,125 | 25,330 |
| Long-term portion of lease liabilities (Other long-term liabilities) | 196,192 | 161,375 |

The Company's lease expense was as follows (in thousands):

| | For the years ended December 31, | | |
|---|---:|---:|---:|
| | **2025** | **2024** | **2023** |
| Operating lease cost | $ 92,822 | $ 81,688 | $ 69,156 |
| Finance lease cost: | | | |
| Amortization of ROU assets | 33,537 | 25,985 | 17,183 |
| Interest on lease liabilities | 10,987 | 7,066 | 4,051 |
| Total finance lease cost | 44,524 | 33,051 | 21,234 |
| Short-term lease cost | 191,209 | 199,516 | 167,379 |
| Variable lease cost | 4,574 | 5,187 | 4,887 |
| Total lease cost | $ 333,129 | $ 319,442 | $ 262,656 |

Other information related to leases was as follows:

| Weighted Average Remaining Lease Term (years) | December 31, 2025 | December 31, 2024 |
|---|---:|---:|
| Operating leases | 4.0 | 4.3 |
| Finance leases | 6.1 | 6.8 |

| Weighted Average Discount Rate | December 31, 2025 | December 31, 2024 |
|---|---:|---:|
| Operating leases | 5.42 % | 5.20 % |
| Finance leases | 5.15 % | 4.84 % |

| Supplemental Cash Flow Related Disclosures (in thousands) | For the years ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Cash paid for amounts related to lease liabilities: | | | |
| Operating cash flows from operating leases | $ 92,487 | $ 84,932 | $ 71,185 |
| Operating cash flows from finance leases | 10,987 | 7,066 | 4,051 |
| Financing cash flows from finance leases | 33,113 | 30,886 | 15,937 |
| ROU assets obtained in exchange for operating lease liabilities | 86,000 | 123,938 | 82,392 |
| ROU assets obtained in exchange for finance lease liabilities | 75,538 | 78,455 | 47,238 |

At December 31, 2025, the Company's future lease payments under non-cancelable leases that have lease terms in excess of one year were as follows (in thousands):

| Years ending December 31, | December 31, 2025 | |
| --- | --- | --- |
| | Operating Leases | Finance Leases |
| 2026 | $ 87,403 | $ 46,993 |
| 2027 | 74,622 | 53,522 |
| 2028 | 56,732 | 41,840 |
| 2029 | 36,717 | 37,679 |
| 2030 | 17,828 | 36,812 |
| Thereafter | 18,243 | 54,605 |
| Total future lease payments | 291,545 | 271,451 |
| Amount representing interest | (32,011) | (42,134) |
| Total lease liabilities | $ 259,534 | $ 229,317 |

At December 31, 2025, none of the Company's executed leases that had not yet commenced will create significant rights or obligations in the future and sublease transactions are not material. Additionally, the Company does not have any related party leases, and there were no restrictions or covenants imposed by its leases.

## (19) SEGMENT REPORTING

Segment reporting is prepared on the same basis that the Company's chief operating decision maker ("CODM"), which is a committee comprised of the Company's Co-Chief Executive Officers, manages the business, makes operating decisions and assesses performance. The Company is managed and reports as two operating segments; (i) the Environmental Services segment and (ii) the Safety-Kleen Sustainability Solutions segment.

Third-party revenue is revenue billed to outside customers by a particular segment. Direct revenue is revenue allocated to the segment providing the product or service. Intersegment revenues represent the sharing of third-party revenues among the segments based on products and services provided by each segment as if the products and services were sold directly to the third-party. The intersegment revenues are shown net. The operations not managed through the Company's operating segments described above are recorded as "Corporate." Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings.

The following tables reconcile third-party revenues to direct revenues by Reportable Segment (in thousands):

| | For the year ended December 31, 2025 | | | | |
| --- | --- | --- | --- | --- | --- |
| | Environmental Services | Safety-Kleen Sustainability Solutions | Total Segment Revenues | Corporate | Total Consolidated Revenues |
| Third-party revenues | $ 5,146,354 | $ 884,297 | $ 6,030,651 | $ 186 | $ 6,030,837 |
| Intersegment revenues (expense), net | 46,936 | (46,936) | — | — | — |
| Direct revenues | $ 5,193,290 | $ 837,361 | $ 6,030,651 | $ 186 | $ 6,030,837 |

### For the year ended December 31, 2024

| | Environmental Services | Safety-Kleen Sustainability Solutions | Total Segment Revenues | Corporate | Total Consolidated Revenues |
|---|---|---|---|---|---|
| Third-party revenues | $ 4,960,325 | $ 929,220 | $ 5,889,545 | $ 407 | $ 5,889,952 |
| Intersegment revenues (expense), net | 44,422 | (44,422) | — | — | — |
| Direct revenues | $ 5,004,747 | $ 884,798 | $ 5,889,545 | $ 407 | $ 5,889,952 |

### For the year ended December 31, 2023

| | Environmental Services | Safety-Kleen Sustainability Solutions | Total Segment Revenues | Corporate | Total Consolidated Revenues |
|---|---|---|---|---|---|
| Third-party revenues | $ 4,469,909 | $ 938,796 | $ 5,408,705 | $ 447 | $ 5,409,152 |
| Intersegment revenues (expense), net | 41,533 | (41,533) | — | — | — |
| Direct revenues | $ 4,511,442 | $ 897,263 | $ 5,408,705 | $ 447 | $ 5,409,152 |

The primary financial measure by which the CODM evaluates the performance of its segments is Adjusted EBITDA, which consists of net income plus accretion of environmental liabilities, stock-based compensation, depreciation and amortization, net interest expense, loss on early extinguishment of debt and provision for income taxes and excludes other transactions not deemed representative of fundamental segment results and other (income) expense, net. Transactions between the segments are accounted for at the Company's best estimate based on similar transactions with outside customers.

The CODM uses Adjusted EBITDA to enhance their understanding of segment operating performance, which represents the Company's performance in the ordinary, ongoing and customary course of operations. The reportable segment operating performance Adjusted EBITDA is used by the CODM to make key operating decisions such as the allocation of resources. Total assets by segment are not used by the CODM to assess the performance of, or allocate resources to, the Company's segments, therefore total assets by segment are not disclosed.

The tables below present total Reportable Segment Adjusted EBITDA and the relevant significant segment expenses provided to the CODM by reported segment (in thousands):

### For the year ended December 31, 2025

| | Environmental Services | Safety-Kleen Sustainability Solutions | Total Reportable Segments |
|---|---|---|---|
| Direct Revenues | $ 5,193,290 | $ 837,361 | $ 6,030,651 |
| Cost of Revenues | 3,461,985 | 626,918 | 4,088,903 |
| Selling, General and Administrative Expenses | 387,529 | 72,989 | 460,518 |
| Total Reportable Segment Adjusted EBITDA | $ 1,343,776 | $ 137,454 | $ 1,481,230 |

### For the year ended December 31, 2024

| | Environmental Services | Safety-Kleen Sustainability Solutions | Total Reportable Segments |
|---|---|---|---|
| Direct Revenues | $ 5,004,747 | $ 884,798 | $ 5,889,545 |
| Cost of Revenues | 3,366,022 | 659,217 | 4,025,239 |
| Selling, General and Administrative Expenses | 371,263 | 78,575 | 449,838 |
| Total Reportable Segment Adjusted EBITDA | $ 1,267,462 | $ 147,006 | $ 1,414,468 |

### For the year ended December 31, 2023

| | Environmental Services | Safety-Kleen Sustainability Solutions | Total Reportable Segments |
|---|---|---|---|
| Direct Revenues | $ 4,511,442 | $ 897,263 | $ 5,408,705 |
| Cost of Revenues | 3,063,043 | 646,301 | 3,709,344 |
| Selling, General and Administrative Expenses | 346,791 | 78,089 | 424,880 |
| Total Reportable Segment Adjusted EBITDA | $ 1,101,608 | $ 172,873 | $ 1,274,481 |

The following table presents Total Reportable Segment Adjusted EBITDA reconciled to income from operations before provision for income taxes (in thousands):

| | For the years ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Adjusted EBITDA: | | | |
| Environmental Services | $ 1,343,776 | $ 1,267,462 | $ 1,101,608 |
| Safety-Kleen Sustainability Solutions | 137,454 | 147,006 | 172,873 |
| Total Reportable Segment Adjusted EBITDA | 1,481,230 | 1,414,468 | 1,274,481 |
| Reconciliation to Consolidated Statements of Operations: | | | |
| Corporate Costs [1] | 311,291 | 297,534 | 261,911 |
| Accretion of environmental liabilities | 14,326 | 13,456 | 13,667 |
| Stock-based compensation | 32,702 | 27,981 | 20,703 |
| Depreciation and amortization | 446,006 | 400,922 | 365,761 |
| Third-party transaction related costs | 3,533 | — | — |
| Kimball startup costs | — | 4,343 | — |
| Income from operations | 673,372 | 670,232 | 612,439 |
| Other (income) expense, net | (5,200) | 1,454 | (2,315) |
| Loss on early extinguishment of debt | 8,277 | 371 | 2,880 |
| Gain on sale of businesses | (776) | — | — |
| Interest expense, net of interest income | 143,104 | 134,964 | 108,595 |
| Income from operations before provision for income taxes | $ 527,967 | $ 533,443 | $ 503,279 |

_____

(1) Corporate Costs include the revenue, cost of revenues and selling, general and administrative expenses not managed through the Company's operating segments. These costs are not captured within the Company's Reportable Segment Adjusted EBITDA but are included in the Company's total Adjusted EBITDA balances.

The following table presents assets by reported segment and in the aggregate (in thousands):

| | December 31, 2025 | December 31, 2024 |
| --- | --- | --- |
| **Property, plant and equipment, net** | | |
| Environmental Services | $ 1,929,643 | $ 1,865,611 |
| Safety-Kleen Sustainability Solutions | 492,400 | 463,538 |
| Corporate | 119,024 | 118,792 |
| Total property, plant and equipment, net | $ 2,541,067 | $ 2,447,941 |
| | | |
| **Goodwill and Permits and other intangibles, net** | | |
| Environmental Services | | |
| Goodwill | $ 1,297,478 | $ 1,296,204 |
| Permits and other intangibles, net | 510,919 | 549,482 |
| Total Environmental Services | 1,808,397 | 1,845,686 |
| | | |
| Safety-Kleen Sustainability Solutions | | |
| Goodwill | $ 181,572 | $ 180,995 |
| Permits and other intangibles, net | 142,108 | 152,505 |
| Total Safety-Kleen Sustainability Solutions | 323,680 | 333,500 |
| | | |
| Total | $ 2,132,077 | $ 2,179,186 |

**Geographic Information**

As of December 31, 2025 and 2024, the Company had property, plant and equipment, net of depreciation and amortization and permits and other intangible assets, net of amortization in the following geographic locations (in thousands, except percentages):

|  | December 31, 2025 | | December 31, 2024 | |
|---|---|---|---|---|
|  | Total | % of Total | Total | % of Total |
| **Property, plant and equipment, net** | | | | |
| United States | $ 2,331,260 | 91.7 % | $ 2,249,155 | 91.9 % |
| Canada and other foreign | 209,807 | 8.3 | 198,786 | 8.1 |
| Total property, plant and equipment, net | $ 2,541,067 | 100.0 % | $ 2,447,941 | 100.0 % |
|  | | | | |
| **Permits and other intangibles, net** | | | | |
| United States | $ 625,670 | 95.8 % | $ 674,246 | 96.0 % |
| Canada | 27,357 | 4.2 | 27,741 | 4.0 |
| Total permits and other intangibles, net | $ 653,027 | 100.0 % | $ 701,987 | 100.0 % |

The following table presents the total assets by geographical area (in thousands):

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| United States | $ 6,937,254 | $ 6,756,813 |
| Canada and other foreign | 686,802 | 620,465 |
| Total | $ 7,624,056 | $ 7,377,278 |

## ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A.   CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

Based on an evaluation under the supervision and with the participation of our Co-Chief Executive Officers and Chief Financial Officer, as of the end of the period covered by this Annual Report on Form 10-K, our Co-Chief Executive Officers and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined under Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) were effective as of December 31, 2025 to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our Co-Chief Executive Officers and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

### Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of the Company's management, including the Co-Chief Executive Officers and Chief Financial Officer, the Company conducted an evaluation of its internal control over financial reporting based on the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company's management evaluated the effectiveness of Clean Harbors' internal control over financial reporting as of December 31, 2025. Based on their evaluation under the framework in *Internal Control—Integrated Framework (2013)*, the Company's management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2025 based on the criteria in the *Internal Control—Integrated Framework (2013)*.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, which is included below in this Item 9A of this Annual Report on Form 10-K.

### Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that was conducted during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

### Limitations on the Effectiveness of Controls

The Company's management, including the Co-Chief Executive Officers and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures or the Company's internal control over financial reporting will prevent all errors and all fraud.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Further, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations of controls and procedures and internal control over financial reporting, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Clean Harbors, Inc.

## Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Clean Harbors, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 18, 2026 expressed an unqualified opinion on those financial statements.

## Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 18, 2026

## ITEM 9B.   OTHER INFORMATION

During the quarter ended December 31, 2025, no director or "officer" (as defined in Rule 16a-1(f)) of Clean Harbors, Inc. adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

## ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

## PART III

Except for the information set forth below the information called for by **Item 10 (Directors, Executive Officers and Corporate Governance), Item 11 (Executive Compensation), Item 12 (Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters), Item 13 (Certain Relationships and Related Transactions and Director Independence) and Item 14 (Principal Accountant Fees and Services)** is incorporated herein by reference to the registrant's definitive proxy statement for its 2026 annual meeting of shareholders, which definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year covered by this Annual Report on Form 10-K (the "2026 proxy statement").

## ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by our directors, officers and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K. It is also the policy of the Company to comply with all insider trading laws and regulations.

The other information required by this item is incorporated by reference to our 2026 proxy statement.

## ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our 2026 proxy statement.

## ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

In addition to the information about the security ownership of certain beneficial owners and management and related stockholder matters which is incorporated herein by reference to our 2026 definitive proxy statement, the following table includes information as of December 31, 2025 regarding shares of common stock authorized for issuance under the Company's equity compensation plan. The Company's shareholders approved the plan in 2020.

| Plan Category | Number of securities to be issued upon exercise of outstanding options and rights | Weighted average exercise price of outstanding options and rights | Number of securities remaining available for future issuance under equity compensation plan |
|---|---|---|---|
| Equity compensation plans approved by security holders[1] | — | $  — | 1,485,196 |

---

(1)   Includes the Company's 2020 Stock Incentive Plan under which there were no outstanding options but 1,035,282 shares were available for grant of stock options, stock appreciation rights, restricted stock, restricted stock units and certain other stock-based awards as of December 31, 2025. See Note 16, "Stock-based Compensation," to the Company's consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data," in this report. Also includes the Company's 2024 Employee Stock Purchase Plan under which there are 449,914 shares available for issuance as of December 31, 2025.

## ITEM 13   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our 2026 proxy statement.

## ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent registered public accounting firm is Deloitte & Touche LLP, Boston, Massachusetts, Auditor Firm ID: 34.

The information required by this item is incorporated by reference to our 2026 proxy statement.

## ITEM 15.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

*(a)  Documents Filed as a Part of this Report*

|  | Page |
|---|---|
| 1.    Financial Statements: | |
| Report of Independent Registered Public Accounting Firm | 49 |
| Consolidated Balance Sheets as of December 31, 2025 and 2024 | 51 |
| Consolidated Statements of Operations for the Three Years Ended December 31, 2025 | 52 |
| Consolidated Statements of Comprehensive Income for the Three Years Ended December 31, 2025 | 53 |
| Consolidated Statements of Cash Flows for the Three Years Ended December 31, 2025 | 54 |
| Consolidated Statements of Stockholders' Equity for the Three Years Ended December 31, 2025 | 55 |
| Notes to Consolidated Financial Statements | 56 |

All other schedules are omitted because they are not applicable, not required, or because the required information is included in the financial statements or notes thereto.

2.    Exhibits:

The list of exhibits filed as part of this Annual Report on Form 10-K is set forth on the Exhibit Index immediately following the signature page to this report, and such Exhibit Index is incorporated herein by reference.

Exhibits to this Annual Report on Form 10-K have been included only with the copies of the Form 10-K filed with the Securities and Exchange Commission. Upon request to the Company and payment of a reasonable fee, copies of the individual exhibits will be furnished. The Company undertakes to furnish to the Commission upon request copies of instruments (in addition to the exhibits listed below) relating to the Company's acquisitions and long-term debt.

## ITEM 16.    FORM 10-K SUMMARY

None

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on February 18, 2026.

CLEAN HARBORS, INC.

By: /s/ MICHAEL L. BATTLES           By: /s/ ERIC W. GERSTENBERG
Michael L. Battles                    Eric W. Gerstenberg
*Co-Chief Executive Officer and Co-President*      *Co-Chief Executive Officer and Co-President*

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ MICHAEL L. BATTLES<br>Michael L. Battles | Director, Co-Chief Executive Officer and Co-President<br>*(Principal Executive Officer)* | February 18, 2026 |
| /s/ ERIC W. GERSTENBERG<br>Eric W. Gerstenberg | Director, Co-Chief Executive Officer and Co-President<br>*(Principal Executive Officer)* | February 18, 2026 |
| /s/ ERIC J. DUGAS<br>Eric J. Dugas | Executive Vice President and Chief Financial Officer<br>*(Principal Financial and Accounting Officer)* | February 18, 2026 |
| *<br>Alan S. McKim | Founder, Executive Chairman and Chief Technology Officer | February 18, 2026 |
| *<br>Edward G. Galante | Director | February 18, 2026 |
| *<br>Karyn Polito | Director | February 18, 2026 |
| *<br>John T. Preston | Director | February 18, 2026 |
| *<br>Alison Quirk | Director | February 18, 2026 |
| *<br>Marcy L. Reed | Director | February 18, 2026 |
| *<br>Andrea Robertson | Director | February 18, 2026 |
| *<br>Lauren C. States | Director | February 18, 2026 |
| *<br>Shelley Stewart, Jr. | Director | February 18, 2026 |
| *<br>John R. Welch | Director | February 18, 2026 |
| *<br>Robert Willett | Director | February 18, 2026 |

*By: /s/ MICHAEL L. BATTLES          *By: /s/ ERIC W. GERSTENBERG
Michael L. Battles                    Eric W. Gerstenberg
*Attorney-in-Fact*                     *Attorney-in-Fact*

# EXHIBIT INDEX

| Item No. | Description |
| --- | --- |
| 2.1 | Agreement and Plan of Merger dated as of October 26, 2012 among Safety-Kleen, Inc., Clean Harbors, Inc., and CH Merger Sub, Inc. (Incorporated by reference to the Exhibit 2.6 to the Company's Form 8-K filed on October 31, 2012.) |
| 3.1 | Restated Articles of Organization of Clean Harbors, Inc. (Incorporated by reference to the Exhibit 3.1A to the Company's Form 8-K Report filed on May 18, 2005.) |
| 3.2 | Articles of Amendment as filed on May 9, 2011 to Restated Articles of Organization of Clean Harbors, Inc. (Incorporated by reference to the Exhibit 3.1B to the Company's Form 8-K Report filed on May 12, 2011.) |
| 3.3 | Amended and Restated By-Laws of Clean Harbors, Inc. (Incorporated by reference to the Exhibit 3.4D to the Company's Form 8-K Report filed on March 16, 2022.) |
| 4.1+ | Description of Registrant's Securities |
| 4.2 | Indenture dated as of July 2, 2019, among Clean Harbors, Inc., as Issuer, the subsidiaries of Clean Harbors, Inc. named therein as Guarantors, and U.S. Bank National Association, as Trustee Indenture dated as of January 24, 2023, among Clean Harbors, Inc., the subsidiaries of Clean Harbors, Inc. named therein as Guarantors, and U.S. Bank Trust Company, National Association, as Trustee |
| 4.3 | Indenture dated as of January 24, 2023, among Clean Harbors, Inc., the subsidiaries of Clean Harbors, Inc. named therein as Guarantors, and U.S. Bank Trust Company, National Association, as Trustee (Incorporated by reference to the Exhibit 4.46 to the Company's Form 8-K Report filed on January 25, 2023.) |
| 4.4 | Indenture, dated October 9, 2025, among Clean Harbors, Inc., the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 10, 2025.) |
| 4.5 | Form of Note. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 10, 2025.) |
| 10.1 | Seventh Amended and Restated Credit Agreement dated as of June 28, 2024 among Clean Harbors, Inc., as the U.S. Borrower, Clean Harbors Industrial Services Canada, Inc., as the Canadian Borrower, Bank of America, N.A., as Administrative Agent, and the Lenders party thereto (Incorporated by reference to Exhibit 4.43.3 to the Company's Current Report on Form 8-K filed on July 2, 2024.) |
| 10.2 | Second Amended and Restated Confirmation and Ratification of Ancillary Loan Documents dated as of June 28, 2024 among Clean Harbors, Inc., as the U.S. Borrower, Clean Harbors Industrial Services Canada, Inc., as the Canadian Borrower, the subsidiaries of Clean Harbors, Inc. listed on Annex A thereto or that thereafter become a party thereto as Grantors, and Bank of America, N.A., as Agent for its own benefit and the benefit of the other Lenders and Credit Parties (Incorporated by reference to Exhibit 4.43I to the Company's Current Report on Form 8-K filed on July 2, 2024.) |
| 10.3 | Amended and Restated Security Agreement (Canadian Domiciled Loan Parties) dated as of November 1, 2016 among Clean Harbors Industrial Services Canada, Inc., as the Canadian Borrower and a Grantor, the subsidiaries of Clean Harbors, Inc. listed on Annex A thereto or that thereafter become a party thereto as Grantors, and Bank of America, N.A., as Agent (Incorporated by reference to the Exhibit 4.34B to the Company's Form 8-K Report filed on November 2, 2016.) |
| 10.4 | Amended and Restated Guarantee (U.S. Domiciled Loan Parties-U.S. Facility Obligations) dated as of November 1, 2016 executed by the U.S. Domiciled Subsidiaries of Clean Harbors, Inc. named therein in favor of Bank of America, N.A., as Agent for itself and the other U.S. Facility Secured Parties (Incorporated by reference to the Exhibit 4.34C to the Company's Form 8-K Report filed on November 2, 2016.) |
| 10.5 | Amended and Restated Guarantee (Canadian Domiciled Loan Parties-Canadian Facility Obligations) dated as of November 1, 2016 executed by the Canadian Domiciled Subsidiaries of Clean Harbors, Inc. named therein in favor of Bank of America, N.A., as Agent for itself and the other Canadian Facility Secured Parties (Incorporated by reference to the Exhibit 4.34D to the Company's Form 8-K Report filed on November 2, 2016.) |
| 10.6 | Amended and Restated Guarantee (U.S. Domiciled Loan Parties-Canadian Facility Obligations) dated as of November 1, 2016 executed by Clean Harbors, Inc. and the U.S. Domiciled Subsidiaries of Clean Harbors, Inc. named therein in favor of Bank of America, N.A., as Agent for itself and the other Canadian Facility Secured Parties (Incorporated by reference to the Exhibit 4.34E to the Company's Form 8-K Report filed on November 2, 2016.) |
| 10.7 | Second Amended and Restated Security Agreement (U.S. Domiciled Loan Parties) dated as of June 30, 2017, among Clean Harbors, Inc., as the U.S. Borrower and a Grantor, the subsidiaries of Clean Harbors, Inc. listed on Annex A thereto or that thereafter become a party thereto as Grantors, and Bank of America, N.A., as Agent (Incorporated by reference to the Exhibit 4.34G to the Company's Form 8-K Report filed on June 30, 2017.) |
| 10.8* | Key Employee Retention Plan (Incorporated by reference to the Exhibit 10.43 to the Company's Form 10-Q Quarterly Report for the quarterly period ended March 31, 1999.) |
| 10.9* | Form of Severance Agreement under Key Employee Retention Plan with Confidentiality and Non-Competition Agreement (Incorporated by reference to the Exhibit 10.43A to the Company's Form 10-K Annual Report for the Year ended December 31, 2010.) |

| 10.10* | Clean Harbors, Inc. 2020 Stock Incentive Plan (Incorporated by reference to Appendix A to the Company's definitive proxy statement for its 2020 annual meeting of shareholders filed on April 24, 2020.) |
|---|---|
| 10.11* | Form of Restricted Stock Award Agreement [Non-Employee Director] [for use under 2020 Stock Incentive Plan] (Incorporated by reference to the Exhibit 10.58A to the Company's Form 8-K Report filed on June 3, 2020.) |
| 10.12* | Form of Restricted Stock Award Agreement [Employee] [for use under Clean Harbors, Inc. 2020 Stock Incentive Plan] (Incorporated by reference to the Exhibit 10.58B to the Company's Form 8-K Report filed on June 3, 2020.) |
| 10.13* | Form of Performance-Based Restricted Stock Award Agreement [for use under Clean Harbors, Inc. 2020 Stock Incentive Plan] (Incorporated by reference to the Exhibit 10.58C to the Company's Form 8-K Report filed on June 3, 2020.) |
| 10.14* | Michael Battles Offer Letter dated November 1, 2022 (Incorporated by reference to the Exhibit 10.59 to the Company's Form 8-K Report filed on November 2, 2022.) |
| 10.15* | Severance Agreement dated as of November 1, 2022 between Michael Battles and the Company (Incorporated by reference to the Exhibit 10.60 to the Company's Form 8-K Report filed on November 2, 2022.) |
| 10.16* | Eric Gerstenberg Offer Letter dated November 1, 2022 (Incorporated by reference to the Exhibit 10.61 to the Company's Form 8-K Report filed on November 2, 2022.) |
| 10.17* | Severance Agreement dated as of November 1, 2022 between Eric Gerstenberg and the Company (Incorporated by reference to the Exhibit 10.62 to the Company's Form 8-K Report filed on November 2, 2022.) |
| 10.18* | Alan McKim Offer Letter dated November 1, 2022 (Incorporated by reference to the Exhibit 10.63 to the Company's Form 8-K Report filed on November 2, 2022.) |
| 10.19* | Eric J. Dugas Offer Letter dated February 24, 2023 (Incorporated by reference to the Exhibit 10.64 to the Company's Form 8-K Report filed on March 1, 2023.) |
| 10.20* | Brian Weber Offer Letter dated February 24, 2023 (Incorporated by reference to the Exhibit 10.65 to the Company's Form 8-K Report filed on March 1, 2023.) |
| 10.21* | Clean Harbors Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.66 to the Company's Current Report on Form 8-K filed on May 23, 2024.) |
| 10.22* | Clean Harbors, Inc. Amended and Restated Management Incentive Plan (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on October 29, 2025.) |
| 10.23 | Amendment and Restatement Agreement, dated October 9, 2025, by and among financial institutions party thereto, as lenders, Goldman Sachs Lending Partners LLC, as administrative agent and collateral agent, Clean Harbors, Inc., as borrower, and the guarantors from time to time party thereto (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 10, 2025.) |
| 10.24 | Security Agreement dated as of June 30, 2017, among Clean Harbors, Inc. and its subsidiaries listed on Annex A thereto or that become a party thereto as the Grantors, and Goldman Sachs Lending Partners LLC, as the Agent (Incorporated by reference to the Exhibit 4.43A to the Company's Form 8-K Report filed on June 30, 2017.) |
| 10.25 | Intercreditor Agreement dated as of June 30, 2017, among Clean Harbors, Inc., and the subsidiaries of Clean Harbors, Inc. listed on the signature pages thereto (together with any subsidiary that becomes a party thereto after the date thereof), Bank of America, N.A., as the Initial ABL Agent, and Goldman Sachs Lending Partners LLC, as agent under the Term Loan Agreement (Incorporated by reference to the Exhibit 4.44 to the Company's Form 8-K Report filed on June 30, 2017.) |
| 19 | Insider Trading Policy (Incorporated by reference to Exhibit 19 to the Company's Form 10-K Annual Report for the Year ended December 31, 2023.) |
| 21+ | Subsidiaries of Clean Harbors, Inc. |
| 23+ | Consent of Independent Registered Public Accounting Firm |
| 24+ | Power of Attorney |
| 31.1+ | Rule 13a-14a/15d-14(a) Certification of the Co-CEO Michael L. Battles |
| 31.2+ | Rule 13a-14a/15d-14(a) Certification of the Co-CEO Eric W. Gerstenberg |
| 31.3+ | Rule 13a-14a/15d-14(a) Certification of the CFO Eric J. Dugas |
| 32† | Section 1350 Certifications |
| 97 | Clawback Policy (Incorporated by reference to Exhibit 97 to the Company's Form 10-K Annual Report for the Year ended December 31, 2023.) |
| 101.SCH+ | Inline XBRL Taxonomy Extension Schema Document. |
| 101.CAL+ | Inline XBRL Taxonomy Extension Schema Document. |
| 101.LAB+ | Inline XBRL Taxonomy Extension Schema Document. |
| 101.PRE+ | Inline XBRL Taxonomy Extension Schema Document. |
| 101.DEF+ | Inline XBRL Taxonomy Extension Schema Document. |
| 104 | Cover page Interactive Data File (formatted as inline XBRL and with applicable taxonomy extension information contained in Exhibit 101.*) |

---

\*        A "management contract or compensatory plan or arrangement" filed as an exhibit to this report pursuant to Item 15(a)(3) of Form 10-K.

+        Filed herewith.

†        Furnished herewith.

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## COMMON STOCK

Our common stock trades on the New York Stock Exchange (NYSE) under the symbol CLH. On February 11, 2026, there were 202 stockholders of record of our common stock, excluding stockholders whose shares were held in nominee, or "street name" accounts through brokers or banks. On our last record date, more than 127,000 additional stockholders beneficially held shares in street name accounts.

We have never declared nor paid any cash dividends on our common stock, and we do not intend to pay any dividends on our common stock in the foreseeable future. We intend to retain our future earnings, if any, for use in the operation and expansion of our business, payment of our outstanding debt and for our stock repurchase program. In addition, our current revolving credit agreement and the indentures and loan agreement governing our other outstanding debt limit the amount we could pay as cash dividends on or for repurchase of our common stock.

## SAFE HARBOR STATEMENT

Any statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identifiable by use of the words "believes," "expects," "intends," "anticipates," "plans to," "seeks," "will," "should," "estimates," "projects," "may," "likely," "potential," "outlook" or similar expressions. Such statements may include, but are not limited to, statements about the Company's future financial and operating results, plans, strategy, objectives and goals, cost management initiatives, pricing and productivity initiatives, contingent liabilities, liquidity, business, economic and market conditions, trends, customer demand, impacts of tariffs and new legislation, acquisitions, growth opportunities, expectations, challenges and other statements that are not historical facts. Such statements are based upon the beliefs and expectations of Clean Harbors' management as of this date only and are subject to certain risks and uncertainties that could cause actual results to differ materially, including, without limitation: operational and safety risks; risks relating to the failure of new or existing technologies; cybersecurity risks; the occurrence of natural disasters or other catastrophic events, as well as their residual macroeconomic effects; risks associated with retaining and hiring key personnel; environmental liability and product liability risks relating to hazardous waste management and other components of the Company's business; negative economic, industry or other developments, including market volatility or economic downturns; risks associated with management's assumptions relating to expansion of the Company's landfills; reductions in the demand for emergency response services at industrial facilities or on roadways, railways or waterways, and other remedial projects and regulatory developments; reductions in the demand for oil products and automotive services and volatility in oil prices in the markets the Company serves; changes in statutory and regulatory requirements and risks relating to extensive environmental laws and regulations; risks associated with existing and potential litigation; risks associated with the Company's identification and execution of strategic capital expenditures, acquisitions and divestitures and their related liabilities; risks relating to the availability and sufficiency of the Company's insurance coverage, self-insurance, surety bonds, letters of credit and other forms of financial assurance; the impact of new tax legislation or changes in tax regulations and interpretations; the imposition of trade sanctions or tariffs; fluctuations in interest rates and foreign currency exchange rates; risks relating to the Company's indebtedness and covenants in its debt agreements; risks associated with certain anti-takeover provisions under the Massachusetts Business Corporation Act and the Company's By-Laws, and those items identified as "Risk Factors" in Clean Harbors' most recently filed reports on Form 10-K and Form 10-Q. Forward-looking statements are neither historical facts nor assurances of future performance. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Clean Harbors undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements other than through its filings with the Securities and Exchange Commission, which may be viewed in the "Investors" section of Clean Harbors' website at www.cleanharbors.com.

*Clean Harbors is an equal-opportunity employer. We do not discriminate against applicants due to race, ancestry, color, sex, sexual orientation, gender identity, national origin, religion, age, physical or mental disability, veteran status, or on the basis of any other federal, state/provincial, or local protected class.*

### Form 10-K
Copies of the Company's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission on February 18, 2026, may be obtained without charge online at www.cleanharbors.com, or by writing to our corporate headquarters:

42 Longwater Drive
P.O. Box 9149
Norwell, MA 02061-9149
Attention: Investor Relations
781.792.5100

### Annual Shareholders Meeting
Wednesday, May 20, 2026
10:00 a.m. EDT
Clean Harbors Training Facility
101 Philip Drive
Norwell, MA 02061-9149

### Auditors
Deloitte & Touche LLP
115 Federal Street
Boston, MA 02110

### Secretary of the Corporation
Lisa R. Haddad, Esq.
Goodwin Procter LLP

### Corporate Counsel
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210

### Transfer Agent
Equiniti Trust Company, LLC ("EQ")
48 Wall Street, Floor 23
New York, NY 10005

### Corporate Headquarters
42 Longwater Drive
P.O. Box 9149
Norwell, MA 02061-9149
781.792.5000
www.cleanharbors.com





**CLEAN HARBORS, INC.**

42 Longwater Drive, P.O. Box 9149, Norwell, MA 02061-9149
781.792.5000 • www.cleanharbors.com